FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 12, 2004, Series 2004-1	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

04020134

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

RECD S.E.C.
MAR 17 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2004

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: FRANK Y. SKIBO

Title: SENIOR VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

RBS Greenwich Capital

Eq1st0401 Price/DM - Class M4

Balance	$6,090,000.00	Delay	0
Coupon	2.591	Dated	3/15/2004
Settle	3/15/2004	First Payment	3/25/2004

Prepay (ARM)	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
Prepay (FRM)	85 PPC	100 PPC	115 PPC	125 PPC	145 PPC
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)
Price	**Disc Margin**	**Disc Margin**	**Disc Margin**	**Disc Margin**	**Disc Margin**
99-16	149	150	151	153	154
99-17	148	150	151	152	153
99-18	148	149	150	151	152
99-19	147	148	149	150	151
99-20	146	148	149	150	150
99-21	146	147	148	149	149
99-22	145	146	147	148	148
99-23	145	146	146	147	148
99-24	144	145	146	146	147
99-25	144	144	145	146	146
99-26	143	144	144	145	145
99-27	143	143	144	144	144
99-28	142	143	143	143	143
99-29	142	142	142	142	143
99-30	141	141	141	142	142
99-31	141	141	141	141	141
100-00	140	140	140	140	140
100-01	139	139	139	139	139
100-02	139	139	139	138	138
100-03	138	138	138	138	137
100-04	138	137	137	137	137
100-05	137	137	136	136	136
100-06	137	136	136	135	135
100-07	136	136	135	134	134
100-08	136	135	134	134	133
100-09	135	134	134	133	132
100-10	135	134	133	132	132
100-11	134	133	132	131	131
100-12	134	132	131	131	130
100-13	133	132	131	130	129
100-14	132	131	130	129	128
100-15	132	131	129	128	127
100-16	131	130	129	127	126
WAL	6.25	5.23	4.59	4.12	3.82
Mod Durn	5.75	4.88	4.32	3.91	3.65
Principal Window	05/07 - 07/13	03/07 - 12/11	04/07 - 11/10	05/07 - 11/09	07/07 - 01/09

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

eq1st0401 Class M6 BE Analysis

Declaration

Balance	$5,190,000.00	Delay	0
		Dated	3/15/2004
Settle	3/15/2004	First Payment	3/25/2004

Prepay (ARM)	100 PPC	100 PPC	100 PPC	100 PPC
Prepay (FRM)	115 PPC	115 PPC	115 PPC	115 PPC
Default	8.579 CDR	6.879 CDR	7.056 CDR	5.662 CDR
Loss Severity	50%	50%	60%	60%
Servicer Advances	100%	100%	100%	100%
LIBOR	Forward	Forward +150	Forward	Forward +150
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
WAL	11.83	12.38	12.25	12.74
Mod Durn	8.43	8.01	8.62	8.15
Principal Writedown	3,683.31 (0.07%)	3,475.53 (0.07%)	1,209.40 (0.02%)	1,858.57 (0.04%)
Total Collat Group Loss (Collat Maturity)	41,013,642.24 (11.46%)	34,038,016.78 (9.51%)	41,729,236.52 (11.66%)	34,474,145.22 (9.63%)
Total Collat Group Liquidation (Collat Maturity)	81,124,291.61 (22.66%)	67,338,546.84 (18.81%)	68,777,544.64 (19.21%)	56,830,513.54 (15.87%)

RBS Greenwich Capital

eq1st0401 Class M7 BE Analysis

Declaration

Balance	$5,550,000.00	Delay	0
		Dated	3/15/2004
Settle	3/15/2004	First Payment	3/25/2004

Prepay (ARM)	100 PPC	100 PPC	100 PPC	100 PPC
Prepay (FRM)	115 PPC	115 PPC	115 PPC	115 PPC
Default	7.354 CDR	5.749 CDR	6.083 CDR	4.757 CDR
Loss Severity	50%	50%	60%	60%
Servicer Advances	100%	100%	100%	100%
LIBOR	Forward	Forward +150	Forward	Forward +150
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
WAL	12.05	12.61	12.42	12.92
Mod Durn	7.93	7.59	8.07	7.69
Principal Writedown	1,262.70 (0.02%)	3,181.94 (0.06%)	872.98 (0.02%)	6,066.11 (0.11%)
Total Collat Group Loss (Collat Maturity)	36,025,387.44 (10.06%)	29,117,057.99 (8.13%)	36,699,233.76 (10.25%)	29,522,264.67 (8.25%)
Total Collat Group Liquidation (Collat Maturity)	71,252,860.12 (19.90%)	57,599,350.31 (16.09%)	60,483,546.57 (16.89%)	48,664,431.99 (13.59%)

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.09100	1.16100	6.25484	No	Yes
2	1.12800	1.19300	5.14752	No	Yes
3	1.13800	1.23300	5.18587	No	Yes
4	1.16800	1.28600	5.09832	No	Yes
5	1.19300	1.35100	5.12231	No	Yes
6	1.22900	1.43000	5.02524	No	Yes
7	1.28500	1.52400	4.96190	No	Yes
8	1.36500	1.62800	4.93444	No	Yes
9	1.45600	1.74100	4.77343	No	Yes
10	1.55300	1.86100	4.73426	No	Yes
11	1.66700	1.98700	4.54270	No	Yes
12	1.78800	2.11800	4.41120	No	Yes
13	1.90600	2.25200	4.52186	No	Yes
14	2.03600	2.38600	4.14088	No	Yes
15	2.17100	2.51800	4.08317	No	Yes
16	2.30200	2.64600	3.85055	No	Yes
17	2.44800	2.77000	3.79057	No	Yes
18	2.58700	2.88500	3.54063	No	Yes
19	2.70000	2.98400	3.41550	No	Yes
20	2.81800	3.06800	3.58427	No	Yes
21	2.93500	3.15100	4.61700	No	Yes
22	3.03400	3.23200	4.62638	No	Yes
23	3.13400	3.31300	4.38715	No	Yes
24	3.17000	3.39400	4.32231	No	Yes
25	3.20100	3.48300	4.64374	No	Yes
26	3.30900	3.58200	4.15682	No	Yes
27	3.41300	3.67500	4.37614	No	Yes
28	3.51400	3.76200	4.11055	No	Yes
29	3.60900	3.84300	4.12710	No	Yes
30	3.69900	3.91700	3.86027	No	Yes
31	3.78300	3.98300	3.74160	No	Yes
32	3.86100	4.04200	3.81299	No	Yes
33	3.93000	4.09600	4.18834	No	Yes
34	3.99200	4.14600	4.24912	No	Yes
35	4.04400	4.19400	3.99954	No	Yes
36	4.08800	4.24100	3.91434	No	Yes
37	4.13100	4.28900	4.32413	No	Yes
38	4.18000	4.33700	3.50550	No	Yes
39	4.22700	4.38500	3.88655	No	Yes
40	4.27500	4.43300	3.73407	No	Yes
41	4.32200	4.48100	3.87658	No	Yes

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
42	4.36900	4.53000	3.66343	No	Yes
43	4.41500	4.57900	3.62083	No	Yes
44	4.46200	4.62900	3.76753	No	Yes
45	4.51000	4.67900	3.70125	No	Yes
46	4.55800	4.73000	3.82667	No	Yes
47	4.60700	4.77900	3.59432	No	Yes
48	4.65700	4.82600	3.53588	No	Yes
49	4.71000	4.86900	3.83629	No	Yes
50	4.76100	4.90800	3.42633	No	Yes
51	4.80700	4.94100	3.68559	No	Yes
52	4.84700	4.96700	3.47470	No	Yes
53	4.88300	4.98800	3.23815	Yes	Yes
54	4.91200	5.00100	3.02807	Yes	Yes
55	4.93600	5.00800	3.00361	Yes	Yes
56	4.95300	5.01400	3.17587	Yes	Yes
57	4.96400	5.02500	3.01418	Yes	Yes
58	4.96700	5.04100	3.19755	Yes	Yes
59	4.96400	5.06500	3.01745	Yes	Yes
60	4.95300	5.09600	3.03101	Yes	Yes
61	4.96900	5.13600	3.57601	Yes	Yes
62	5.01600	5.17900	2.98921	Yes	Yes
63	5.06100	5.22100	3.21488	Yes	Yes
64	5.10500	5.26200	2.99464	Yes	Yes
65	5.14700	5.30000	3.15577	Yes	Yes
66	5.18700	5.33600	2.93887	Yes	Yes
67	5.22600	5.37000	2.91259	Yes	Yes
68	5.26200	5.40200	3.09077	Yes	Yes
69	5.29700	5.43200	2.95349	Yes	Yes
70	5.32900	5.45900	3.13048	Yes	Yes
71	5.36000	5.48400	2.92971	Yes	Yes
72	5.38800	5.50700	2.92384	Yes	Yes
73	5.41300	5.52700	3.48719	Yes	Yes
74	5.43700	5.54400	2.92961	Yes	Yes
75	5.45800	5.55900	3.16272	Yes	Yes
76	5.47600	5.57000	2.98960	Yes	Yes
77	5.49200	5.57900	3.18839	Yes	Yes
78	5.50400	5.58500	3.02665	Yes	Yes
79	5.51500	5.58700	3.05213	Yes	Yes
80	5.52200	5.58900	3.26352	Yes	Yes
81	5.52600	5.59300	3.13136	Yes	Yes
82	5.52700	5.59800	3.34579	Yes	Yes

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
83	5.52500	5.60600	3.21831	Yes	Yes
84	5.52000	5.61800	3.27031	Yes	Yes
85	5.52500	5.63300	3.81720	Yes	Yes
86	5.54200	5.64900	3.36098	Yes	Yes
87	5.55900	5.66600	3.58463	Yes	Yes
88	5.57500	5.68300	3.47068	Yes	Yes
89	5.59200	5.69900	3.67948	Yes	Yes
90	5.60800	5.71600	3.57910	Yes	Yes
91	5.62400	5.73200	3.64060	Yes	Yes
92	5.64000	5.74900	3.84735	Yes	Yes
93	5.65600	5.76500	3.77988	Yes	Yes
94	5.67200	5.78200	3.98756	Yes	Yes
95	5.68800	5.79800	3.91295	Yes	Yes
96	5.70400	5.81500	3.98702	Yes	Yes
97	5.72000	5.83200	4.33465	Yes	Yes
98	5.73700	5.84900	4.15309	Yes	Yes
99	5.75300	5.86600	4.39101	Yes	Yes
100	5.76900	5.88300	4.36083	Yes	Yes
101	5.78600	5.90000	4.58228	Yes	Yes
102	5.80200	5.91800	4.57273	Yes	Yes
103	5.81900	5.93600	4.68854	Yes	Yes
104	5.83600	5.95400	4.91916	Yes	Yes
105	5.85300	5.97200	4.96258	Yes	Yes
106	5.87100	5.99100	5.19569	Yes	Yes
107	5.88900	6.01000	5.24557	Yes	Yes
108	5.90700	6.02900	5.39945	Yes	Yes
109	5.92500	6.04900	5.79824	Yes	Yes
110	5.94400	6.06900	5.73534	Yes	Yes
111	5.96300	6.09000	6.00082	Yes	Yes
112	5.98200	6.11100	6.12552	Yes	Yes
113	6.00200	6.13300	6.37590	Yes	Yes
114	6.02300	6.15500	6.52839	Yes	Yes
115	6.04300	6.17800	6.74441	Yes	Yes
116	6.06500	6.19800	7.00227	Yes	Yes
117	6.08600	6.21200	7.22748	Yes	Yes
118	6.10900	6.22200	7.48935	Yes	Yes
119	6.13200	6.22500	7.73927	Yes	Yes
120	6.15500	6.22300	7.83021	Yes	No
121	6.16100	6.21600	7.81280	Yes	No
122	6.15000	6.20700	7.79578	Yes	No
123	6.14000	6.19800	7.77761	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
124	6.13000	6.19000	7.76115	Yes	No
125	6.12100	6.18300	7.74499	Yes	No
126	6.11300	6.17700	7.72915	Yes	No
127	6.10600	6.17200	7.71362	Yes	No
128	6.10000	6.16800	7.69811	Yes	No
129	6.09400	6.16600	7.68002	Yes	No
130	6.09000	6.16400	7.66541	Yes	No
131	6.08600	6.16300	7.65108	Yes	No
132	6.08400	6.16400	7.63704	Yes	No
133	6.08300	6.16600	7.62328	Yes	No
134	6.08300	6.17000	7.60980	Yes	No
135	6.08400	6.17500	7.59735	Yes	No
136	6.08700	6.18100	7.58437	Yes	No
137	6.09100	6.18900	7.57166	Yes	No
138	6.09600	6.19800	7.55918	Yes	No
139	6.10300	6.20900	7.54696	Yes	No
140	6.11200	6.22300	7.53524	Yes	No
141	6.12100	6.23900	7.52728	Yes	No
142	6.13300	6.25700	7.51572	Yes	No
143	6.14600	6.27700	7.50439	Yes	No
144	6.16100	6.29800	7.49327	Yes	No
145	6.18100	6.32000	7.48238	Yes	No
146	6.20500	6.34100	7.47187	Yes	No
147	6.22700	6.36200	7.46179	Yes	No
148	6.24900	6.38100	7.45158	Yes	No
149	6.27000	6.39900	7.44155	Yes	No
150	6.28900	6.41600	7.43173	Yes	No
151	6.30700	6.43100	7.42211	Yes	No
152	6.32400	6.44600	7.41270	Yes	No
153	6.34000	6.45900	7.40355	Yes	No
154	6.35500	6.47000	7.39454	Yes	No
155	6.36800	6.48100	7.38570	Yes	No
156	6.38000	6.49000	7.37705	Yes	No
157	6.39100	6.49700	7.36858	Yes	No
158	6.40000	6.50300	7.36029	Yes	No
159	6.40800	6.50700	7.35220	Yes	No
160	6.41500	6.51000	7.34425	Yes	No
161	6.42000	6.51200	7.33648	Yes	No
162	6.42300	6.51100	7.32887	Yes	No
163	6.42500	6.50900	7.32142	Yes	No
164	6.42600	6.50600	7.31413	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
165	6.42500	6.50100	7.30699	Yes	No
166	6.42200	6.49400	7.30001	Yes	No
167	6.41800	6.48500	7.29317	Yes	No
168	6.41200	6.47400	7.28648	Yes	No
169	6.40500	6.46200	7.27993	Yes	No
170	6.39500	6.44800	7.27352	Yes	No
171	6.38400	6.43200	7.26722	Yes	No
172	6.37100	6.41400	7.26108	Yes	No
173	6.35700	6.39400	7.25507	Yes	No
174	6.34000	6.37200	7.24745	Yes	No
175	6.32200	6.34800	7.24198	Yes	No
176	6.30200	6.32600	7.23670	Yes	No
177	6.27900	6.30800	7.23109	Yes	No
178	6.25500	6.29600	7.22565	Yes	No
179	6.22900	6.29000	7.22044	Yes	No
180	6.20100	6.28900	7.21534	Yes	No
181	6.19100	6.29400	7.21036	Yes	No
182	6.20000	6.30200	7.20550	Yes	No
183	6.20800	6.31000	7.20075	Yes	No
184	6.21600	6.31700	7.19611	Yes	No
185	6.22400	6.32400	7.19157	Yes	No
186	6.23200	6.33100	7.18715	Yes	No
187	6.23800	6.33700	7.18282	Yes	No
188	6.24500	6.34200	7.17860	Yes	No
189	6.25100	6.34700	7.17448	Yes	No
190	6.25700	6.35200	7.17046	Yes	No
191	6.26200	6.35600	7.16652	Yes	No
192	6.26700	6.36000	7.16268	Yes	No
193	6.27100	6.36300	7.15892	Yes	No
194	6.27500	6.36600	7.15525	Yes	No
195	6.27800	6.36800	7.15168	Yes	No
196	6.28100	6.37000	7.14818	Yes	No
197	6.28400	6.37100	7.14476	Yes	No
198	6.28600	6.37200	7.14142	Yes	No
199	6.28700	6.37200	7.13816	Yes	No
200	6.28800	6.37100	7.13498	Yes	No
201	6.28800	6.37000	7.13186	Yes	No
202	6.28800	6.36900	7.12883	Yes	No
203	6.28800	6.36700	7.12586	Yes	No
204	6.28600	6.36400	7.12296	Yes	No
205	6.28500	6.36100	7.12013	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
206	6.28200	6.35700	7.11736	Yes	No
207	6.28000	6.35300	7.11465	Yes	No
208	6.27600	6.34800	7.11201	Yes	No
209	6.27200	6.34200	7.10943	Yes	No
210	6.26800	6.33600	7.10691	Yes	No
211	6.26300	6.32900	7.10445	Yes	No
212	6.25700	6.32200	7.10204	Yes	No
213	6.25100	6.31400	7.09968	Yes	No
214	6.24400	6.30500	7.09738	Yes	No
215	6.23600	6.29600	7.09514	Yes	No
216	6.22800	6.28600	7.09295	Yes	No
217	6.21900	6.27500	7.09080	Yes	No
218	6.21000	6.26400	7.08871	Yes	No
219	6.20000	6.25200	7.08664	Yes	No
220	6.18900	6.23900	7.08464	Yes	No
221	6.17800	6.22600	7.08268	Yes	No
222	6.16500	6.21100	7.08077	Yes	No
223	6.15300	6.19700	7.07890	Yes	No
224	6.13900	6.18100	7.07702	Yes	No
225	6.12500	6.16500	7.07458	Yes	No
226	6.11100	6.14800	7.07284	Yes	No
227	6.09500	6.13000	7.07114	Yes	No
228	6.07900	6.11200	7.06948	Yes	No
229	6.06200	6.09300	7.06786	Yes	No
230	6.04400	6.07300	7.06621	Yes	No
231	6.02600	6.05200	7.06361	Yes	No
232	6.00700	6.03000	7.06211	Yes	No
233	5.98700	6.00800	7.06064	Yes	No
234	5.96700	5.98500	7.05920	Yes	No
235	5.94500	5.96100	7.05780	Yes	No
236	5.92300	5.93800	7.05632	Yes	No
237	5.90000	5.91900	7.05389	Yes	No
238	5.87700	5.90200	7.05266	Yes	No
239	5.85200	5.88900	7.05151	Yes	No
240	5.82700	5.87900	7.05039	Yes	No
241	5.81200	5.87300	7.04931	Yes	No
242	5.80800	5.86900	7.04820	Yes	No
243	5.80400	5.86400	7.04678	Yes	No
244	5.79900	5.86000	7.04579	Yes	No
245	5.79500	5.85500	7.04482	Yes	No
246	5.79100	5.85100	7.04388	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
247	5.78600	5.84600	7.04296	Yes	No
248	5.78200	5.84200	7.04205	Yes	No
249	5.77800	5.83700	7.04101	Yes	No
250	5.77300	5.83300	7.04017	Yes	No
251	5.76900	5.82800	7.03934	Yes	No
252	5.76400	5.82400	7.03854	Yes	No
253	5.76000	5.81900	7.03777	Yes	No
254	5.75600	5.81400	7.03699	Yes	No
255	5.75100	5.81000	7.03611	Yes	No
256	5.74600	5.80500	7.03540	Yes	No
257	5.74200	5.80000	7.03470	Yes	No
258	5.73700	5.79600	7.03402	Yes	No
259	5.73300	5.79100	7.03336	Yes	No
260	5.72800	5.78600	7.03270	Yes	No
261	5.72400	5.78200	7.03196	Yes	No
262	5.71900	5.77700	7.03135	Yes	No
263	5.71400	5.77200	7.03076	Yes	No
264	5.71000	5.76700	7.03019	Yes	No
265	5.70500	5.76300	7.02963	Yes	No
266	5.70100	5.75800	7.02908	Yes	No
267	5.69600	5.75300	7.02844	Yes	No
268	5.69100	5.74800	7.02793	Yes	No
269	5.68700	5.74400	7.02744	Yes	No
270	5.68200	5.73900	7.02696	Yes	No
271	5.67700	5.73400	7.02649	Yes	No
272	5.67300	5.72900	7.02603	Yes	No
273	5.66800	5.72500	7.02549	Yes	No
274	5.66400	5.72000	7.02507	Yes	No
275	5.65900	5.71500	7.02465	Yes	No
276	5.65400	5.71100	7.02425	Yes	No
277	5.65000	5.70600	7.02386	Yes	No
278	5.64500	5.70100	7.02348	Yes	No
279	5.64000	5.69600	7.02303	Yes	No
280	5.63600	5.69200	7.02268	Yes	No
281	5.63100	5.68700	7.02233	Yes	No
282	5.62700	5.68200	7.02200	Yes	No
283	5.62200	5.67800	7.02168	Yes	No
284	5.61800	5.67300	7.02136	Yes	No
285	5.61300	5.66900	7.02100	Yes	No
286	5.60900	5.66400	7.02071	Yes	No
287	5.60400	5.65900	7.02043	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
288	5.60000	5.65500	7.02016	Yes	No
289	5.59500	5.65000	7.01990	Yes	No
290	5.59100	5.64600	7.01964	Yes	No
291	5.58600	5.64100	7.01934	Yes	No
292	5.58200	5.63700	7.01911	Yes	No
293	5.57800	5.63300	7.01888	Yes	No
294	5.57300	5.62800	7.01867	Yes	No
295	5.56900	5.62400	7.01846	Yes	No
296	5.56500	5.62000	7.01826	Yes	No
297	5.56000	5.61500	7.01803	Yes	No
298	5.55600	5.61100	7.01783	Yes	No
299	5.55200	5.60700	7.01761	Yes	No
300	5.54800	5.60300	7.01740	Yes	No
301	5.54400	5.59900	7.01720	Yes	No
302	5.53900	5.59400	7.01700	Yes	No
303	5.53500	5.59000	7.01676	Yes	No
304	5.53100	5.58600	7.01658	Yes	No
305	5.52700	5.58200	7.01640	Yes	No
306	5.52300	5.57800	7.01623	Yes	No
307	5.51900	5.57400	7.01606	Yes	No
308	5.51600	5.57100	7.01590	Yes	No
309	5.51200	5.56700	7.01571	Yes	No
310	5.50800	5.56300	7.01556	Yes	No
311	5.50400	5.55900	7.01542	Yes	No
312	5.50000	5.55600	7.01528	Yes	No
313	5.49700	5.55200	7.01515	Yes	No
314	5.49300	5.54800	7.01501	Yes	No
315	5.49000	5.54500	7.01487	Yes	No
316	5.48600	5.54100	7.01475	Yes	No
317	5.48300	5.53800	7.01464	Yes	No
318	5.47900	5.53500	7.01453	Yes	No
319	5.47600	5.53100	7.01443	Yes	No
320	5.47200	5.52800	7.01433	Yes	No
321	5.46900	5.52500	7.01422	Yes	No
322	5.46600	5.52200	7.01413	Yes	No
323	5.46300	5.51900	7.01405	Yes	No
324	5.46000	5.51600	7.01398	Yes	No
325	5.45700	5.51300	7.01391	Yes	No
326	5.45400	5.51000	7.01385	Yes	No
327	5.45100	5.50700	7.01378	Yes	No
328	5.44800	5.50400	7.01373	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
329	5.44500	5.50200	7.01369	Yes	No
330	5.44300	5.49900	7.01365	Yes	No
331	5.44000	5.49600	7.01362	Yes	No
332	5.43700	5.49400	7.01360	Yes	No
333	5.43500	5.49200	7.01358	Yes	No
334	5.43200	5.48900	7.01358	Yes	No
335	5.43000	5.48700	7.01358	Yes	No
336	5.42800	5.48500	7.01360	Yes	No
337	5.42500	5.48300	7.01363	Yes	No
338	5.42300	5.48100	7.01368	Yes	No
339	5.42100	5.47900	7.01373	Yes	No
340	5.41900	5.47700	7.01381	Yes	No
341	5.41700	5.47500	7.01391	Yes	No
342	5.41500	5.47300	7.01403	Yes	No
343	5.41400	5.47200	7.01418	Yes	No
344	5.41200	5.47000	7.01437	Yes	No
345	5.41000	5.46900	7.01459	Yes	No
346	5.40900	5.46700	7.01487	Yes	No
347	5.40700	5.46600	7.01525	Yes	No
348	5.40600	5.46500	7.01573	Yes	No
349	5.40500	5.46400	7.01636	Yes	No
350	5.40300	5.46300	7.01717	Yes	No
351	5.40200	5.46200	7.01826	Yes	No
352	5.40100	5.46100	7.01989	Yes	No
353	5.40000	5.46000	7.02232	Yes	No
354	5.39900	5.46000	7.02636	Yes	No
355	5.39900	5.45900	7.03435	Yes	No
356	5.39800	5.45900	7.05751	Yes	No
357	5.39700	5.45800	7.77110	Yes	No
358	5.39700	5.45800	2.50060	Yes	No
359	5.39700	5.45800	0.14257	Yes	No
360	5.39600	5.45800	0.00000	Yes	No
361	5.39600	5.45800	0.00000	Yes	No
362	5.39600	5.45800	0.00000	Yes	No
363	5.39600	5.45800	0.00000	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR + 150bps

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.09100	1.16100	6.25484	No	Yes
2	2.62800	2.69300	3.63287	No	Yes
3	2.63800	2.73300	3.72062	No	Yes
4	2.66800	2.78600	3.58488	No	Yes
5	2.69300	2.85100	3.65842	No	Yes
6	2.72900	2.93000	3.51340	No	Yes
7	2.78500	3.02400	3.45101	No	Yes
8	2.86500	3.12800	3.47335	No	Yes
9	2.95600	3.24100	3.26485	No	Yes
10	3.05300	3.36100	3.27563	No	Yes
11	3.16700	3.48700	3.03855	No	Yes
12	3.28800	3.61800	2.91033	No	Yes
13	3.40600	3.75200	3.16476	No	Yes
14	3.53600	3.88600	2.65306	No	Yes
15	3.67100	4.01800	2.64271	No	Yes
16	3.80200	4.14600	2.37887	No	Yes
17	3.94800	4.27000	2.36683	No	Yes
18	4.08700	4.38500	2.08901	No	Yes
19	4.20000	4.48400	1.97401	No	Yes
20	4.31800	4.56800	2.18809	No	Yes
21	4.43500	4.65100	3.17721	No	Yes
22	4.53400	4.73200	3.23830	No	Yes
23	4.63400	4.81300	2.95796	No	Yes
24	4.67000	4.89400	2.89827	No	Yes
25	4.70100	4.98300	3.36143	No	Yes
26	4.80900	5.08200	2.77479	No	Yes
27	4.91300	5.17500	3.23461	No	Yes
28	5.01400	5.26200	2.92947	No	Yes
29	5.10900	5.34300	2.99380	No	Yes
30	5.19900	5.41700	2.69698	No	Yes
31	5.28300	5.48300	2.59137	No	Yes
32	5.36100	5.54200	2.72706	No	Yes
33	5.43000	5.59600	3.28120	No	Yes
34	5.49200	5.64600	3.39223	No	Yes
35	5.54400	5.69400	3.10082	No	Yes
36	5.58800	5.74100	3.01814	No	Yes
37	5.63100	5.78900	3.56531	No	Yes
38	5.68000	5.83700	2.55542	No	Yes
39	5.72700	5.88500	3.09506	No	Yes
40	5.77500	5.93300	2.88957	No	Yes
41	5.82200	5.98100	3.07378	No	Yes

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR + 150bps

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
42	5.86900	6.03000	2.80583	No	Yes
43	5.91500	6.07900	2.75693	No	Yes
44	5.96200	6.12900	2.94161	No	Yes
45	6.01000	6.17900	2.89267	No	Yes
46	6.05800	6.23000	3.05762	No	Yes
47	6.10700	6.27900	2.77187	No	Yes
48	6.15700	6.32600	2.70720	No	Yes
49	6.21000	6.36900	3.09107	No	Yes
50	6.26100	6.40800	2.57921	No	Yes
51	6.30700	6.44100	2.89482	No	Yes
52	6.34700	6.46700	2.64198	No	Yes
53	6.38300	6.48800	2.47665	Yes	Yes
54	6.41200	6.50100	2.21513	Yes	Yes
55	6.43600	6.50800	2.18449	Yes	Yes
56	6.45300	6.51400	2.39140	Yes	Yes
57	6.46400	6.52500	2.14553	Yes	Yes
58	6.46700	6.54100	2.36820	Yes	Yes
59	6.46400	6.56500	2.13765	Yes	Yes
60	6.45300	6.59600	2.14638	Yes	Yes
61	6.46900	6.63600	2.82029	Yes	Yes
62	6.51600	6.67900	2.09116	Yes	Yes
63	6.56100	6.72100	2.27913	Yes	Yes
64	6.60500	6.76200	2.02140	Yes	Yes
65	6.64700	6.80000	2.21302	Yes	Yes
66	6.68700	6.83600	1.96569	Yes	Yes
67	6.72600	6.87000	1.94301	Yes	Yes
68	6.76200	6.90200	2.14384	Yes	Yes
69	6.79700	6.93200	1.91227	Yes	Yes
70	6.82900	6.95900	2.11743	Yes	Yes
71	6.86000	6.98400	1.89595	Yes	Yes
72	6.88800	7.00700	1.89658	Yes	Yes
73	6.91300	7.02700	2.56157	Yes	Yes
74	6.93700	7.04400	1.91079	Yes	Yes
75	6.95800	7.05900	2.12823	Yes	Yes
76	6.97600	7.07000	1.94470	Yes	Yes
77	6.99200	7.07900	2.16542	Yes	Yes
78	7.00400	7.08500	2.00016	Yes	Yes
79	7.01500	7.08700	2.03399	Yes	Yes
80	7.02200	7.08900	2.26233	Yes	Yes
81	7.02600	7.09300	2.11798	Yes	Yes
82	7.02700	7.09800	2.35254	Yes	Yes

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR + 150bps

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
83	7.02500	7.10600	2.22249	Yes	Yes
84	7.02000	7.11800	2.28271	Yes	Yes
85	7.02500	7.13300	2.92545	Yes	Yes
86	7.04200	7.14900	2.39004	Yes	Yes
87	7.05900	7.16600	2.62984	Yes	Yes
88	7.07500	7.18300	2.50360	Yes	Yes
89	7.09200	7.19900	2.75160	Yes	Yes
90	7.10800	7.21600	2.63240	Yes	Yes
91	7.12400	7.23200	2.70324	Yes	Yes
92	7.14000	7.24900	2.95988	Yes	Yes
93	7.15600	7.26500	2.85473	Yes	Yes
94	7.17200	7.28200	3.11548	Yes	Yes
95	7.18800	7.29800	3.02902	Yes	Yes
96	7.20400	7.31500	3.13271	Yes	Yes
97	7.22000	7.33200	3.55755	Yes	Yes
98	7.23700	7.34900	3.38626	Yes	Yes
99	7.25300	7.36600	3.60923	Yes	Yes
100	7.26900	7.38300	3.65950	Yes	Yes
101	7.28600	7.40000	3.85381	Yes	Yes
102	7.30200	7.41800	3.95372	Yes	Yes
103	7.31900	7.43600	4.10917	Yes	Yes
104	7.33600	7.45400	4.30369	Yes	Yes
105	7.35300	7.47200	4.44538	Yes	Yes
106	7.37100	7.49100	4.64790	Yes	Yes
107	7.38900	7.51000	4.80851	Yes	Yes
108	7.40700	7.52900	5.00069	Yes	Yes
109	7.42500	7.54900	5.35335	Yes	Yes
110	7.44400	7.56900	5.40768	Yes	Yes
111	7.46300	7.59000	5.63512	Yes	Yes
112	7.48200	7.61100	5.84681	Yes	Yes
113	7.50200	7.63300	6.09236	Yes	Yes
114	7.52300	7.65500	6.32054	Yes	Yes
115	7.54300	7.67800	6.57130	Yes	Yes
116	7.56500	7.69800	6.84673	Yes	Yes
117	7.58600	7.71200	7.11203	Yes	Yes
118	7.60900	7.72200	7.41772	Yes	Yes
119	7.63200	7.72500	7.72320	Yes	Yes
120	7.65500	7.72300	7.83781	Yes	No
121	7.66100	7.71600	7.82026	Yes	No
122	7.65000	7.70700	7.80302	Yes	No
123	7.64000	7.69800	7.78610	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

PPC: 150%

Forward LIBOR + 150bps

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
124	7.63000	7.69000	7.76949	Yes	No
125	7.62100	7.68300	7.75319	Yes	No
126	7.61300	7.67700	7.73719	Yes	No
127	7.60600	7.67200	7.72149	Yes	No
128	7.60000	7.66800	7.70608	Yes	No
129	7.59400	7.66600	7.69097	Yes	No
130	7.59000	7.66400	7.67615	Yes	No
131	7.58600	7.66300	7.66161	Yes	No
132	7.58400	7.66400	7.64736	Yes	No
133	7.58300	7.66600	7.63338	Yes	No
134	7.58300	7.67000	7.61967	Yes	No
135	7.58400	7.67500	7.60623	Yes	No
136	7.58700	7.68100	7.59306	Yes	No
137	7.59100	7.68900	7.58015	Yes	No
138	7.59600	7.69800	7.56750	Yes	No
139	7.60300	7.70900	7.55510	Yes	No
140	7.61200	7.72300	7.54295	Yes	No
141	7.62100	7.73900	7.53104	Yes	No
142	7.63300	7.75700	7.51938	Yes	No
143	7.64600	7.77700	7.50795	Yes	No
144	7.66100	7.79800	7.49676	Yes	No
145	7.68100	7.82000	7.48579	Yes	No
146	7.70500	7.84100	7.47505	Yes	No
147	7.72700	7.86200	7.46454	Yes	No
148	7.74900	7.88100	7.45423	Yes	No
149	7.77000	7.89900	7.44415	Yes	No
150	7.78900	7.91600	7.43427	Yes	No
151	7.80700	7.93100	7.42460	Yes	No
152	7.82400	7.94600	7.41513	Yes	No
153	7.84000	7.95900	7.40586	Yes	No
154	7.85500	7.97000	7.39678	Yes	No
155	7.86800	7.98100	7.38789	Yes	No
156	7.88000	7.99000	7.37920	Yes	No
157	7.89100	7.99700	7.37068	Yes	No
158	7.90000	8.00300	7.36234	Yes	No
159	7.90800	8.00700	7.35418	Yes	No
160	7.91500	8.01000	7.34620	Yes	No
161	7.92000	8.01200	7.33838	Yes	No
162	7.92300	8.01100	7.33073	Yes	No
163	7.92500	8.00900	7.32324	Yes	No
164	7.92600	8.00600	7.31591	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR + 150bps

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
165	7.92500	8.00100	7.30873	Yes	No
166	7.92200	7.99400	7.30171	Yes	No
167	7.91800	7.98500	7.29484	Yes	No
168	7.91200	7.97400	7.28811	Yes	No
169	7.90500	7.96200	7.28153	Yes	No
170	7.89500	7.94800	7.27508	Yes	No
171	7.88400	7.93200	7.26878	Yes	No
172	7.87100	7.91400	7.26260	Yes	No
173	7.85700	7.89400	7.25656	Yes	No
174	7.84000	7.87200	7.24891	Yes	No
175	7.82200	7.84800	7.24341	Yes	No
176	7.80200	7.82600	7.23811	Yes	No
177	7.77900	7.80800	7.23252	Yes	No
178	7.75500	7.79600	7.22707	Yes	No
179	7.72900	7.79000	7.22182	Yes	No
180	7.70100	7.78900	7.21669	Yes	No
181	7.69100	7.79400	7.21168	Yes	No
182	7.70000	7.80200	7.20679	Yes	No
183	7.70800	7.81000	7.20201	Yes	No
184	7.71600	7.81700	7.19734	Yes	No
185	7.72400	7.82400	7.19277	Yes	No
186	7.73200	7.83100	7.18832	Yes	No
187	7.73800	7.83700	7.18397	Yes	No
188	7.74500	7.84200	7.17972	Yes	No
189	7.75100	7.84700	7.17556	Yes	No
190	7.75700	7.85200	7.17151	Yes	No
191	7.76200	7.85600	7.16755	Yes	No
192	7.76700	7.86000	7.16368	Yes	No
193	7.77100	7.86300	7.15990	Yes	No
194	7.77500	7.86600	7.15621	Yes	No
195	7.77800	7.86800	7.15260	Yes	No
196	7.78100	7.87000	7.14908	Yes	No
197	7.78400	7.87100	7.14564	Yes	No
198	7.78600	7.87200	7.14228	Yes	No
199	7.78700	7.87200	7.13900	Yes	No
200	7.78800	7.87100	7.13580	Yes	No
201	7.78800	7.87000	7.13266	Yes	No
202	7.78800	7.86900	7.12961	Yes	No
203	7.78800	7.86700	7.12662	Yes	No
204	7.78600	7.86400	7.12370	Yes	No
205	7.78500	7.86100	7.12085	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR + 150bps

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
206	7.78200	7.85700	7.11807	Yes	No
207	7.78000	7.85300	7.11535	Yes	No
208	7.77600	7.84800	7.11269	Yes	No
209	7.77200	7.84200	7.11010	Yes	No
210	7.76800	7.83600	7.10756	Yes	No
211	7.76300	7.82900	7.10508	Yes	No
212	7.75700	7.82200	7.10266	Yes	No
213	7.75100	7.81400	7.10030	Yes	No
214	7.74400	7.80500	7.09799	Yes	No
215	7.73600	7.79600	7.09573	Yes	No
216	7.72800	7.78600	7.09352	Yes	No
217	7.71900	7.77500	7.09136	Yes	No
218	7.71000	7.76400	7.08925	Yes	No
219	7.70000	7.75200	7.08719	Yes	No
220	7.68900	7.73900	7.08518	Yes	No
221	7.67800	7.72600	7.08321	Yes	No
222	7.66500	7.71100	7.08128	Yes	No
223	7.65300	7.69700	7.07940	Yes	No
224	7.63900	7.68100	7.07756	Yes	No
225	7.62500	7.66500	7.07576	Yes	No
226	7.61100	7.64800	7.07400	Yes	No
227	7.59500	7.63000	7.07228	Yes	No
228	7.57900	7.61200	7.07059	Yes	No
229	7.56200	7.59300	7.06895	Yes	No
230	7.54400	7.57300	7.06733	Yes	No
231	7.52600	7.55200	7.06576	Yes	No
232	7.50700	7.53000	7.06421	Yes	No
233	7.48700	7.50800	7.06270	Yes	No
234	7.46700	7.48500	7.06122	Yes	No
235	7.44500	7.46100	7.05977	Yes	No
236	7.42300	7.43800	7.05835	Yes	No
237	7.40000	7.41900	7.05696	Yes	No
238	7.37700	7.40200	7.05566	Yes	No
239	7.35200	7.38900	7.05445	Yes	No
240	7.32700	7.37900	7.05326	Yes	No
241	7.31200	7.37300	7.05211	Yes	No
242	7.30800	7.36900	7.05099	Yes	No
243	7.30400	7.36400	7.04989	Yes	No
244	7.29900	7.36000	7.04883	Yes	No
245	7.29500	7.35500	7.04779	Yes	No
246	7.29100	7.35100	7.04678	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

PPC: 150%

Forward LIBOR + 150bps

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
247	7.28600	7.34600	7.04579	Yes	No
248	7.28200	7.34200	7.04483	Yes	No
249	7.27800	7.33700	7.04389	Yes	No
250	7.27300	7.33300	7.04298	Yes	No
251	7.26900	7.32800	7.04209	Yes	No
252	7.26400	7.32400	7.04123	Yes	No
253	7.26000	7.31900	7.04039	Yes	No
254	7.25600	7.31400	7.03957	Yes	No
255	7.25100	7.31000	7.03877	Yes	No
256	7.24600	7.30500	7.03799	Yes	No
257	7.24200	7.30000	7.03724	Yes	No
258	7.23700	7.29600	7.03650	Yes	No
259	7.23300	7.29100	7.03578	Yes	No
260	7.22800	7.28600	7.03508	Yes	No
261	7.22400	7.28200	7.03440	Yes	No
262	7.21900	7.27700	7.03374	Yes	No
263	7.21400	7.27200	7.03310	Yes	No
264	7.21000	7.26700	7.03247	Yes	No
265	7.20500	7.26300	7.03186	Yes	No
266	7.20100	7.25800	7.03127	Yes	No
267	7.19600	7.25300	7.03069	Yes	No
268	7.19100	7.24800	7.03013	Yes	No
269	7.18700	7.24400	7.02959	Yes	No
270	7.18200	7.23900	7.02906	Yes	No
271	7.17700	7.23400	7.02854	Yes	No
272	7.17300	7.22900	7.02804	Yes	No
273	7.16800	7.22500	7.02755	Yes	No
274	7.16400	7.22000	7.02708	Yes	No
275	7.15900	7.21500	7.02662	Yes	No
276	7.15400	7.21100	7.02617	Yes	No
277	7.15000	7.20600	7.02574	Yes	No
278	7.14500	7.20100	7.02532	Yes	No
279	7.14000	7.19600	7.02491	Yes	No
280	7.13600	7.19200	7.02452	Yes	No
281	7.13100	7.18700	7.02413	Yes	No
282	7.12700	7.18200	7.02376	Yes	No
283	7.12200	7.17800	7.02340	Yes	No
284	7.11800	7.17300	7.02305	Yes	No
285	7.11300	7.16900	7.02271	Yes	No
286	7.10900	7.16400	7.02238	Yes	No
287	7.10400	7.15900	7.02206	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR + 150bps

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
288	7.10000	7.15500	7.02176	Yes	No
289	7.09500	7.15000	7.02146	Yes	No
290	7.09100	7.14600	7.02117	Yes	No
291	7.08600	7.14100	7.02090	Yes	No
292	7.08200	7.13700	7.02063	Yes	No
293	7.07800	7.13300	7.02037	Yes	No
294	7.07300	7.12800	7.02012	Yes	No
295	7.06900	7.12400	7.01989	Yes	No
296	7.06500	7.12000	7.01966	Yes	No
297	7.06000	7.11500	7.01943	Yes	No
298	7.05600	7.11100	7.01921	Yes	No
299	7.05200	7.10700	7.01896	Yes	No
300	7.04800	7.10300	7.01872	Yes	No
301	7.04400	7.09900	7.01848	Yes	No
302	7.03900	7.09400	7.01826	Yes	No
303	7.03500	7.09000	7.01804	Yes	No
304	7.03100	7.08600	7.01782	Yes	No
305	7.02700	7.08200	7.01762	Yes	No
306	7.02300	7.07800	7.01741	Yes	No
307	7.01900	7.07400	7.01722	Yes	No
308	7.01600	7.07100	7.01703	Yes	No
309	7.01200	7.06700	7.01685	Yes	No
310	7.00800	7.06300	7.01668	Yes	No
311	7.00400	7.05900	7.01651	Yes	No
312	7.00000	7.05600	7.01634	Yes	No
313	6.99700	7.05200	7.01619	Yes	No
314	6.99300	7.04800	7.01604	Yes	No
315	6.99000	7.04500	7.01589	Yes	No
316	6.98600	7.04100	7.01575	Yes	No
317	6.98300	7.03800	7.01562	Yes	No
318	6.97900	7.03500	7.01549	Yes	No
319	6.97600	7.03100	7.01536	Yes	No
320	6.97200	7.02800	7.01525	Yes	No
321	6.96900	7.02500	7.01513	Yes	No
322	6.96600	7.02200	7.01503	Yes	No
323	6.96300	7.01900	7.01493	Yes	No
324	6.96000	7.01600	7.01484	Yes	No
325	6.95700	7.01300	7.01475	Yes	No
326	6.95400	7.01000	7.01467	Yes	No
327	6.95100	7.00700	7.01460	Yes	No
328	6.94800	7.00400	7.01453	Yes	No

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
PPC: 150%

Forward LIBOR + 150bps

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
329	6.94500	7.00200	7.01447	Yes	No
330	6.94300	6.99900	7.01442	Yes	No
331	6.94000	6.99600	7.01437	Yes	No
332	6.93700	6.99400	7.01434	Yes	No
333	6.93500	6.99200	7.01431	Yes	No
334	6.93200	6.98900	7.01429	Yes	No
335	6.93000	6.98700	7.01429	Yes	No
336	6.92800	6.98500	7.01429	Yes	No
337	6.92500	6.98300	7.01431	Yes	No
338	6.92300	6.98100	7.01434	Yes	No
339	6.92100	6.97900	7.01439	Yes	No
340	6.91900	6.97700	7.01446	Yes	No
341	6.91700	6.97500	7.01455	Yes	No
342	6.91500	6.97300	7.01466	Yes	No
343	6.91400	6.97200	7.01481	Yes	No
344	6.91200	6.97000	7.01499	Yes	No
345	6.91000	6.96900	7.01521	Yes	No
346	6.90900	6.96700	7.01549	Yes	No
347	6.90700	6.96600	7.01585	Yes	No
348	6.90600	6.96500	7.01634	Yes	No
349	6.90500	6.96400	7.01698	Yes	No
350	6.90300	6.96300	7.01782	Yes	No
351	6.90200	6.96200	7.01895	Yes	No
352	6.90100	6.96100	7.02063	Yes	No
353	6.90000	6.96000	7.02317	Yes	No
354	6.89900	6.96000	7.02738	Yes	No
355	6.89900	6.95900	7.03570	Yes	No
356	6.89800	6.95900	7.05984	Yes	No
357	6.89700	6.95800	7.78161	Yes	No
358	6.89700	6.95800	2.52153	Yes	No
359	6.89700	6.95800	0.15512	Yes	No
360	6.89600	6.95800	0.00000	Yes	No
361	6.89600	6.95800	0.00000	Yes	No
362	6.89600	6.95800	0.00000	Yes	No
363	6.89600	6.95800	0.00000	Yes	No

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.09100	1.16100	6.25484	No	Yes
2	1.09100	1.16100	5.18604	No	Yes
3	1.09100	1.16100	5.23427	No	Yes
4	1.09100	1.16100	5.18023	No	Yes
5	1.09100	1.16100	5.22785	No	Yes
6	1.09100	1.16100	5.17279	No	Yes
7	1.09100	1.16100	5.16841	No	Yes
8	1.09100	1.16100	5.21507	No	Yes
9	1.09100	1.16100	5.15819	No	Yes
10	1.09100	1.16100	5.20440	No	Yes
11	1.09100	1.16100	5.14663	No	Yes
12	1.09100	1.16100	5.14043	No	Yes
13	1.09100	1.16100	5.29126	No	Yes
14	1.09100	1.16100	5.12706	No	Yes
15	1.09100	1.16100	5.17276	No	Yes
16	1.09100	1.16100	5.11222	No	Yes
17	1.09100	1.16100	5.15762	No	Yes
18	1.09100	1.16100	5.09565	No	Yes
19	1.09100	1.16100	5.08662	No	Yes
20	1.09100	1.16100	5.19650	No	Yes
21	1.09100	1.16100	5.53978	No	Yes
22	1.09100	1.16100	5.58686	No	Yes
23	1.09100	1.16100	5.52097	No	Yes
24	1.09100	1.16100	5.50902	No	Yes
25	1.09100	1.16100	5.66549	No	Yes
26	1.09100	1.16100	5.48403	No	Yes
27	1.09100	1.16100	5.52801	No	Yes
28	1.09100	1.16100	5.45754	No	Yes
29	1.09100	1.16100	5.50156	No	Yes
30	1.09100	1.16100	5.42946	No	Yes
31	1.09100	1.16100	5.41478	No	Yes
32	1.09100	1.16100	5.45885	No	Yes
33	1.09100	1.16100	5.54247	No	Yes
34	1.09100	1.16100	5.58624	No	Yes
35	1.09100	1.16100	5.50883	No	Yes
36	1.09100	1.16100	5.49107	No	Yes
37	1.09100	1.16100	5.65786	No	Yes
38	1.09100	1.16100	5.48919	No	Yes
39	1.09100	1.16100	5.57725	No	Yes
40	1.09100	1.16100	5.53575	No	Yes
41	1.09100	1.16100	5.60964	No	Yes
42	1.09100	1.16100	5.55405	No	Yes

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
43	1.09100	1.16100	5.55755	No	Yes
44	1.09100	1.16100	5.61964	No	Yes
45	1.09100	1.16100	5.56137	No	Yes
46	1.09100	1.16100	5.61707	No	Yes
47	1.09100	1.16100	5.55595	No	Yes
48	1.09100	1.16100	5.55319	No	Yes
49	1.09100	1.16100	5.66737	No	Yes
50	1.09100	1.16100	5.54758	No	Yes
51	1.09100	1.16100	5.60326	No	Yes
52	1.09100	1.16100	5.54182	No	Yes
53	1.09100	1.16100	5.59750	No	Yes
54	1.09100	1.16100	5.53592	No	Yes
55	1.09100	1.16100	5.53291	No	Yes
56	1.09100	1.16100	5.58858	No	Yes
57	1.09100	1.16100	5.52677	No	Yes
58	1.09100	1.16100	5.58245	No	Yes
59	1.09100	1.16100	5.52047	No	Yes
60	1.09100	1.16100	5.51726	No	Yes
61	1.09100	1.16100	5.69079	No	Yes
62	1.09100	1.16100	5.51070	No	Yes
63	1.09100	1.16100	5.56638	No	Yes
64	1.09100	1.16100	5.50396	No	Yes
65	1.09100	1.16100	5.55964	No	Yes
66	1.09100	1.16100	5.49703	No	Yes
67	1.09100	1.16100	5.49349	No	Yes
68	1.09100	1.16100	5.54918	No	Yes
69	1.09100	1.16100	5.48626	No	Yes
70	1.09100	1.16100	5.54225	No	Yes
71	1.09100	1.16100	5.48095	No	Yes
72	1.09100	1.16100	5.47902	No	Yes
73	1.09100	1.16100	5.65523	No	Yes
74	1.09100	1.16100	5.47516	No	Yes
75	1.09100	1.16100	5.53261	No	Yes
76	1.09100	1.16100	5.47129	No	Yes
77	1.09100	1.16100	5.52874	No	Yes
78	1.09100	1.16100	5.47019	No	Yes
79	1.09100	1.16100	5.47491	No	Yes
80	1.09100	1.16100	5.53868	No	Yes
81	1.09100	1.16100	5.48495	No	Yes
82	1.09100	1.16100	5.09105	Yes	Yes
83	1.09100	1.16100	5.02580	Yes	Yes
84	1.09100	1.16100	5.03450	Yes	Yes

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
85	1.09100	1.16100	5.26136	Yes	Yes
86	1.09100	1.16100	5.05285	Yes	Yes
87	1.09100	1.16100	5.13440	Yes	Yes
88	1.09100	1.16100	5.07253	Yes	Yes
89	1.09100	1.16100	5.15398	Yes	Yes
90	1.09100	1.16100	5.09344	Yes	Yes
91	1.09100	1.16100	5.10376	Yes	Yes
92	1.09100	1.16100	5.18433	Yes	Yes
93	1.09100	1.16100	5.12549	Yes	Yes
94	1.09100	1.16100	5.20596	Yes	Yes
95	1.09100	1.16100	5.14875	Yes	Yes
96	1.09100	1.16100	5.16097	Yes	Yes
97	1.09100	1.16100	5.30895	Yes	Yes
98	1.09100	1.16100	5.18668	Yes	Yes
99	1.09100	1.16100	5.26687	Yes	Yes
100	1.09100	1.16100	5.21413	Yes	Yes
101	1.09100	1.16100	5.29420	Yes	Yes
102	1.09100	1.16100	5.24344	Yes	Yes
103	1.09100	1.16100	5.25813	Yes	Yes
104	1.09100	1.16100	5.33195	Yes	Yes
105	1.09100	1.16100	5.27771	Yes	Yes
106	1.09100	1.16100	5.35144	Yes	Yes
107	1.09100	1.16100	5.29868	Yes	Yes
108	1.09100	1.16100	5.30971	Yes	Yes
109	1.09100	1.16100	5.50764	Yes	Yes
110	1.09100	1.16100	5.33291	Yes	Yes
111	1.09100	1.16100	5.40639	Yes	Yes
112	1.09100	1.16100	5.35759	Yes	Yes
113	1.09100	1.16100	5.43011	Yes	Yes
114	1.09100	1.16100	5.38231	Yes	Yes
115	1.09100	1.16100	5.39529	Yes	Yes
116	1.09100	1.16100	5.46763	Yes	Yes
117	1.09100	1.16100	5.42257	Yes	Yes
118	1.09100	1.16100	5.49477	Yes	Yes
119	1.09100	1.16100	5.45165	Yes	Yes
120	1.09100	1.16100	5.46551	Yes	Yes
121	1.09100	1.16100	5.64882	Yes	Yes
122	1.09100	1.16100	5.49458	Yes	Yes
123	1.09100	1.16100	5.56508	Yes	Yes
124	1.09100	1.16100	5.52558	Yes	Yes
125	1.09100	1.16100	5.59594	Yes	Yes
126	1.09100	1.16100	5.55841	Yes	Yes

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
127	1.09100	1.16100	5.57401	Yes	Yes
128	1.09100	1.16100	5.64248	Yes	Yes
129	1.09100	1.16100	5.60673	Yes	Yes
130	1.09100	1.16100	5.67505	Yes	Yes
131	1.09100	1.16100	5.64158	Yes	Yes
132	1.09100	1.16100	5.65984	Yes	Yes
133	1.09100	1.16100	5.82636	Yes	Yes
134	1.09100	1.16100	5.69812	Yes	Yes
135	1.09100	1.16100	5.76498	Yes	Yes
136	1.09100	1.16100	5.73613	Yes	Yes
137	1.09100	1.16100	5.80226	Yes	Yes
138	1.09100	1.16100	5.77598	Yes	Yes
139	1.09100	1.16100	5.79685	Yes	Yes
140	1.09100	1.16100	5.86270	Yes	Yes
141	1.09100	1.16100	5.84056	Yes	Yes
142	1.09100	1.16100	5.90621	Yes	Yes
143	1.09100	1.16100	5.88050	Yes	Yes
144	1.09100	1.16100	5.89720	Yes	Yes
145	1.09100	1.16100	5.99635	Yes	Yes
146	1.09100	1.16100	5.93222	Yes	Yes
147	1.09100	1.16100	5.99025	Yes	Yes
148	1.09100	1.16100	5.96949	Yes	Yes
149	1.09100	1.16100	6.02735	Yes	Yes
150	1.09100	1.16100	6.00916	Yes	Yes
151	1.09100	1.16100	6.02993	Yes	Yes
152	1.09100	1.16100	6.08752	Yes	Yes
153	1.09100	1.16100	6.07344	Yes	Yes
154	1.09100	1.16100	6.13083	Yes	Yes
155	1.09100	1.16100	6.11961	Yes	Yes
156	1.09100	1.16100	6.14134	Yes	Yes
157	1.09100	1.16100	6.26049	Yes	Yes
158	1.09100	1.16100	6.18662	Yes	Yes
159	1.09100	1.16100	6.24100	Yes	Yes
160	1.09100	1.16100	6.23477	Yes	Yes
161	1.09100	1.16100	6.28894	Yes	Yes
162	1.09100	1.16100	6.28594	Yes	Yes
163	1.09100	1.16100	6.31273	Yes	Yes
164	1.09100	1.16100	6.36656	Yes	Yes
165	1.09100	1.16100	6.36879	Yes	Yes
166	1.09100	1.16100	6.42240	Yes	Yes
167	1.09100	1.16100	6.42837	Yes	Yes
168	1.09100	1.16100	6.45954	Yes	Yes

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
169	1.09100	1.16100	6.55497	Yes	Yes
170	1.09100	1.16100	6.52478	Yes	Yes
171	1.09100	1.16100	6.57775	Yes	Yes
172	1.09100	1.16100	6.59409	Yes	Yes
173	1.09100	1.16100	6.64678	Yes	Yes
174	1.09100	1.16100	6.66839	Yes	Yes
175	1.09100	1.16100	6.70886	Yes	Yes
176	1.09100	1.16100	6.76319	Yes	Yes
177	1.09100	1.16100	6.79193	Yes	Yes
178	1.09100	1.16100	6.84341	Yes	Yes
179	1.09100	1.16100	6.87663	Yes	Yes
180	1.09100	1.16100	6.92071	Yes	Yes
181	1.09100	1.16100	6.98168	Yes	Yes
182	1.09100	1.16100	7.01282	Yes	Yes
183	1.09100	1.16100	7.06298	Yes	Yes
184	1.09100	1.16100	7.11045	Yes	Yes
185	1.09100	1.16100	7.12194	Yes	No
186	1.09100	1.16100	7.12067	Yes	No
187	1.09100	1.16100	7.11942	Yes	No
188	1.09100	1.16100	7.11817	Yes	No
189	1.09100	1.16100	7.11694	Yes	No
190	1.09100	1.16100	7.11571	Yes	No
191	1.09100	1.16100	7.11449	Yes	No
192	1.09100	1.16100	7.11329	Yes	No
193	1.09100	1.16100	7.11209	Yes	No
194	1.09100	1.16100	7.11090	Yes	No
195	1.09100	1.16100	7.10972	Yes	No
196	1.09100	1.16100	7.10855	Yes	No
197	1.09100	1.16100	7.10739	Yes	No
198	1.09100	1.16100	7.10624	Yes	No
199	1.09100	1.16100	7.10510	Yes	No
200	1.09100	1.16100	7.10397	Yes	No
201	1.09100	1.16100	7.10285	Yes	No
202	1.09100	1.16100	7.10173	Yes	No
203	1.09100	1.16100	7.10063	Yes	No
204	1.09100	1.16100	7.09953	Yes	No
205	1.09100	1.16100	7.09844	Yes	No
206	1.09100	1.16100	7.09737	Yes	No
207	1.09100	1.16100	7.09630	Yes	No
208	1.09100	1.16100	7.09523	Yes	No
209	1.09100	1.16100	7.09418	Yes	No
210	1.09100	1.16100	7.09314	Yes	No

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
211	1.09100	1.16100	7.09210	Yes	No
212	1.09100	1.16100	7.09107	Yes	No
213	1.09100	1.16100	7.09006	Yes	No
214	1.09100	1.16100	7.08904	Yes	No
215	1.09100	1.16100	7.08804	Yes	No
216	1.09100	1.16100	7.08705	Yes	No
217	1.09100	1.16100	7.08606	Yes	No
218	1.09100	1.16100	7.08508	Yes	No
219	1.09100	1.16100	7.08411	Yes	No
220	1.09100	1.16100	7.08314	Yes	No
221	1.09100	1.16100	7.08219	Yes	No
222	1.09100	1.16100	7.08124	Yes	No
223	1.09100	1.16100	7.08030	Yes	No
224	1.09100	1.16100	7.07936	Yes	No
225	1.09100	1.16100	7.07844	Yes	No
226	1.09100	1.16100	7.07752	Yes	No
227	1.09100	1.16100	7.07660	Yes	No
228	1.09100	1.16100	7.07570	Yes	No
229	1.09100	1.16100	7.07480	Yes	No
230	1.09100	1.16100	7.07391	Yes	No
231	1.09100	1.16100	7.07302	Yes	No
232	1.09100	1.16100	7.07214	Yes	No
233	1.09100	1.16100	7.07127	Yes	No
234	1.09100	1.16100	7.07040	Yes	No
235	1.09100	1.16100	7.06954	Yes	No
236	1.09100	1.16100	7.06868	Yes	No
237	1.09100	1.16100	7.06783	Yes	No
238	1.09100	1.16100	7.06704	Yes	No
239	1.09100	1.16100	7.06630	Yes	No
240	1.09100	1.16100	7.06557	Yes	No
241	1.09100	1.16100	7.06485	Yes	No
242	1.09100	1.16100	7.06414	Yes	No
243	1.09100	1.16100	7.06343	Yes	No
244	1.09100	1.16100	7.06274	Yes	No
245	1.09100	1.16100	7.06205	Yes	No
246	1.09100	1.16100	7.06137	Yes	No
247	1.09100	1.16100	7.06070	Yes	No
248	1.09100	1.16100	7.06004	Yes	No
249	1.09100	1.16100	7.05939	Yes	No
250	1.09100	1.16100	7.05874	Yes	No
251	1.09100	1.16100	7.05810	Yes	No
252	1.09100	1.16100	7.05747	Yes	No

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
253	1.09100	1.16100	7.05685	Yes	No
254	1.09100	1.16100	7.05624	Yes	No
255	1.09100	1.16100	7.05563	Yes	No
256	1.09100	1.16100	7.05504	Yes	No
257	1.09100	1.16100	7.05445	Yes	No
258	1.09100	1.16100	7.05386	Yes	No
259	1.09100	1.16100	7.05329	Yes	No
260	1.09100	1.16100	7.05272	Yes	No
261	1.09100	1.16100	7.05216	Yes	No
262	1.09100	1.16100	7.05161	Yes	No
263	1.09100	1.16100	7.05106	Yes	No
264	1.09100	1.16100	7.05053	Yes	No
265	1.09100	1.16100	7.05000	Yes	No
266	1.09100	1.16100	7.04947	Yes	No
267	1.09100	1.16100	7.04896	Yes	No
268	1.09100	1.16100	7.04845	Yes	No
269	1.09100	1.16100	7.04795	Yes	No
270	1.09100	1.16100	7.04745	Yes	No
271	1.09100	1.16100	7.04697	Yes	No
272	1.09100	1.16100	7.04649	Yes	No
273	1.09100	1.16100	7.04601	Yes	No
274	1.09100	1.16100	7.04555	Yes	No
275	1.09100	1.16100	7.04509	Yes	No
276	1.09100	1.16100	7.04463	Yes	No
277	1.09100	1.16100	7.04419	Yes	No
278	1.09100	1.16100	7.04375	Yes	No
279	1.09100	1.16100	7.04332	Yes	No
280	1.09100	1.16100	7.04289	Yes	No
281	1.09100	1.16100	7.04247	Yes	No
282	1.09100	1.16100	7.04206	Yes	No
283	1.09100	1.16100	7.04166	Yes	No
284	1.09100	1.16100	7.04126	Yes	No
285	1.09100	1.16100	7.04086	Yes	No
286	1.09100	1.16100	7.04048	Yes	No
287	1.09100	1.16100	7.04010	Yes	No
288	1.09100	1.16100	7.03973	Yes	No
289	1.09100	1.16100	7.03936	Yes	No
290	1.09100	1.16100	7.03900	Yes	No
291	1.09100	1.16100	7.03865	Yes	No
292	1.09100	1.16100	7.03830	Yes	No
293	1.09100	1.16100	7.03796	Yes	No
294	1.09100	1.16100	7.03763	Yes	No

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
295	1.09100	1.16100	7.03731	Yes	No
296	1.09100	1.16100	7.03699	Yes	No
297	1.09100	1.16100	7.03667	Yes	No
298	1.09100	1.16100	7.03635	Yes	No
299	1.09100	1.16100	7.03600	Yes	No
300	1.09100	1.16100	7.03566	Yes	No
301	1.09100	1.16100	7.03532	Yes	No
302	1.09100	1.16100	7.03499	Yes	No
303	1.09100	1.16100	7.03467	Yes	No
304	1.09100	1.16100	7.03435	Yes	No
305	1.09100	1.16100	7.03403	Yes	No
306	1.09100	1.16100	7.03372	Yes	No
307	1.09100	1.16100	7.03341	Yes	No
308	1.09100	1.16100	7.03311	Yes	No
309	1.09100	1.16100	7.03282	Yes	No
310	1.09100	1.16100	7.03252	Yes	No
311	1.09100	1.16100	7.03224	Yes	No
312	1.09100	1.16100	7.03196	Yes	No
313	1.09100	1.16100	7.03168	Yes	No
314	1.09100	1.16100	7.03141	Yes	No
315	1.09100	1.16100	7.03115	Yes	No
316	1.09100	1.16100	7.03089	Yes	No
317	1.09100	1.16100	7.03063	Yes	No
318	1.09100	1.16100	7.03038	Yes	No
319	1.09100	1.16100	7.03014	Yes	No
320	1.09100	1.16100	7.02990	Yes	No
321	1.09100	1.16100	7.02966	Yes	No
322	1.09100	1.16100	7.02943	Yes	No
323	1.09100	1.16100	7.02921	Yes	No
324	1.09100	1.16100	7.02899	Yes	No
325	1.09100	1.16100	7.02878	Yes	No
326	1.09100	1.16100	7.02858	Yes	No
327	1.09100	1.16100	7.02838	Yes	No
328	1.09100	1.16100	7.02819	Yes	No
329	1.09100	1.16100	7.02800	Yes	No
330	1.09100	1.16100	7.02783	Yes	No
331	1.09100	1.16100	7.02766	Yes	No
332	1.09100	1.16100	7.02749	Yes	No
333	1.09100	1.16100	7.02734	Yes	No
334	1.09100	1.16100	7.02720	Yes	No
335	1.09100	1.16100	7.02706	Yes	No
336	1.09100	1.16100	7.02694	Yes	No

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
337	1.09100	1.16100	7.02683	Yes	No
338	1.09100	1.16100	7.02673	Yes	No
339	1.09100	1.16100	7.02665	Yes	No
340	1.09100	1.16100	7.02659	Yes	No
341	1.09100	1.16100	7.02655	Yes	No
342	1.09100	1.16100	7.02653	Yes	No
343	1.09100	1.16100	7.02654	Yes	No
344	1.09100	1.16100	7.02658	Yes	No
345	1.09100	1.16100	7.02666	Yes	No
346	1.09100	1.16100	7.02680	Yes	No
347	1.09100	1.16100	7.02700	Yes	No
348	1.09100	1.16100	7.02729	Yes	No
349	1.09100	1.16100	7.02770	Yes	No
350	1.09100	1.16100	7.02827	Yes	No
351	1.09100	1.16100	7.02910	Yes	No
352	1.09100	1.16100	7.03033	Yes	No
353	1.09100	1.16100	7.03224	Yes	No
354	1.09100	1.16100	7.03552	Yes	No
355	1.09100	1.16100	7.04213	Yes	No
356	1.09100	1.16100	7.06148	Yes	No
357	1.09100	1.16100	7.69668	Yes	No
358	1.09100	1.16100	8.66070	Yes	No
359	1.09100	1.16100	7.75180	Yes	No

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.09100	1.16100	6.25484	No	Yes
2	1.12800	1.19300	5.14868	No	Yes
3	1.13800	1.23300	5.18834	No	Yes
4	1.16800	1.28600	5.10251	No	Yes
5	1.19300	1.35100	5.12825	No	Yes
6	1.22900	1.43000	5.03359	No	Yes
7	1.28500	1.52400	4.97280	No	Yes
8	1.36500	1.62800	4.94784	No	Yes
9	1.45600	1.74100	4.79052	No	Yes
10	1.55300	1.86100	4.75426	No	Yes
11	1.66700	1.98700	4.56704	No	Yes
12	1.78800	2.11800	4.43950	No	Yes
13	1.90600	2.25200	4.55146	No	Yes
14	2.03600	2.38600	4.17801	No	Yes
15	2.17100	2.51800	4.12388	No	Yes
16	2.30200	2.64600	3.89788	No	Yes
17	2.44800	2.77000	3.84188	No	Yes
18	2.58700	2.88500	3.59815	No	Yes
19	2.70000	2.98400	3.47757	No	Yes
20	2.81800	3.06800	3.65213	No	Yes
21	2.93500	3.15100	4.69632	No	Yes
22	3.03400	3.23200	4.71502	No	Yes
23	3.13400	3.31300	4.49068	No	Yes
24	3.17000	3.39400	4.44131	No	Yes
25	3.20100	3.48300	4.76824	No	Yes
26	3.30900	3.58200	4.30904	No	Yes
27	3.41300	3.67500	4.54676	No	Yes
28	3.51400	3.76200	4.30331	No	Yes
29	3.60900	3.84300	4.33335	No	Yes
30	3.69900	3.91700	4.09071	No	Yes
31	3.78300	3.98300	3.99197	No	Yes
32	3.86100	4.04200	4.07484	No	Yes
33	3.93000	4.09600	4.52005	No	Yes
34	3.99200	4.14600	4.59414	No	Yes
35	4.04400	4.19400	4.37203	No	Yes
36	4.08800	4.24100	4.30848	No	Yes
37	4.13100	4.28900	4.71724	No	Yes
38	4.18000	4.33700	4.18500	No	Yes
39	4.22700	4.38500	4.59687	No	Yes
40	4.27500	4.43300	4.39991	No	Yes
41	4.32200	4.48100	4.52074	No	Yes
42	4.36900	4.53000	4.30604	No	Yes

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
43	4.41500	4.57900	4.25423	No	Yes
44	4.46200	4.62900	4.38453	No	Yes
45	4.51000	4.67900	4.34973	No	Yes
46	4.55800	4.73000	4.45897	No	Yes
47	4.60700	4.77900	4.22879	No	Yes
48	4.65700	4.82600	4.16564	No	Yes
49	4.71000	4.86900	4.44682	No	Yes
50	4.76100	4.90800	4.05117	No	Yes
51	4.80700	4.94100	4.30811	No	Yes
52	4.84700	4.96700	4.07806	No	Yes
53	4.88300	4.98800	4.20739	No	Yes
54	4.91200	5.00100	3.98446	No	Yes
55	4.93600	5.00800	3.94573	No	Yes
56	4.95300	5.01400	4.10137	No	Yes
57	4.96400	5.02500	3.93697	No	Yes
58	4.96700	5.04100	4.10103	No	Yes
59	4.96400	5.06500	3.90643	No	Yes
60	4.95300	5.09600	3.90167	No	Yes
61	4.96900	5.13600	4.41731	No	Yes
62	5.01600	5.17900	3.81693	No	Yes
63	5.06100	5.22100	4.03972	No	Yes
64	5.10500	5.26200	3.79544	No	Yes
65	5.14700	5.30000	3.92619	No	Yes
66	5.18700	5.33600	3.68192	No	Yes
67	5.22600	5.37000	3.62680	No	Yes
68	5.26200	5.40200	3.77815	No	Yes
69	5.29700	5.43200	3.63620	No	Yes
70	5.32900	5.45900	3.78227	No	Yes
71	5.36000	5.48400	3.54173	No	Yes
72	5.38800	5.50700	3.49835	No	Yes
73	5.41300	5.52700	4.04881	No	Yes
74	5.43700	5.54400	3.42556	No	Yes
75	5.45800	5.55900	3.64628	No	Yes
76	5.47600	5.57000	3.41442	No	Yes
77	5.49200	5.57900	3.58213	No	Yes
78	5.50400	5.58500	3.35494	No	Yes
79	5.51500	5.58700	3.34075	No	Yes
80	5.52200	5.58900	3.53265	No	Yes
81	5.52600	5.59300	3.34174	No	Yes
82	5.52700	5.59800	3.12467	Yes	Yes
83	5.52500	5.60600	2.92746	Yes	Yes
84	5.52000	5.61800	2.93168	Yes	Yes

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
85	5.52500	5.63300	3.52164	Yes	Yes
86	5.54200	5.64900	2.91410	Yes	Yes
87	5.55900	5.66600	3.12837	Yes	Yes
88	5.57500	5.68300	2.91555	Yes	Yes
89	5.59200	5.69900	3.10159	Yes	Yes
90	5.60800	5.71600	2.88838	Yes	Yes
91	5.62400	5.73200	2.87589	Yes	Yes
92	5.64000	5.74900	3.06988	Yes	Yes
93	5.65600	5.76500	2.89636	Yes	Yes
94	5.67200	5.78200	3.08818	Yes	Yes
95	5.68800	5.79800	2.87504	Yes	Yes
96	5.70400	5.81500	2.86494	Yes	Yes
97	5.72000	5.83200	3.26361	Yes	Yes
98	5.73700	5.84900	2.84969	Yes	Yes
99	5.75300	5.86600	3.08573	Yes	Yes
100	5.76900	5.88300	2.87303	Yes	Yes
101	5.78600	5.90000	3.07104	Yes	Yes
102	5.80200	5.91800	2.85828	Yes	Yes
103	5.81900	5.93600	2.85133	Yes	Yes
104	5.83600	5.95400	3.05596	Yes	Yes
105	5.85300	5.97200	2.88225	Yes	Yes
106	5.87100	5.99100	3.08231	Yes	Yes
107	5.88900	6.01000	2.87005	Yes	Yes
108	5.90700	6.02900	2.86510	Yes	Yes
109	5.92500	6.04900	3.47730	Yes	Yes
110	5.94400	6.06900	2.86125	Yes	Yes
111	5.96300	6.09000	3.10548	Yes	Yes
112	5.98200	6.11100	2.89908	Yes	Yes
113	6.00200	6.13300	3.10056	Yes	Yes
114	6.02300	6.15500	2.89448	Yes	Yes
115	6.04300	6.17800	2.89406	Yes	Yes
116	6.06500	6.19800	3.09793	Yes	Yes
117	6.08600	6.21200	2.93676	Yes	Yes
118	6.10900	6.22200	3.13822	Yes	Yes
119	6.13200	6.22500	2.93898	Yes	Yes
120	6.15500	6.22300	2.94154	Yes	Yes
121	6.16100	6.21600	3.55526	Yes	Yes
122	6.15000	6.20700	2.99312	Yes	Yes
123	6.14000	6.19800	3.21869	Yes	Yes
124	6.13000	6.19000	3.05834	Yes	Yes
125	6.12100	6.18300	3.28582	Yes	Yes
126	6.11300	6.17700	3.12959	Yes	Yes

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
127	6.10600	6.17200	3.16520	Yes	Yes
128	6.10000	6.16800	3.38658	Yes	Yes
129	6.09400	6.16600	3.22657	Yes	Yes
130	6.09000	6.16400	3.44641	Yes	Yes
131	6.08600	6.16300	3.30028	Yes	Yes
132	6.08400	6.16400	3.33772	Yes	Yes
133	6.08300	6.16600	3.91145	Yes	Yes
134	6.08300	6.17000	3.41486	Yes	Yes
135	6.08400	6.17500	3.63217	Yes	Yes
136	6.08700	6.18100	3.49567	Yes	Yes
137	6.09100	6.18900	3.70643	Yes	Yes
138	6.09600	6.19800	3.57523	Yes	Yes
139	6.10300	6.20900	3.61585	Yes	Yes
140	6.11200	6.22300	3.82391	Yes	Yes
141	6.12100	6.23900	3.71420	Yes	Yes
142	6.13300	6.25700	3.91949	Yes	Yes
143	6.14600	6.27700	3.80087	Yes	Yes
144	6.16100	6.29800	3.83865	Yes	Yes
145	6.18100	6.32000	4.18920	Yes	Yes
146	6.20500	6.34100	3.91170	Yes	Yes
147	6.22700	6.36200	4.10662	Yes	Yes
148	6.24900	6.38100	3.99547	Yes	Yes
149	6.27000	6.39900	4.19098	Yes	Yes
150	6.28900	6.41600	4.09070	Yes	Yes
151	6.30700	6.43100	4.14364	Yes	Yes
152	6.32400	6.44600	4.34336	Yes	Yes
153	6.34000	6.45900	4.26008	Yes	Yes
154	6.35500	6.47000	4.46188	Yes	Yes
155	6.36800	6.48100	4.39081	Yes	Yes
156	6.38000	6.49000	4.46130	Yes	Yes
157	6.39100	6.49700	4.92433	Yes	Yes
158	6.40000	6.50300	4.60943	Yes	Yes
159	6.40800	6.50700	4.81371	Yes	Yes
160	6.41500	6.51000	4.77270	Yes	Yes
161	6.42000	6.51200	4.97839	Yes	Yes
162	6.42300	6.51100	4.95225	Yes	Yes
163	6.42500	6.50900	5.04790	Yes	Yes
164	6.42600	6.50600	5.25485	Yes	Yes
165	6.42500	6.50100	5.25113	Yes	Yes
166	6.42200	6.49400	5.45901	Yes	Yes
167	6.41800	6.48500	5.47118	Yes	Yes
168	6.41200	6.47400	5.58748	Yes	Yes

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
169	6.40500	6.46200	5.96966	Yes	Yes
170	6.39500	6.44800	5.83267	Yes	Yes
171	6.38400	6.43200	6.03976	Yes	Yes
172	6.37100	6.41400	6.09468	Yes	Yes
173	6.35700	6.39400	6.30070	Yes	Yes
174	6.34000	6.37200	6.38359	Yes	Yes
175	6.32200	6.34800	6.53842	Yes	Yes
176	6.30200	6.32600	6.75025	Yes	Yes
177	6.27900	6.30800	6.85247	Yes	Yes
178	6.25500	6.29600	7.05104	Yes	Yes
179	6.22900	6.29000	7.16836	Yes	Yes
180	6.20100	6.28900	7.33137	Yes	Yes
181	6.19100	6.29400	7.57069	Yes	Yes
182	6.20000	6.30200	7.66343	Yes	Yes
183	6.20800	6.31000	7.84990	Yes	Yes
184	6.21600	6.31700	8.01595	Yes	Yes
185	6.22400	6.32400	8.20179	Yes	Yes
186	6.23200	6.33100	8.20838	Yes	No
187	6.23800	6.33700	8.19662	Yes	No
188	6.24500	6.34200	8.18495	Yes	No
189	6.25100	6.34700	8.17346	Yes	No
190	6.25700	6.35200	8.16200	Yes	No
191	6.26200	6.35600	8.15061	Yes	No
192	6.26700	6.36000	8.13930	Yes	No
193	6.27100	6.36300	8.12809	Yes	No
194	6.27500	6.36600	8.11698	Yes	No
195	6.27800	6.36800	8.10600	Yes	No
196	6.28100	6.37000	8.09508	Yes	No
197	6.28400	6.37100	8.08423	Yes	No
198	6.28600	6.37200	8.07348	Yes	No
199	6.28700	6.37200	8.06282	Yes	No
200	6.28800	6.37100	8.05225	Yes	No
201	6.28800	6.37000	8.04177	Yes	No
202	6.28800	6.36900	8.03138	Yes	No
203	6.28800	6.36700	8.02108	Yes	No
204	6.28600	6.36400	8.01087	Yes	No
205	6.28500	6.36100	8.00074	Yes	No
206	6.28200	6.35700	7.99071	Yes	No
207	6.28000	6.35300	7.98073	Yes	No
208	6.27600	6.34800	7.97085	Yes	No
209	6.27200	6.34200	7.96108	Yes	No
210	6.26800	6.33600	7.95140	Yes	No

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
211	6.26300	6.32900	7.94181	Yes	No
212	6.25700	6.32200	7.93229	Yes	No
213	6.25100	6.31400	7.92279	Yes	No
214	6.24400	6.30500	7.91343	Yes	No
215	6.23600	6.29600	7.90418	Yes	No
216	6.22800	6.28600	7.89501	Yes	No
217	6.21900	6.27500	7.88593	Yes	No
218	6.21000	6.26400	7.87693	Yes	No
219	6.20000	6.25200	7.86784	Yes	No
220	6.18900	6.23900	7.85897	Yes	No
221	6.17800	6.22600	7.85021	Yes	No
222	6.16500	6.21100	7.84155	Yes	No
223	6.15300	6.19700	7.83297	Yes	No
224	6.13900	6.18100	7.82386	Yes	No
225	6.12500	6.16500	7.80779	Yes	No
226	6.11100	6.14800	7.79947	Yes	No
227	6.09500	6.13000	7.79124	Yes	No
228	6.07900	6.11200	7.78314	Yes	No
229	6.06200	6.09300	7.77511	Yes	No
230	6.04400	6.07300	7.76635	Yes	No
231	6.02600	6.05200	7.74506	Yes	No
232	6.00700	6.03000	7.73732	Yes	No
233	5.98700	6.00800	7.72967	Yes	No
234	5.96700	5.98500	7.72216	Yes	No
235	5.94500	5.96100	7.71472	Yes	No
236	5.92300	5.93800	7.70588	Yes	No
237	5.90000	5.91900	7.68352	Yes	No
238	5.87700	5.90200	7.67623	Yes	No
239	5.85200	5.88900	7.66887	Yes	No
240	5.82700	5.87900	7.66165	Yes	No
241	5.81200	5.87300	7.65449	Yes	No
242	5.80800	5.86900	7.64662	Yes	No
243	5.80400	5.86400	7.63378	Yes	No
244	5.79900	5.86000	7.62687	Yes	No
245	5.79500	5.85500	7.62005	Yes	No
246	5.79100	5.85100	7.61332	Yes	No
247	5.78600	5.84600	7.60666	Yes	No
248	5.78200	5.84200	7.59977	Yes	No
249	5.77800	5.83700	7.59057	Yes	No
250	5.77300	5.83300	7.58411	Yes	No
251	5.76900	5.82800	7.57774	Yes	No
252	5.76400	5.82400	7.57144	Yes	No

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
253	5.76000	5.81900	7.56521	Yes	No
254	5.75600	5.81400	7.55876	Yes	No
255	5.75100	5.81000	7.55016	Yes	No
256	5.74600	5.80500	7.54413	Yes	No
257	5.74200	5.80000	7.53817	Yes	No
258	5.73700	5.79600	7.53229	Yes	No
259	5.73300	5.79100	7.52647	Yes	No
260	5.72800	5.78600	7.52045	Yes	No
261	5.72400	5.78200	7.51232	Yes	No
262	5.71900	5.77700	7.50669	Yes	No
263	5.71400	5.77200	7.50114	Yes	No
264	5.71000	5.76700	7.49565	Yes	No
265	5.70500	5.76300	7.49023	Yes	No
266	5.70100	5.75800	7.48461	Yes	No
267	5.69600	5.75300	7.47695	Yes	No
268	5.69100	5.74800	7.47170	Yes	No
269	5.68700	5.74400	7.46652	Yes	No
270	5.68200	5.73900	7.46141	Yes	No
271	5.67700	5.73400	7.45636	Yes	No
272	5.67300	5.72900	7.45113	Yes	No
273	5.66800	5.72500	7.44406	Yes	No
274	5.66400	5.72000	7.43918	Yes	No
275	5.65900	5.71500	7.43436	Yes	No
276	5.65400	5.71100	7.42960	Yes	No
277	5.65000	5.70600	7.42490	Yes	No
278	5.64500	5.70100	7.42004	Yes	No
279	5.64000	5.69600	7.41339	Yes	No
280	5.63600	5.69200	7.40885	Yes	No
281	5.63100	5.68700	7.40438	Yes	No
282	5.62700	5.68200	7.39996	Yes	No
283	5.62200	5.67800	7.39560	Yes	No
284	5.61800	5.67300	7.39108	Yes	No
285	5.61300	5.66900	7.38503	Yes	No
286	5.60900	5.66400	7.38082	Yes	No
287	5.60400	5.65900	7.37667	Yes	No
288	5.60000	5.65500	7.37257	Yes	No
289	5.59500	5.65000	7.36852	Yes	No
290	5.59100	5.64600	7.36434	Yes	No
291	5.58600	5.64100	7.35866	Yes	No
292	5.58200	5.63700	7.35476	Yes	No
293	5.57800	5.63300	7.35091	Yes	No
294	5.57300	5.62800	7.34712	Yes	No

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
295	5.56900	5.62400	7.34338	Yes	No
296	5.56500	5.62000	7.33951	Yes	No
297	5.56000	5.61500	7.33435	Yes	No
298	5.55600	5.61100	7.33072	Yes	No
299	5.55200	5.60700	7.32706	Yes	No
300	5.54800	5.60300	7.32345	Yes	No
301	5.54400	5.59900	7.31988	Yes	No
302	5.53900	5.59400	7.31620	Yes	No
303	5.53500	5.59000	7.31136	Yes	No
304	5.53100	5.58600	7.30792	Yes	No
305	5.52700	5.58200	7.30453	Yes	No
306	5.52300	5.57800	7.30118	Yes	No
307	5.51900	5.57400	7.29788	Yes	No
308	5.51600	5.57100	7.29448	Yes	No
309	5.51200	5.56700	7.29009	Yes	No
310	5.50800	5.56300	7.28691	Yes	No
311	5.50400	5.55900	7.28377	Yes	No
312	5.50000	5.55600	7.28067	Yes	No
313	5.49700	5.55200	7.27761	Yes	No
314	5.49300	5.54800	7.27447	Yes	No
315	5.49000	5.54500	7.27045	Yes	No
316	5.48600	5.54100	7.26751	Yes	No
317	5.48300	5.53800	7.26461	Yes	No
318	5.47900	5.53500	7.26175	Yes	No
319	5.47600	5.53100	7.25893	Yes	No
320	5.47200	5.52800	7.25605	Yes	No
321	5.46900	5.52500	7.25243	Yes	No
322	5.46600	5.52200	7.24972	Yes	No
323	5.46300	5.51900	7.24705	Yes	No
324	5.46000	5.51600	7.24443	Yes	No
325	5.45700	5.51300	7.24184	Yes	No
326	5.45400	5.51000	7.23922	Yes	No
327	5.45100	5.50700	7.23597	Yes	No
328	5.44800	5.50400	7.23350	Yes	No
329	5.44500	5.50200	7.23107	Yes	No
330	5.44300	5.49900	7.22868	Yes	No
331	5.44000	5.49600	7.22634	Yes	No
332	5.43700	5.49400	7.22397	Yes	No
333	5.43500	5.49200	7.22113	Yes	No
334	5.43200	5.48900	7.21892	Yes	No
335	5.43000	5.48700	7.21676	Yes	No
336	5.42800	5.48500	7.21464	Yes	No

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
337	5.42500	5.48300	7.21258	Yes	No
338	5.42300	5.48100	7.21052	Yes	No
339	5.42100	5.47900	7.20810	Yes	No
340	5.41900	5.47700	7.20622	Yes	No
341	5.41700	5.47500	7.20440	Yes	No
342	5.41500	5.47300	7.20267	Yes	No
343	5.41400	5.47200	7.20103	Yes	No
344	5.41200	5.47000	7.19946	Yes	No
345	5.41000	5.46900	7.19771	Yes	No
346	5.40900	5.46700	7.19645	Yes	No
347	5.40700	5.46600	7.19538	Yes	No
348	5.40600	5.46500	7.19455	Yes	No
349	5.40500	5.46400	7.19405	Yes	No
350	5.40300	5.46300	7.19397	Yes	No
351	5.40200	5.46200	7.19435	Yes	No
352	5.40100	5.46100	7.19599	Yes	No
353	5.40000	5.46000	7.19942	Yes	No
354	5.39900	5.46000	7.20634	Yes	No
355	5.39900	5.45900	7.22182	Yes	No
356	5.39800	5.45900	7.26980	Yes	No
357	5.39700	5.45800	8.78357	Yes	No
358	5.39700	5.45800	9.73785	Yes	No
359	5.39700	5.45800	12.04880	Yes	No
360	5.39600	5.45800	0.00000	Yes	No
361	5.39600	5.45800	0.00000	Yes	No
362	5.39600	5.45800	0.00000	Yes	No
363	5.39600	5.45800	0.00000	Yes	No

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.09100	1.16100	6.25484	No	Yes
2	1.09100	1.16100	5.18604	No	Yes
3	1.09100	1.16100	5.23427	No	Yes
4	1.09100	1.16100	5.18023	No	Yes
5	1.09100	1.16100	5.22785	No	Yes
6	1.09100	1.16100	5.17279	No	Yes
7	1.09100	1.16100	5.16841	No	Yes
8	1.09100	1.16100	5.21507	No	Yes
9	1.09100	1.16100	5.15819	No	Yes
10	1.09100	1.16100	5.20440	No	Yes
11	1.09100	1.16100	5.14663	No	Yes
12	1.09100	1.16100	5.14043	No	Yes
13	1.09100	1.16100	5.29126	No	Yes
14	1.09100	1.16100	5.12706	No	Yes
15	1.09100	1.16100	5.17276	No	Yes
16	1.09100	1.16100	5.11222	No	Yes
17	1.09100	1.16100	5.15762	No	Yes
18	1.09100	1.16100	5.09565	No	Yes
19	1.09100	1.16100	5.08662	No	Yes
20	1.09100	1.16100	5.19650	No	Yes
21	1.09100	1.16100	5.53978	No	Yes
22	1.09100	1.16100	5.58686	No	Yes
23	1.09100	1.16100	5.52097	No	Yes
24	1.09100	1.16100	5.50902	No	Yes
25	1.09100	1.16100	5.66549	No	Yes
26	1.09100	1.16100	5.48403	No	Yes
27	1.09100	1.16100	5.52801	No	Yes
28	1.09100	1.16100	5.45754	No	Yes
29	1.09100	1.16100	5.50156	No	Yes
30	1.09100	1.16100	5.42946	No	Yes
31	1.09100	1.16100	5.41478	No	Yes
32	1.09100	1.16100	5.45885	No	Yes
33	1.09100	1.16100	5.54247	No	Yes
34	1.09100	1.16100	5.58624	No	Yes
35	1.09100	1.16100	5.50883	No	Yes
36	1.09100	1.16100	5.49107	No	Yes
37	1.09100	1.16100	5.65786	No	Yes
38	1.09100	1.16100	5.48919	No	Yes
39	1.09100	1.16100	5.57725	No	Yes
40	1.09100	1.16100	5.53575	No	Yes
41	1.09100	1.16100	5.60964	No	Yes
42	1.09100	1.16100	5.55405	No	Yes
43	1.09100	1.16100	5.55755	No	Yes
44	1.09100	1.16100	5.61964	No	Yes
45	1.09100	1.16100	5.56137	No	Yes
46	1.09100	1.16100	5.61707	No	Yes
47	1.09100	1.16100	5.55595	No	Yes
48	1.09100	1.16100	5.55319	No	Yes
49	1.09100	1.16100	5.66737	No	Yes
50	1.09100	1.16100	5.54758	No	Yes
51	1.09100	1.16100	5.60326	No	Yes
52	1.09100	1.16100	5.54182	No	Yes
53	1.09100	1.16100	5.59750	No	Yes
54	1.09100	1.16100	5.53592	No	Yes
55	1.09100	1.16100	5.53291	No	Yes
56	1.09100	1.16100	5.58858	No	Yes
57	1.09100	1.16100	5.52677	No	Yes
58	1.09100	1.16100	5.58245	No	Yes
59	1.09100	1.16100	5.52047	No	Yes
60	1.09100	1.16100	5.51726	No	Yes
61	1.09100	1.16100	5.69079	No	Yes
62	1.09100	1.16100	5.51070	No	Yes
63	1.09100	1.16100	5.56638	No	Yes
64	1.09100	1.16100	5.50396	No	Yes
65	1.09100	1.16100	5.55964	No	Yes
66	1.09100	1.16100	5.49703	No	Yes
67	1.09100	1.16100	5.49349	No	Yes
68	1.09100	1.16100	5.54918	No	Yes
69	1.09100	1.16100	5.48626	No	Yes
70	1.09100	1.16100	5.54225	No	Yes
71	1.09100	1.16100	5.48095	No	Yes
72	1.09100	1.16100	5.47902	No	Yes
73	1.09100	1.16100	5.65523	No	Yes
74	1.09100	1.16100	5.47516	No	Yes
75	1.09100	1.16100	5.53261	No	Yes
76	1.09100	1.16100	5.47129	No	Yes
77	1.09100	1.16100	5.52874	No	Yes
78	1.09100	1.16100	5.47019	No	Yes
79	1.09100	1.16100	5.47491	No	Yes
80	1.09100	1.16100	5.53868	No	Yes
81	1.09100	1.16100	5.48495	No	Yes

Period	NetWAC	Effective NetWAC
1	20.28804	20.28804
2	6.54435	6.54435
3	6.76228	6.76228
4	6.54390	6.54390
5	6.76176	6.76176
6	6.54335	6.54335
7	6.54302	6.54302
8	6.76076	6.76076
9	6.54228	6.54228
10	6.76004	6.76004
11	6.54177	6.54177
12	6.54168	6.54168
13	7.24261	7.24261
14	6.54185	6.54185
15	6.76019	6.76019
16	6.54250	6.54250
17	6.76111	6.76111
18	6.54365	6.54365
19	6.54442	6.54442
20	6.82855	6.82855
21	7.00401	7.00401
22	7.24122	7.24122
23	7.00900	7.00900
24	7.00812	7.00812
25	7.75801	7.75801
26	7.00634	7.00634
27	7.23896	7.23896
28	7.00454	7.00454
29	7.23709	7.23709
30	7.00272	7.00272
31	7.00180	7.00180
32	7.23424	7.23424
33	7.15321	7.15321
34	7.39033	7.39033
35	7.15023	7.15023
36	7.14853	7.14853
37	7.91255	7.91255
38	7.14510	7.14510
39	7.38149	7.38149
40	7.14165	7.14165
41	7.37791	7.37791
42	7.13817	7.13817
43	7.13642	7.13642
44	7.37249	7.37249
45	7.13291	7.13291
46	7.36884	7.36884
47	7.12937	7.12937
48	7.12759	7.12759
49	7.61724	7.61724
50	7.12402	7.12402
51	7.35963	7.35963
52	7.12042	7.12042
53	7.35591	7.35591
54	7.11681	7.11681
55	7.11500	7.11500
56	7.35029	7.35029
57	7.11136	7.11136
58	7.34652	7.34652
59	7.10771	7.10771
60	7.10588	7.10588
61	7.86519	7.86519
62	7.10220	7.10220
63	7.33703	7.33703
64	7.09851	7.09851
65	7.33321	7.33321
66	7.09481	7.09481
67	7.09295	7.09295
68	7.32746	7.32746
69	7.08923	7.08923
70	7.32362	7.32362
71	7.08551	7.08551
72	7.08364	7.08364
73	7.84054	7.84054
74	7.07991	7.07991
75	7.31397	7.31397
76	7.07616	7.07616
77	7.31010	7.31010
78	7.07242	7.07242
79	7.07054	7.07054
80	7.30429	7.30429
81	7.06679	7.06679

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
82	1.09100	1.16100	5.09105	Yes	Yes
83	1.09100	1.16100	5.02580	Yes	Yes
84	1.09100	1.16100	5.03450	Yes	Yes
85	1.09100	1.16100	5.26136	Yes	Yes
86	1.09100	1.16100	5.05285	Yes	Yes
87	1.09100	1.16100	5.13440	Yes	Yes
88	1.09100	1.16100	5.07253	Yes	Yes
89	1.09100	1.16100	5.15398	Yes	Yes
90	1.09100	1.16100	5.09344	Yes	Yes
91	1.09100	1.16100	5.10376	Yes	Yes
92	1.09100	1.16100	5.18433	Yes	Yes
93	1.09100	1.16100	5.12549	Yes	Yes
94	1.09100	1.16100	5.20596	Yes	Yes
95	1.09100	1.16100	5.14875	Yes	Yes
96	1.09100	1.16100	5.16097	Yes	Yes
97	1.09100	1.16100	5.30895	Yes	Yes
98	1.09100	1.16100	5.18668	Yes	Yes
99	1.09100	1.16100	5.26687	Yes	Yes
100	1.09100	1.16100	5.21413	Yes	Yes
101	1.09100	1.16100	5.29420	Yes	Yes
102	1.09100	1.16100	5.24344	Yes	Yes
103	1.09100	1.16100	5.25813	Yes	Yes
104	1.09100	1.16100	5.33195	Yes	Yes
105	1.09100	1.16100	5.27771	Yes	Yes
106	1.09100	1.16100	5.35144	Yes	Yes
107	1.09100	1.16100	5.29868	Yes	Yes
108	1.09100	1.16100	5.30971	Yes	Yes
109	1.09100	1.16100	5.50764	Yes	Yes
110	1.09100	1.16100	5.33291	Yes	Yes
111	1.09100	1.16100	5.40639	Yes	Yes
112	1.09100	1.16100	5.35759	Yes	Yes
113	1.09100	1.16100	5.43011	Yes	Yes
114	1.09100	1.16100	5.38231	Yes	Yes
115	1.09100	1.16100	5.39529	Yes	Yes
116	1.09100	1.16100	5.46763	Yes	Yes
117	1.09100	1.16100	5.42257	Yes	Yes
118	1.09100	1.16100	5.49477	Yes	Yes
119	1.09100	1.16100	5.45165	Yes	Yes
120	1.09100	1.16100	5.46551	Yes	Yes
121	1.09100	1.16100	5.64882	Yes	Yes
122	1.09100	1.16100	5.49458	Yes	Yes
123	1.09100	1.16100	5.56508	Yes	Yes
124	1.09100	1.16100	5.52558	Yes	Yes
125	1.09100	1.16100	5.59594	Yes	Yes
126	1.09100	1.16100	5.55841	Yes	Yes
127	1.09100	1.16100	5.57401	Yes	Yes
128	1.09100	1.16100	5.64248	Yes	Yes
129	1.09100	1.16100	5.60673	Yes	Yes
130	1.09100	1.16100	5.67505	Yes	Yes
131	1.09100	1.16100	5.64158	Yes	Yes
132	1.09100	1.16100	5.65984	Yes	Yes
133	1.09100	1.16100	5.82636	Yes	Yes
134	1.09100	1.16100	5.69812	Yes	Yes
135	1.09100	1.16100	5.76498	Yes	Yes
136	1.09100	1.16100	5.73613	Yes	Yes
137	1.09100	1.16100	5.80226	Yes	Yes
138	1.09100	1.16100	5.77598	Yes	Yes
139	1.09100	1.16100	5.79685	Yes	Yes
140	1.09100	1.16100	5.86270	Yes	Yes
141	1.09100	1.16100	5.84056	Yes	Yes
142	1.09100	1.16100	5.90621	Yes	Yes
143	1.09100	1.16100	5.88050	Yes	Yes
144	1.09100	1.16100	5.89720	Yes	Yes
145	1.09100	1.16100	5.99635	Yes	Yes
146	1.09100	1.16100	5.93222	Yes	Yes
147	1.09100	1.16100	5.99025	Yes	Yes
148	1.09100	1.16100	5.96949	Yes	Yes
149	1.09100	1.16100	6.02735	Yes	Yes
150	1.09100	1.16100	6.00916	Yes	Yes
151	1.09100	1.16100	6.02993	Yes	Yes
152	1.09100	1.16100	6.08752	Yes	Yes
153	1.09100	1.16100	6.07344	Yes	Yes
154	1.09100	1.16100	6.13083	Yes	Yes
155	1.09100	1.16100	6.11961	Yes	Yes
156	1.09100	1.16100	6.14134	Yes	Yes
157	1.09100	1.16100	6.26049	Yes	Yes
158	1.09100	1.16100	6.18662	Yes	Yes
159	1.09100	1.16100	6.24100	Yes	Yes
160	1.09100	1.16100	6.23477	Yes	Yes
161	1.09100	1.16100	6.28894	Yes	Yes
162	1.09100	1.16100	6.28594	Yes	Yes

Period	NetWAC	Effective NetWAC
82	7.30041	7.30041
83	7.06304	7.06304
84	7.06116	7.06116
85	7.81564	7.81564
86	7.05741	7.05741
87	7.29072	7.29072
88	7.05366	7.05366
89	7.28685	7.28685
90	7.04991	7.04991
91	7.04804	7.04804
92	7.28104	7.28104
93	7.04430	7.04430
94	7.27718	7.27718
95	7.04057	7.04057
96	7.03870	7.03870
97	7.52214	7.52214
98	7.03498	7.03498
99	7.26756	7.26756
100	7.03127	7.03127
101	7.26373	7.26373
102	7.02757	7.02757
103	7.02572	7.02572
104	7.25800	7.25800
105	7.02203	7.02203
106	7.25420	7.25420
107	7.01836	7.01836
108	7.01653	7.01653
109	7.76628	7.76628
110	7.01288	7.01288
111	7.24476	7.24476
112	7.00924	7.00924
113	7.24101	7.24101
114	7.00562	7.00562
115	7.00382	7.00382
116	7.23542	7.23542
117	7.00022	7.00022
118	7.23172	7.23172
119	6.99665	6.99665
120	6.99487	6.99487
121	7.74237	7.74237
122	6.99134	6.99134
123	7.22257	7.22257
124	6.98783	6.98783
125	7.21895	7.21895
126	6.98434	6.98434
127	6.98260	6.98260
128	7.21356	7.21356
129	6.97914	6.97914
130	7.21000	7.21000
131	6.97571	6.97571
132	6.97400	6.97400
133	7.71933	7.71933
134	6.97060	6.97060
135	7.20121	7.20121
136	6.96723	6.96723
137	7.19774	7.19774
138	6.96388	6.96388
139	6.96222	6.96222
140	7.19258	7.19258
141	6.95891	6.95891
142	7.18917	7.18917
143	6.95562	6.95562
144	6.95399	6.95399
145	7.43184	7.43184
146	6.95074	6.95074
147	7.18077	7.18077
148	6.94752	6.94752
149	7.17746	7.17746
150	6.94433	6.94433
151	6.94274	6.94274
152	7.17254	7.17254
153	6.93959	6.93959
154	7.16929	7.16929
155	6.93647	6.93647
156	6.93491	6.93491
157	7.67623	7.67623
158	6.93183	6.93183
159	7.16130	7.16130
160	6.92876	6.92876
161	7.15815	7.15815
162	6.92573	6.92573

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
163	1.09100	1.16100	6.31273	Yes	Yes
164	1.09100	1.16100	6.36656	Yes	Yes
165	1.09100	1.16100	6.36879	Yes	Yes
166	1.09100	1.16100	6.42240	Yes	Yes
167	1.09100	1.16100	6.42837	Yes	Yes
168	1.09100	1.16100	6.45954	Yes	Yes
169	1.09100	1.16100	6.55497	Yes	Yes
170	1.09100	1.16100	6.52478	Yes	Yes
171	1.09100	1.16100	6.57775	Yes	Yes
172	1.09100	1.16100	6.59409	Yes	Yes
173	1.09100	1.16100	6.64678	Yes	Yes
174	1.09100	1.16100	6.66839	Yes	Yes
175	1.09100	1.16100	6.70886	Yes	Yes
176	1.09100	1.16100	6.76319	Yes	Yes
177	1.09100	1.16100	6.79193	Yes	Yes
178	1.09100	1.16100	6.84341	Yes	Yes
179	1.09100	1.16100	6.87663	Yes	Yes
180	1.09100	1.16100	6.92071	Yes	Yes
181	1.09100	1.16100	6.98168	Yes	Yes
182	1.09100	1.16100	7.01282	Yes	Yes
183	1.09100	1.16100	7.06298	Yes	Yes
184	1.09100	1.16100	7.11045	Yes	Yes
185	1.09100	1.16100	7.12194	Yes	No
186	1.09100	1.16100	7.12067	Yes	No
187	1.09100	1.16100	7.11942	Yes	No
188	1.09100	1.16100	7.11817	Yes	No
189	1.09100	1.16100	7.11694	Yes	No
190	1.09100	1.16100	7.11571	Yes	No
191	1.09100	1.16100	7.11449	Yes	No
192	1.09100	1.16100	7.11329	Yes	No
193	1.09100	1.16100	7.11209	Yes	No
194	1.09100	1.16100	7.11090	Yes	No
195	1.09100	1.16100	7.10972	Yes	No
196	1.09100	1.16100	7.10855	Yes	No
197	1.09100	1.16100	7.10739	Yes	No
198	1.09100	1.16100	7.10624	Yes	No
199	1.09100	1.16100	7.10510	Yes	No
200	1.09100	1.16100	7.10397	Yes	No
201	1.09100	1.16100	7.10285	Yes	No
202	1.09100	1.16100	7.10173	Yes	No
203	1.09100	1.16100	7.10063	Yes	No
204	1.09100	1.16100	7.09953	Yes	No
205	1.09100	1.16100	7.09844	Yes	No
206	1.09100	1.16100	7.09737	Yes	No
207	1.09100	1.16100	7.09630	Yes	No
208	1.09100	1.16100	7.09523	Yes	No
209	1.09100	1.16100	7.09418	Yes	No
210	1.09100	1.16100	7.09314	Yes	No
211	1.09100	1.16100	7.09210	Yes	No
212	1.09100	1.16100	7.09107	Yes	No
213	1.09100	1.16100	7.09006	Yes	No
214	1.09100	1.16100	7.08904	Yes	No
215	1.09100	1.16100	7.08804	Yes	No
216	1.09100	1.16100	7.08705	Yes	No
217	1.09100	1.16100	7.08606	Yes	No
218	1.09100	1.16100	7.08508	Yes	No
219	1.09100	1.16100	7.08411	Yes	No
220	1.09100	1.16100	7.08314	Yes	No
221	1.09100	1.16100	7.08219	Yes	No
222	1.09100	1.16100	7.08124	Yes	No
223	1.09100	1.16100	7.08030	Yes	No
224	1.09100	1.16100	7.07936	Yes	No
225	1.09100	1.16100	7.07844	Yes	No
226	1.09100	1.16100	7.07752	Yes	No
227	1.09100	1.16100	7.07660	Yes	No
228	1.09100	1.16100	7.07570	Yes	No
229	1.09100	1.16100	7.07480	Yes	No
230	1.09100	1.16100	7.07391	Yes	No
231	1.09100	1.16100	7.07302	Yes	No
232	1.09100	1.16100	7.07214	Yes	No
233	1.09100	1.16100	7.07127	Yes	No
234	1.09100	1.16100	7.07040	Yes	No
235	1.09100	1.16100	7.06954	Yes	No
236	1.09100	1.16100	7.06868	Yes	No
237	1.09100	1.16100	7.06783	Yes	No
238	1.09100	1.16100	7.06704	Yes	No
239	1.09100	1.16100	7.06630	Yes	No
240	1.09100	1.16100	7.06557	Yes	No
241	1.09100	1.16100	7.06485	Yes	No
242	1.09100	1.16100	7.06414	Yes	No
243	1.09100	1.16100	7.06343	Yes	No

Period	NetWAC	Effective NetWAC
163	6.92422	6.92422
164	7.15348	7.15348
165	6.92123	6.92123
166	7.15040	7.15040
167	6.91826	6.91826
168	6.91678	6.91678
169	7.65624	7.65624
170	6.91385	6.91385
171	7.14280	7.14280
172	6.91094	6.91094
173	7.13981	7.13981
174	6.90646	6.90646
175	6.90512	6.90512
176	7.13399	7.13399
177	6.90243	6.90243
178	7.13107	7.13107
179	6.89975	6.89975
180	6.89846	6.89846
181	7.63618	7.63618
182	6.89593	6.89593
183	7.12450	7.12450
184	6.89343	6.89343
185	7.12194	7.12194
186	6.89098	6.89098
187	6.88976	6.88976
188	7.11817	7.11817
189	6.88736	6.88736
190	7.11571	7.11571
191	6.88500	6.88500
192	6.88383	6.88383
193	7.35733	7.35733
194	6.88152	6.88152
195	7.10972	7.10972
196	6.87925	6.87925
197	7.10739	7.10739
198	6.87701	6.87701
199	6.87591	6.87591
200	7.10397	7.10397
201	6.87372	6.87372
202	7.10173	7.10173
203	6.87157	6.87157
204	6.87051	6.87051
205	7.60548	7.60548
206	6.86842	6.86842
207	7.09630	7.09630
208	6.86636	6.86636
209	7.09418	7.09418
210	6.86433	6.86433
211	6.86332	6.86332
212	7.09107	7.09107
213	6.86134	6.86134
214	7.08904	7.08904
215	6.85939	6.85939
216	6.85843	6.85843
217	7.59221	7.59221
218	6.85653	6.85653
219	7.08411	7.08411
220	6.85466	6.85466
221	7.08219	7.08219
222	6.85281	6.85281
223	6.85190	6.85190
224	7.07936	7.07936
225	6.85010	6.85010
226	7.07752	7.07752
227	6.84833	6.84833
228	6.84745	6.84745
229	7.58014	7.58014
230	6.84572	6.84572
231	7.07302	7.07302
232	6.84401	6.84401
233	7.07127	7.07127
234	6.84232	6.84232
235	6.84149	6.84149
236	7.06868	7.06868
237	6.83984	6.83984
238	7.06704	7.06704
239	6.83835	6.83835
240	6.83765	6.83765
241	7.30847	7.30847
242	6.83626	6.83626
243	7.06343	7.06343

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
244	1.09100	1.16100	7.06274	Yes	No
245	1.09100	1.16100	7.06205	Yes	No
246	1.09100	1.16100	7.06137	Yes	No
247	1.09100	1.16100	7.06070	Yes	No
248	1.09100	1.16100	7.06004	Yes	No
249	1.09100	1.16100	7.05939	Yes	No
250	1.09100	1.16100	7.05874	Yes	No
251	1.09100	1.16100	7.05810	Yes	No
252	1.09100	1.16100	7.05747	Yes	No
253	1.09100	1.16100	7.05685	Yes	No
254	1.09100	1.16100	7.05624	Yes	No
255	1.09100	1.16100	7.05563	Yes	No
256	1.09100	1.16100	7.05504	Yes	No
257	1.09100	1.16100	7.05445	Yes	No
258	1.09100	1.16100	7.05386	Yes	No
259	1.09100	1.16100	7.05329	Yes	No
260	1.09100	1.16100	7.05272	Yes	No
261	1.09100	1.16100	7.05216	Yes	No
262	1.09100	1.16100	7.05161	Yes	No
263	1.09100	1.16100	7.05106	Yes	No
264	1.09100	1.16100	7.05053	Yes	No
265	1.09100	1.16100	7.05000	Yes	No
266	1.09100	1.16100	7.04947	Yes	No
267	1.09100	1.16100	7.04896	Yes	No
268	1.09100	1.16100	7.04845	Yes	No
269	1.09100	1.16100	7.04795	Yes	No
270	1.09100	1.16100	7.04745	Yes	No
271	1.09100	1.16100	7.04697	Yes	No
272	1.09100	1.16100	7.04649	Yes	No
273	1.09100	1.16100	7.04601	Yes	No
274	1.09100	1.16100	7.04555	Yes	No
275	1.09100	1.16100	7.04509	Yes	No
276	1.09100	1.16100	7.04463	Yes	No
277	1.09100	1.16100	7.04419	Yes	No
278	1.09100	1.16100	7.04375	Yes	No
279	1.09100	1.16100	7.04332	Yes	No
280	1.09100	1.16100	7.04289	Yes	No
281	1.09100	1.16100	7.04247	Yes	No
282	1.09100	1.16100	7.04206	Yes	No
283	1.09100	1.16100	7.04166	Yes	No
284	1.09100	1.16100	7.04126	Yes	No
285	1.09100	1.16100	7.04086	Yes	No
286	1.09100	1.16100	7.04048	Yes	No
287	1.09100	1.16100	7.04010	Yes	No
288	1.09100	1.16100	7.03973	Yes	No
289	1.09100	1.16100	7.03936	Yes	No
290	1.09100	1.16100	7.03900	Yes	No
291	1.09100	1.16100	7.03865	Yes	No
292	1.09100	1.16100	7.03830	Yes	No
293	1.09100	1.16100	7.03796	Yes	No
294	1.09100	1.16100	7.03763	Yes	No
295	1.09100	1.16100	7.03731	Yes	No
296	1.09100	1.16100	7.03699	Yes	No
297	1.09100	1.16100	7.03667	Yes	No
298	1.09100	1.16100	7.03635	Yes	No
299	1.09100	1.16100	7.03600	Yes	No
300	1.09100	1.16100	7.03566	Yes	No
301	1.09100	1.16100	7.03532	Yes	No
302	1.09100	1.16100	7.03499	Yes	No
303	1.09100	1.16100	7.03467	Yes	No
304	1.09100	1.16100	7.03435	Yes	No
305	1.09100	1.16100	7.03403	Yes	No
306	1.09100	1.16100	7.03372	Yes	No
307	1.09100	1.16100	7.03341	Yes	No
308	1.09100	1.16100	7.03311	Yes	No
309	1.09100	1.16100	7.03282	Yes	No
310	1.09100	1.16100	7.03252	Yes	No
311	1.09100	1.16100	7.03224	Yes	No
312	1.09100	1.16100	7.03196	Yes	No
313	1.09100	1.16100	7.03168	Yes	No
314	1.09100	1.16100	7.03141	Yes	No
315	1.09100	1.16100	7.03115	Yes	No
316	1.09100	1.16100	7.03089	Yes	No
317	1.09100	1.16100	7.03063	Yes	No
318	1.09100	1.16100	7.03038	Yes	No
319	1.09100	1.16100	7.03014	Yes	No
320	1.09100	1.16100	7.02990	Yes	No
321	1.09100	1.16100	7.02966	Yes	No
322	1.09100	1.16100	7.02943	Yes	No
323	1.09100	1.16100	7.02921	Yes	No
324	1.09100	1.16100	7.02899	Yes	No

Period	NetWAC	Effective NetWAC
244	6.83491	6.83491
245	7.06205	7.06205
246	6.83359	6.83359
247	6.83294	6.83294
248	7.06004	7.06004
249	6.83167	6.83167
250	7.05874	7.05874
251	6.83042	6.83042
252	6.82981	6.82981
253	7.56091	7.56091
254	6.82862	6.82862
255	7.05563	7.05563
256	6.82745	6.82745
257	7.05445	7.05445
258	6.82632	6.82632
259	6.82576	6.82576
260	7.05272	7.05272
261	6.82467	6.82467
262	7.05161	7.05161
263	6.82361	6.82361
264	6.82309	6.82309
265	7.55357	7.55357
266	6.82207	6.82207
267	7.04896	7.04896
268	6.82108	6.82108
269	7.04795	7.04795
270	6.82012	6.82012
271	6.81964	6.81964
272	7.04649	7.04649
273	6.81872	6.81872
274	7.04555	7.04555
275	6.81783	6.81783
276	6.81739	6.81739
277	7.54734	7.54734
278	6.81653	6.81653
279	7.04332	7.04332
280	6.81570	6.81570
281	7.04247	7.04247
282	6.81490	6.81490
283	6.81451	6.81451
284	7.04126	7.04126
285	6.81374	6.81374
286	7.04048	7.04048
287	6.81300	6.81300
288	6.81264	6.81264
289	7.28210	7.28210
290	6.81194	6.81194
291	7.03865	7.03865
292	6.81126	6.81126
293	7.03796	7.03796
294	6.81061	6.81061
295	6.81030	6.81030
296	7.03699	7.03699
297	6.80968	6.80968
298	7.03635	7.03635
299	6.80904	6.80904
300	6.80870	6.80870
301	7.53785	7.53785
302	6.80806	6.80806
303	7.03467	7.03467
304	6.80743	6.80743
305	7.03403	7.03403
306	6.80682	6.80682
307	6.80653	6.80653
308	7.03311	7.03311
309	6.80595	6.80595
310	7.03252	7.03252
311	6.80539	6.80539
312	6.80512	6.80512
313	7.53395	7.53395
314	6.80459	6.80459
315	7.03115	7.03115
316	6.80408	6.80408
317	7.03063	7.03063
318	6.80359	6.80359
319	6.80336	6.80336
320	7.02990	7.02990
321	6.80290	6.80290
322	7.02943	7.02943
323	6.80246	6.80246
324	6.80225	6.80225

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis
FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
325	1.09100	1.16100	7.02878	Yes	No
326	1.09100	1.16100	7.02858	Yes	No
327	1.09100	1.16100	7.02838	Yes	No
328	1.09100	1.16100	7.02819	Yes	No
329	1.09100	1.16100	7.02800	Yes	No
330	1.09100	1.16100	7.02783	Yes	No
331	1.09100	1.16100	7.02766	Yes	No
332	1.09100	1.16100	7.02749	Yes	No
333	1.09100	1.16100	7.02734	Yes	No
334	1.09100	1.16100	7.02720	Yes	No
335	1.09100	1.16100	7.02706	Yes	No
336	1.09100	1.16100	7.02694	Yes	No
337	1.09100	1.16100	7.02683	Yes	No
338	1.09100	1.16100	7.02673	Yes	No
339	1.09100	1.16100	7.02665	Yes	No
340	1.09100	1.16100	7.02659	Yes	No
341	1.09100	1.16100	7.02655	Yes	No
342	1.09100	1.16100	7.02653	Yes	No
343	1.09100	1.16100	7.02654	Yes	No
344	1.09100	1.16100	7.02658	Yes	No
345	1.09100	1.16100	7.02666	Yes	No
346	1.09100	1.16100	7.02680	Yes	No
347	1.09100	1.16100	7.02700	Yes	No
348	1.09100	1.16100	7.02729	Yes	No
349	1.09100	1.16100	7.02770	Yes	No
350	1.09100	1.16100	7.02827	Yes	No
351	1.09100	1.16100	7.02910	Yes	No
352	1.09100	1.16100	7.03033	Yes	No
353	1.09100	1.16100	7.03224	Yes	No
354	1.09100	1.16100	7.03552	Yes	No
355	1.09100	1.16100	7.04213	Yes	No
356	1.09100	1.16100	7.06148	Yes	No
357	1.09100	1.16100	7.69668	Yes	No
358	1.09100	1.16100	8.66070	Yes	No
359	1.09100	1.16100	7.75180	Yes	No

Period	NetWAC	Effective NetWAC
325	7.53084	7.53084
326	6.80185	6.80185
327	7.02838	7.02838
328	6.80147	6.80147
329	7.02800	7.02800
330	6.80112	6.80112
331	6.80096	6.80096
332	7.02749	7.02749
333	6.80065	6.80065
334	7.02720	7.02720
335	6.80038	6.80038
336	6.80027	6.80027
337	7.26913	7.26913
338	6.80007	6.80007
339	7.02665	7.02665
340	6.79993	6.79993
341	7.02655	7.02655
342	6.79986	6.79986
343	6.79987	6.79987
344	7.02658	7.02658
345	6.79999	6.79999
346	7.02680	7.02680
347	6.80032	6.80032
348	6.80060	6.80060
349	7.52968	7.52968
350	6.80156	6.80156
351	7.02910	7.02910
352	6.80354	6.80354
353	7.03224	7.03224
354	6.80857	6.80857
355	6.81496	6.81496
356	7.06148	7.06148
357	7.44840	7.44840
358	8.66070	8.66070
359	7.50174	7.50174

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.09100	1.16100	6.25484	No	Yes
2	1.12800	1.19300	5.14868	No	Yes
3	1.13800	1.23300	5.18834	No	Yes
4	1.16800	1.28600	5.10251	No	Yes
5	1.19300	1.35100	5.12825	No	Yes
6	1.22900	1.43000	5.03359	No	Yes
7	1.28500	1.52400	4.97280	No	Yes
8	1.36500	1.62800	4.94784	No	Yes
9	1.45600	1.74100	4.79052	No	Yes
10	1.55300	1.86100	4.75426	No	Yes
11	1.66700	1.98700	4.56704	No	Yes
12	1.78800	2.11800	4.43950	No	Yes
13	1.90600	2.25200	4.55146	No	Yes
14	2.03600	2.38600	4.17801	No	Yes
15	2.17100	2.51800	4.12388	No	Yes
16	2.30200	2.64600	3.89788	No	Yes
17	2.44800	2.77000	3.84188	No	Yes
18	2.58700	2.88500	3.59815	No	Yes
19	2.70000	2.98400	3.47757	No	Yes
20	2.81800	3.06800	3.65213	No	Yes
21	2.93500	3.15100	4.69632	No	Yes
22	3.03400	3.23200	4.71502	No	Yes
23	3.13400	3.31300	4.49068	No	Yes
24	3.17000	3.39400	4.44131	No	Yes
25	3.20100	3.48300	4.76824	No	Yes
26	3.30900	3.58200	4.30904	No	Yes
27	3.41300	3.67500	4.54676	No	Yes
28	3.51400	3.76200	4.30331	No	Yes
29	3.60900	3.84300	4.33335	No	Yes
30	3.69900	3.91700	4.09071	No	Yes
31	3.78300	3.98300	3.99197	No	Yes
32	3.86100	4.04200	4.07484	No	Yes
33	3.93000	4.09600	4.52005	No	Yes
34	3.99200	4.14600	4.59414	No	Yes
35	4.04400	4.19400	4.37203	No	Yes
36	4.08800	4.24100	4.30848	No	Yes
37	4.13100	4.28900	4.71724	No	Yes
38	4.18000	4.33700	4.18500	No	Yes
39	4.22700	4.38500	4.59687	No	Yes
40	4.27500	4.43300	4.39991	No	Yes
41	4.32200	4.48100	4.52074	No	Yes
42	4.36900	4.53000	4.30604	No	Yes
43	4.41500	4.57900	4.25423	No	Yes
44	4.46200	4.62900	4.38453	No	Yes
45	4.51000	4.67900	4.34973	No	Yes
46	4.55800	4.73000	4.45897	No	Yes
47	4.60700	4.77900	4.22879	No	Yes
48	4.65700	4.82600	4.16564	No	Yes
49	4.71000	4.86900	4.44682	No	Yes
50	4.76100	4.90800	4.05117	No	Yes
51	4.80700	4.94100	4.30811	No	Yes
52	4.84700	4.96700	4.07806	No	Yes
53	4.88300	4.98800	4.20739	No	Yes
54	4.91200	5.00100	3.98446	No	Yes
55	4.93600	5.00800	3.94573	No	Yes
56	4.95300	5.01400	4.10137	No	Yes
57	4.96400	5.02500	3.93697	No	Yes
58	4.96700	5.04100	4.10103	No	Yes
59	4.96400	5.06500	3.90643	No	Yes
60	4.95300	5.09600	3.90167	No	Yes
61	4.96900	5.13600	4.41731	No	Yes
62	5.01600	5.17900	3.81693	No	Yes
63	5.06100	5.22100	4.03972	No	Yes
64	5.10500	5.26200	3.79544	No	Yes
65	5.14700	5.30000	3.92619	No	Yes
66	5.18700	5.33600	3.68192	No	Yes
67	5.22600	5.37000	3.62680	No	Yes
68	5.26200	5.40200	3.77815	No	Yes
69	5.29700	5.43200	3.63620	No	Yes
70	5.32900	5.45900	3.78227	No	Yes
71	5.36000	5.48400	3.54173	No	Yes
72	5.38800	5.50700	3.49835	No	Yes
73	5.41300	5.52700	4.04881	No	Yes
74	5.43700	5.54400	3.42556	No	Yes
75	5.45800	5.55900	3.64628	No	Yes
76	5.47600	5.57000	3.41442	No	Yes
77	5.49200	5.57900	3.58213	No	Yes
78	5.50400	5.58500	3.35494	No	Yes
79	5.51500	5.58700	3.34075	No	Yes
80	5.52200	5.58900	3.53265	No	Yes
81	5.52600	5.59300	3.34174	No	Yes

Period	NetWAC	Effective NetWAC
1	20.28804	20.28804
2	6.54435	6.54435
3	6.76228	6.76228
4	6.54390	6.54390
5	6.76176	6.76176
6	6.54335	6.54335
7	6.54302	6.54302
8	6.76076	6.76076
9	6.54228	6.54228
10	6.76004	6.76004
11	6.54177	6.54177
12	6.54168	6.54168
13	7.24261	7.24261
14	6.54185	6.54185
15	6.76019	6.76019
16	6.54250	6.54250
17	6.76111	6.76111
18	6.54365	6.54365
19	6.54442	6.54442
20	6.95379	6.95379
21	7.96849	7.96849
22	8.24348	8.24348
23	7.98011	7.98011
24	7.97516	7.97516
25	8.82415	8.82415
26	7.99764	7.99764
27	8.48279	8.48279
28	8.20608	8.20608
29	8.47475	8.47475
30	8.19521	8.19521
31	8.18901	8.18901
32	8.48433	8.48433
33	8.85892	8.85892
34	9.14742	9.14742
35	8.84351	8.84351
36	8.83382	8.83382
37	9.76954	9.76954
38	8.83171	8.83171
39	9.39494	9.39494
40	9.08235	9.08235
41	9.37415	9.37415
42	9.06047	9.06047
43	9.04914	9.04914
44	9.35629	9.35629
45	9.22539	9.22539
46	9.52161	9.52161
47	9.20267	9.20267
48	9.19018	9.19018
49	9.81060	9.81060
50	9.18056	9.18056
51	9.61307	9.61307
52	9.29066	9.29066
53	9.58694	9.58694
54	9.26423	9.26423
55	9.25075	9.25075
56	9.55103	9.55103
57	9.27128	9.27128
58	9.56640	9.56640
59	9.24413	9.24413
60	9.23028	9.23028
61	10.20387	10.20387
62	9.21106	9.21106
63	9.60133	9.60133
64	9.27805	9.27805
65	9.57279	9.57279
66	9.24945	9.24945
67	9.23490	9.23490
68	9.53921	9.53921
69	9.31503	9.31503
70	9.61064	9.61064
71	9.28575	9.28575
72	9.27050	9.27050
73	10.24689	10.24689
74	9.24686	9.24686
75	9.59813	9.59813
76	9.27332	9.27332
77	9.56645	9.56645
78	9.24222	9.24222
79	9.22659	9.22659
80	9.52015	9.52015
81	9.21208	9.21208

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
82	5.52700	5.59800	3.12467	Yes	Yes
83	5.52500	5.60600	2.92746	Yes	Yes
84	5.52000	5.61800	2.93168	Yes	Yes
85	5.52500	5.63300	3.52164	Yes	Yes
86	5.54200	5.64900	2.91410	Yes	Yes
87	5.55900	5.66600	3.12837	Yes	Yes
88	5.57500	5.68300	2.91555	Yes	Yes
89	5.59200	5.69900	3.10159	Yes	Yes
90	5.60800	5.71600	2.88838	Yes	Yes
91	5.62400	5.73200	2.87589	Yes	Yes
92	5.64000	5.74900	3.06988	Yes	Yes
93	5.65600	5.76500	2.89636	Yes	Yes
94	5.67200	5.78200	3.08818	Yes	Yes
95	5.68800	5.79800	2.87504	Yes	Yes
96	5.70400	5.81500	2.86494	Yes	Yes
97	5.72000	5.83200	3.26361	Yes	Yes
98	5.73700	5.84900	2.84969	Yes	Yes
99	5.75300	5.86600	3.08573	Yes	Yes
100	5.76900	5.88300	2.87303	Yes	Yes
101	5.78600	5.90000	3.07104	Yes	Yes
102	5.80200	5.91800	2.85828	Yes	Yes
103	5.81900	5.93600	2.85133	Yes	Yes
104	5.83600	5.95400	3.05596	Yes	Yes
105	5.85300	5.97200	2.88225	Yes	Yes
106	5.87100	5.99100	3.08231	Yes	Yes
107	5.88900	6.01000	2.87005	Yes	Yes
108	5.90700	6.02900	2.86510	Yes	Yes
109	5.92500	6.04900	3.47730	Yes	Yes
110	5.94400	6.06900	2.86125	Yes	Yes
111	5.96300	6.09000	3.10548	Yes	Yes
112	5.98200	6.11100	2.89908	Yes	Yes
113	6.00200	6.13300	3.10056	Yes	Yes
114	6.02300	6.15500	2.89448	Yes	Yes
115	6.04300	6.17800	2.89406	Yes	Yes
116	6.06500	6.19800	3.09793	Yes	Yes
117	6.08600	6.21200	2.93676	Yes	Yes
118	6.10900	6.22200	3.13822	Yes	Yes
119	6.13200	6.22500	2.93898	Yes	Yes
120	6.15500	6.22300	2.94154	Yes	Yes
121	6.16100	6.21600	3.55526	Yes	Yes
122	6.15000	6.20700	2.99312	Yes	Yes
123	6.14000	6.19800	3.21869	Yes	Yes
124	6.13000	6.19000	3.05834	Yes	Yes
125	6.12100	6.18300	3.28582	Yes	Yes
126	6.11300	6.17700	3.12959	Yes	Yes
127	6.10600	6.17200	3.16520	Yes	Yes
128	6.10000	6.16800	3.38658	Yes	Yes
129	6.09400	6.16600	3.22657	Yes	Yes
130	6.09000	6.16400	3.44641	Yes	Yes
131	6.08600	6.16300	3.30028	Yes	Yes
132	6.08400	6.16400	3.33772	Yes	Yes
133	6.08300	6.16600	3.91145	Yes	Yes
134	6.08300	6.17000	3.41486	Yes	Yes
135	6.08400	6.17500	3.63217	Yes	Yes
136	6.08700	6.18100	3.49567	Yes	Yes
137	6.09100	6.18900	3.70643	Yes	Yes
138	6.09600	6.19800	3.57523	Yes	Yes
139	6.10300	6.20900	3.61585	Yes	Yes
140	6.11200	6.22300	3.82391	Yes	Yes
141	6.12100	6.23900	3.71420	Yes	Yes
142	6.13300	6.25700	3.91949	Yes	Yes
143	6.14600	6.27700	3.80087	Yes	Yes
144	6.16100	6.29800	3.83865	Yes	Yes
145	6.18100	6.32000	4.18920	Yes	Yes
146	6.20500	6.34100	3.91170	Yes	Yes
147	6.22700	6.36200	4.10662	Yes	Yes
148	6.24900	6.38100	3.99547	Yes	Yes
149	6.27000	6.39900	4.19098	Yes	Yes
150	6.28900	6.41600	4.09070	Yes	Yes
151	6.30700	6.43100	4.14364	Yes	Yes
152	6.32400	6.44600	4.34336	Yes	Yes
153	6.34000	6.45900	4.26008	Yes	Yes
154	6.35500	6.47000	4.46188	Yes	Yes
155	6.36800	6.48100	4.39081	Yes	Yes
156	6.38000	6.49000	4.46130	Yes	Yes
157	6.39100	6.49700	4.92433	Yes	Yes
158	6.40000	6.50300	4.60943	Yes	Yes
159	6.40800	6.50700	4.81371	Yes	Yes
160	6.41500	6.51000	4.77270	Yes	Yes
161	6.42000	6.51200	4.97839	Yes	Yes
162	6.42300	6.51100	4.95225	Yes	Yes

Period	NetWAC	Effective NetWAC
82	9.50302	9.50302
83	9.18081	9.18081
84	9.16511	9.16511
85	10.12971	10.12971
86	9.13642	9.13642
87	9.45605	9.45605
88	9.13547	9.13547
89	9.42378	9.42378
90	9.10396	9.10396
91	9.08816	9.08816
92	9.37922	9.37922
93	9.10028	9.10028
94	9.38743	9.38743
95	9.06877	9.06877
96	9.05279	9.05279
97	9.66008	9.66008
98	9.02504	9.02504
99	9.34923	9.34923
100	9.03184	9.03184
101	9.31642	9.31642
102	8.99981	8.99981
103	8.98378	8.98378
104	9.27097	9.27097
105	8.99460	8.99460
106	9.27802	9.27802
107	8.96272	8.96272
108	8.94658	8.94658
109	9.88733	9.88733
110	8.91830	8.91830
111	9.24157	9.24157
112	8.92740	8.92740
113	9.20840	9.20840
114	8.89519	8.89519
115	8.87907	8.87907
116	9.16121	9.16121
117	8.88821	8.88821
118	9.16785	9.16785
119	8.85601	8.85601
120	8.83985	8.83985
121	9.76914	9.76914
122	8.80786	8.80786
123	9.08116	9.08116
124	8.77228	8.77228
125	9.04827	9.04827
126	8.74063	8.74063
127	8.72493	8.72493
128	8.99885	8.99885
129	8.68399	8.68399
130	8.95748	8.95748
131	8.65316	8.65316
132	8.63788	8.63788
133	9.54653	9.54653
134	8.60758	8.60758
135	8.88146	8.88146
136	8.57998	8.57998
137	8.85059	8.85059
138	8.55023	8.55023
139	8.53544	8.53544
140	8.80570	8.80570
141	8.51985	8.51985
142	8.78880	8.78880
143	8.49078	8.49078
144	8.47628	8.47628
145	9.04543	9.04543
146	8.44811	8.44811
147	8.71639	8.71639
148	8.42116	8.42116
149	8.68728	8.68728
150	8.39302	8.39302
151	8.37907	8.37907
152	8.64408	8.64408
153	8.35174	8.35174
154	8.61605	8.61605
155	8.32450	8.32450
156	8.31097	8.31097
157	9.18654	9.18654
158	8.28418	8.28418
159	8.54670	8.54670
160	8.25781	8.25781
161	8.51953	8.51953
162	8.23169	8.23169

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
163	6.42500	6.50900	5.04790	Yes	Yes
164	6.42600	6.50600	5.25485	Yes	Yes
165	6.42500	6.50100	5.25113	Yes	Yes
166	6.42200	6.49400	5.45901	Yes	Yes
167	6.41800	6.48500	5.47118	Yes	Yes
168	6.41200	6.47400	5.58748	Yes	Yes
169	6.40500	6.46200	5.96966	Yes	Yes
170	6.39500	6.44800	5.83267	Yes	Yes
171	6.38400	6.43200	6.03976	Yes	Yes
172	6.37100	6.41400	6.09468	Yes	Yes
173	6.35700	6.39400	6.30070	Yes	Yes
174	6.34000	6.37200	6.38359	Yes	Yes
175	6.32200	6.34800	6.53842	Yes	Yes
176	6.30200	6.32600	6.75025	Yes	Yes
177	6.27900	6.30800	6.85247	Yes	Yes
178	6.25500	6.29600	7.05104	Yes	Yes
179	6.22900	6.29000	7.16836	Yes	Yes
180	6.20100	6.28900	7.33137	Yes	Yes
181	6.19100	6.29400	7.57069	Yes	Yes
182	6.20000	6.30200	7.66343	Yes	Yes
183	6.20800	6.31000	7.84990	Yes	Yes
184	6.21600	6.31700	8.01595	Yes	Yes
185	6.22400	6.32400	8.20179	Yes	Yes
186	6.23200	6.33100	8.20838	Yes	No
187	6.23800	6.33700	8.19662	Yes	No
188	6.24500	6.34200	8.18495	Yes	No
189	6.25100	6.34700	8.17346	Yes	No
190	6.25700	6.35200	8.16200	Yes	No
191	6.26200	6.35600	8.15061	Yes	No
192	6.26700	6.36000	8.13930	Yes	No
193	6.27100	6.36300	8.12809	Yes	No
194	6.27500	6.36600	8.11698	Yes	No
195	6.27800	6.36800	8.10600	Yes	No
196	6.28100	6.37000	8.09508	Yes	No
197	6.28400	6.37100	8.08423	Yes	No
198	6.28600	6.37200	8.07348	Yes	No
199	6.28700	6.37200	8.06282	Yes	No
200	6.28800	6.37100	8.05225	Yes	No
201	6.28800	6.37000	8.04177	Yes	No
202	6.28800	6.36900	8.03138	Yes	No
203	6.28800	6.36700	8.02108	Yes	No
204	6.28600	6.36400	8.01087	Yes	No
205	6.28500	6.36100	8.00074	Yes	No
206	6.28200	6.35700	7.99071	Yes	No
207	6.28000	6.35300	7.98073	Yes	No
208	6.27600	6.34800	7.97085	Yes	No
209	6.27200	6.34200	7.96108	Yes	No
210	6.26800	6.33600	7.95140	Yes	No
211	6.26300	6.32900	7.94181	Yes	No
212	6.25700	6.32200	7.93229	Yes	No
213	6.25100	6.31400	7.92279	Yes	No
214	6.24400	6.30500	7.91343	Yes	No
215	6.23600	6.29600	7.90418	Yes	No
216	6.22800	6.28600	7.89501	Yes	No
217	6.21900	6.27500	7.88593	Yes	No
218	6.21000	6.26400	7.87693	Yes	No
219	6.20000	6.25200	7.86784	Yes	No
220	6.18900	6.23900	7.85897	Yes	No
221	6.17800	6.22600	7.85021	Yes	No
222	6.16500	6.21100	7.84155	Yes	No
223	6.15300	6.19700	7.83297	Yes	No
224	6.13900	6.18100	7.82386	Yes	No
225	6.12500	6.16500	7.80779	Yes	No
226	6.11100	6.14800	7.79947	Yes	No
227	6.09500	6.13000	7.79124	Yes	No
228	6.07900	6.11200	7.78314	Yes	No
229	6.06200	6.09300	7.77511	Yes	No
230	6.04400	6.07300	7.76635	Yes	No
231	6.02600	6.05200	7.74506	Yes	No
232	6.00700	6.03000	7.73732	Yes	No
233	5.98700	6.00800	7.72967	Yes	No
234	5.96700	5.98500	7.72216	Yes	No
235	5.94500	5.96100	7.71472	Yes	No
236	5.92300	5.93800	7.70588	Yes	No
237	5.90000	5.91900	7.68352	Yes	No
238	5.87700	5.90200	7.67623	Yes	No
239	5.85200	5.88900	7.66887	Yes	No
240	5.82700	5.87900	7.66165	Yes	No
241	5.81200	5.87300	7.65449	Yes	No
242	5.80800	5.86900	7.64662	Yes	No
243	5.80400	5.86400	7.63378	Yes	No

Period	NetWAC	Effective NetWAC
163	8.21876	8.21876
164	8.47945	8.47945
165	8.19315	8.19315
166	8.45317	8.45317
167	8.16790	8.16790
168	8.15541	8.15541
169	9.01546	9.01546
170	8.13066	8.13066
171	8.38890	8.38890
172	8.10612	8.10612
173	8.36386	8.36386
174	8.08263	8.08263
175	8.07236	8.07236
176	8.33083	8.33083
177	8.05003	8.05003
178	8.30585	8.30585
179	8.02581	8.02581
180	8.01379	8.01379
181	8.85921	8.85921
182	7.99002	7.99002
183	8.24422	8.24422
184	7.96664	7.96664
185	8.22024	8.22024
186	7.94360	7.94360
187	7.93221	7.93221
188	8.18495	8.18495
189	7.90980	7.90980
190	8.16200	8.16200
191	7.88768	7.88768
192	7.87675	7.87675
193	8.40837	8.40837
194	7.85514	7.85514
195	8.10600	8.10600
196	7.83395	7.83395
197	8.08423	8.08423
198	7.81305	7.81305
199	7.80273	7.80273
200	8.05225	8.05225
201	7.78236	7.78236
202	8.03138	8.03138
203	7.76233	7.76233
204	7.75245	7.75245
205	8.57222	8.57222
206	7.73294	7.73294
207	7.98073	7.98073
208	7.71373	7.71373
209	7.96108	7.96108
210	7.69490	7.69490
211	7.68562	7.68562
212	7.93229	7.93229
213	7.66722	7.66722
214	7.91343	7.91343
215	7.64921	7.64921
216	7.64034	7.64034
217	8.44921	8.44921
218	7.62283	7.62283
219	7.86784	7.86784
220	7.60546	7.60546
221	7.85021	7.85021
222	7.58860	7.58860
223	7.58029	7.58029
224	7.82386	7.82386
225	7.55593	7.55593
226	7.79947	7.79947
227	7.53991	7.53991
228	7.53207	7.53207
229	8.33048	8.33048
230	7.51583	7.51583
231	7.74506	7.74506
232	7.48773	7.48773
233	7.72967	7.72967
234	7.47306	7.47306
235	7.46586	7.46586
236	7.70588	7.70588
237	7.43567	7.43567
238	7.67623	7.67623
239	7.42149	7.42149
240	7.41450	7.41450
241	7.91844	7.91844
242	7.39996	7.39996
243	7.63378	7.63378

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
244	5.79900	5.86000	7.62687	Yes	No
245	5.79500	5.85500	7.62005	Yes	No
246	5.79100	5.85100	7.61332	Yes	No
247	5.78600	5.84600	7.60666	Yes	No
248	5.78200	5.84200	7.59977	Yes	No
249	5.77800	5.83700	7.59057	Yes	No
250	5.77300	5.83300	7.58411	Yes	No
251	5.76900	5.82800	7.57774	Yes	No
252	5.76400	5.82400	7.57144	Yes	No
253	5.76000	5.81900	7.56521	Yes	No
254	5.75600	5.81400	7.55876	Yes	No
255	5.75100	5.81000	7.55016	Yes	No
256	5.74600	5.80500	7.54413	Yes	No
257	5.74200	5.80000	7.53817	Yes	No
258	5.73700	5.79600	7.53229	Yes	No
259	5.73300	5.79100	7.52647	Yes	No
260	5.72800	5.78600	7.52045	Yes	No
261	5.72400	5.78200	7.51232	Yes	No
262	5.71900	5.77700	7.50669	Yes	No
263	5.71400	5.77200	7.50114	Yes	No
264	5.71000	5.76700	7.49565	Yes	No
265	5.70500	5.76300	7.49023	Yes	No
266	5.70100	5.75800	7.48461	Yes	No
267	5.69600	5.75300	7.47695	Yes	No
268	5.69100	5.74800	7.47170	Yes	No
269	5.68700	5.74400	7.46652	Yes	No
270	5.68200	5.73900	7.46141	Yes	No
271	5.67700	5.73400	7.45636	Yes	No
272	5.67300	5.72900	7.45113	Yes	No
273	5.66800	5.72500	7.44406	Yes	No
274	5.66400	5.72000	7.43918	Yes	No
275	5.65900	5.71500	7.43436	Yes	No
276	5.65400	5.71100	7.42960	Yes	No
277	5.65000	5.70600	7.42490	Yes	No
278	5.64500	5.70100	7.42004	Yes	No
279	5.64000	5.69600	7.41339	Yes	No
280	5.63600	5.69200	7.40885	Yes	No
281	5.63100	5.68700	7.40438	Yes	No
282	5.62700	5.68200	7.39996	Yes	No
283	5.62200	5.67800	7.39560	Yes	No
284	5.61800	5.67300	7.39108	Yes	No
285	5.61300	5.66900	7.38503	Yes	No
286	5.60900	5.66400	7.38082	Yes	No
287	5.60400	5.65900	7.37667	Yes	No
288	5.60000	5.65500	7.37257	Yes	No
289	5.59500	5.65000	7.36852	Yes	No
290	5.59100	5.64600	7.36434	Yes	No
291	5.58600	5.64100	7.35866	Yes	No
292	5.58200	5.63700	7.35476	Yes	No
293	5.57800	5.63300	7.35091	Yes	No
294	5.57300	5.62800	7.34712	Yes	No
295	5.56900	5.62400	7.34338	Yes	No
296	5.56500	5.62000	7.33951	Yes	No
297	5.56000	5.61500	7.33435	Yes	No
298	5.55600	5.61100	7.33072	Yes	No
299	5.55200	5.60700	7.32706	Yes	No
300	5.54800	5.60300	7.32345	Yes	No
301	5.54400	5.59900	7.31988	Yes	No
302	5.53900	5.59400	7.31620	Yes	No
303	5.53500	5.59000	7.31136	Yes	No
304	5.53100	5.58600	7.30792	Yes	No
305	5.52700	5.58200	7.30453	Yes	No
306	5.52300	5.57800	7.30118	Yes	No
307	5.51900	5.57400	7.29788	Yes	No
308	5.51600	5.57100	7.29448	Yes	No
309	5.51200	5.56700	7.29009	Yes	No
310	5.50800	5.56300	7.28691	Yes	No
311	5.50400	5.55900	7.28377	Yes	No
312	5.50000	5.55600	7.28067	Yes	No
313	5.49700	5.55200	7.27761	Yes	No
314	5.49300	5.54800	7.27447	Yes	No
315	5.49000	5.54500	7.27045	Yes	No
316	5.48600	5.54100	7.26751	Yes	No
317	5.48300	5.53800	7.26461	Yes	No
318	5.47900	5.53500	7.26175	Yes	No
319	5.47600	5.53100	7.25893	Yes	No
320	5.47200	5.52800	7.25605	Yes	No
321	5.46900	5.52500	7.25243	Yes	No
322	5.46600	5.52200	7.24972	Yes	No
323	5.46300	5.51900	7.24705	Yes	No
324	5.46000	5.51600	7.24443	Yes	No

Period	NetWAC	Effective NetWAC
244	7.38084	7.38084
245	7.62005	7.62005
246	7.36773	7.36773
247	7.36128	7.36128
248	7.59977	7.59977
249	7.34571	7.34571
250	7.58411	7.58411
251	7.33329	7.33329
252	7.32720	7.32720
253	8.10558	8.10558
254	7.31493	7.31493
255	7.55016	7.55016
256	7.30077	7.30077
257	7.53817	7.53817
258	7.28931	7.28931
259	7.28368	7.28368
260	7.52045	7.52045
261	7.26999	7.26999
262	7.50669	7.50669
263	7.25917	7.25917
264	7.25386	7.25386
265	8.02524	8.02524
266	7.24317	7.24317
267	7.47695	7.47695
268	7.23068	7.23068
269	7.46652	7.46652
270	7.22072	7.22072
271	7.21583	7.21583
272	7.45113	7.45113
273	7.20393	7.20393
274	7.43918	7.43918
275	7.19454	7.19454
276	7.18994	7.18994
277	7.95525	7.95525
278	7.18069	7.18069
279	7.41339	7.41339
280	7.16986	7.16986
281	7.40438	7.40438
282	7.16125	7.16125
283	7.15703	7.15703
284	7.39108	7.39108
285	7.14680	7.14680
286	7.38082	7.38082
287	7.13871	7.13871
288	7.13474	7.13474
289	7.62261	7.62261
290	7.12678	7.12678
291	7.35866	7.35866
292	7.11751	7.11751
293	7.35091	7.35091
294	7.11012	7.11012
295	7.10649	7.10649
296	7.33951	7.33951
297	7.09776	7.09776
298	7.33072	7.33072
299	7.09070	7.09070
300	7.08721	7.08721
301	7.84273	7.84273
302	7.08019	7.08019
303	7.31136	7.31136
304	7.07218	7.07218
305	7.30453	7.30453
306	7.06566	7.06566
307	7.06246	7.06246
308	7.29448	7.29448
309	7.05493	7.05493
310	7.28691	7.28691
311	7.04881	7.04881
312	7.04581	7.04581
313	7.79744	7.79744
314	7.03981	7.03981
315	7.27045	7.27045
316	7.03307	7.03307
317	7.26461	7.26461
318	7.02750	7.02750
319	7.02477	7.02477
320	7.25605	7.25605
321	7.01848	7.01848
322	7.24972	7.24972
323	7.01328	7.01328
324	7.01074	7.01074

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
325	5.45700	5.51300	7.24184	Yes	No
326	5.45400	5.51000	7.23922	Yes	No
327	5.45100	5.50700	7.23597	Yes	No
328	5.44800	5.50400	7.23350	Yes	No
329	5.44500	5.50200	7.23107	Yes	No
330	5.44300	5.49900	7.22868	Yes	No
331	5.44000	5.49600	7.22634	Yes	No
332	5.43700	5.49400	7.22397	Yes	No
333	5.43500	5.49200	7.22113	Yes	No
334	5.43200	5.48900	7.21892	Yes	No
335	5.43000	5.48700	7.21676	Yes	No
336	5.42800	5.48500	7.21464	Yes	No
337	5.42500	5.48300	7.21258	Yes	No
338	5.42300	5.48100	7.21052	Yes	No
339	5.42100	5.47900	7.20810	Yes	No
340	5.41900	5.47700	7.20622	Yes	No
341	5.41700	5.47500	7.20440	Yes	No
342	5.41500	5.47300	7.20267	Yes	No
343	5.41400	5.47200	7.20103	Yes	No
344	5.41200	5.47000	7.19946	Yes	No
345	5.41000	5.46900	7.19771	Yes	No
346	5.40900	5.46700	7.19645	Yes	No
347	5.40700	5.46600	7.19538	Yes	No
348	5.40600	5.46500	7.19455	Yes	No
349	5.40500	5.46400	7.19405	Yes	No
350	5.40300	5.46300	7.19397	Yes	No
351	5.40200	5.46200	7.19435	Yes	No
352	5.40100	5.46100	7.19599	Yes	No
353	5.40000	5.46000	7.19942	Yes	No
354	5.39900	5.46000	7.20634	Yes	No
355	5.39900	5.45900	7.22182	Yes	No
356	5.39800	5.45900	7.26980	Yes	No
357	5.39700	5.45800	8.78357	Yes	No
358	5.39700	5.45800	9.73785	Yes	No
359	5.39700	5.45800	12.04880	Yes	No
360	5.39600	5.45800	0.00000	Yes	No
361	5.39600	5.45800	0.00000	Yes	No
362	5.39600	5.45800	0.00000	Yes	No
363	5.39600	5.45800	0.00000	Yes	No

Period	NetWAC	Effective NetWAC
325	7.75912	7.75912
326	7.00569	7.00569
327	7.23597	7.23597
328	7.00016	7.00016
329	7.23107	7.23107
330	6.99550	6.99550
331	6.99323	6.99323
332	7.22397	7.22397
333	6.98819	6.98819
334	7.21892	7.21892
335	6.98396	6.98396
336	6.98191	6.98191
337	7.46129	7.46129
338	6.97792	6.97792
339	7.20810	7.20810
340	6.97376	6.97376
341	7.20440	7.20440
342	6.97033	6.97033
343	6.96874	6.96874
344	7.19946	7.19946
345	6.96552	6.96552
346	7.19645	7.19645
347	6.96327	6.96327
348	6.96247	6.96247
349	7.70791	7.70791
350	6.96191	6.96191
351	7.19435	7.19435
352	6.96386	6.96386
353	7.19942	7.19942
354	6.97388	6.97388
355	6.98886	6.98886
356	7.26980	7.26980
357	8.50023	8.50023
358	9.73785	9.73785
359	11.66013	11.66013
360	0.00000	0.00000
361	0.00000	0.00000
362	0.00000	0.00000
363	0.00000	0.00000

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.09100	1.16100	6.25484	No	Yes
2	1.12800	1.19300	5.14868	No	Yes
3	1.13800	1.23300	5.18834	No	Yes
4	1.16800	1.28600	5.10251	No	Yes
5	1.19300	1.35100	5.12825	No	Yes
6	1.22900	1.43000	5.03359	No	Yes
7	1.28500	1.52400	4.97280	No	Yes
8	1.36500	1.62800	4.94784	No	Yes
9	1.45600	1.74100	4.79052	No	Yes
10	1.55300	1.86100	4.75426	No	Yes
11	1.66700	1.98700	4.56704	No	Yes
12	1.78800	2.11800	4.43950	No	Yes
13	1.90600	2.25200	4.55146	No	Yes
14	2.03600	2.38600	4.17801	No	Yes
15	2.17100	2.51800	4.12388	No	Yes
16	2.30200	2.64600	3.89788	No	Yes
17	2.44800	2.77000	3.84188	No	Yes
18	2.58700	2.88500	3.59815	No	Yes
19	2.70000	2.98400	3.47757	No	Yes
20	2.81800	3.06800	3.65213	No	Yes
21	2.93500	3.15100	4.69632	No	Yes
22	3.03400	3.23200	4.71502	No	Yes
23	3.13400	3.31300	4.49068	No	Yes
24	3.17000	3.39400	4.44131	No	Yes
25	3.20100	3.48300	4.76824	No	Yes
26	3.30900	3.58200	4.30904	No	Yes
27	3.41300	3.67500	4.54676	No	Yes
28	3.51400	3.76200	4.30331	No	Yes
29	3.60900	3.84300	4.33335	No	Yes
30	3.69900	3.91700	4.09071	No	Yes
31	3.78300	3.98300	3.99197	No	Yes
32	3.86100	4.04200	4.07484	No	Yes
33	3.93000	4.09600	4.52005	No	Yes
34	3.99200	4.14600	4.59414	No	Yes
35	4.04400	4.19400	4.37203	No	Yes
36	4.08800	4.24100	4.30848	No	Yes
37	4.13100	4.28900	4.71724	No	Yes
38	4.18000	4.33700	4.18500	No	Yes
39	4.22700	4.38500	4.59687	No	Yes
40	4.27500	4.43300	4.39991	No	Yes
41	4.32200	4.48100	4.52074	No	Yes
42	4.36900	4.53000	4.30604	No	Yes
43	4.41500	4.57900	4.25423	No	Yes
44	4.46200	4.62900	4.38453	No	Yes
45	4.51000	4.67900	4.34973	No	Yes
46	4.55800	4.73000	4.45897	No	Yes
47	4.60700	4.77900	4.22879	No	Yes
48	4.65700	4.82600	4.16564	No	Yes
49	4.71000	4.86900	4.44682	No	Yes
50	4.76100	4.90800	4.05117	No	Yes
51	4.80700	4.94100	4.30811	No	Yes
52	4.84700	4.96700	4.07806	No	Yes
53	4.88300	4.98800	4.20739	No	Yes
54	4.91200	5.00100	3.98446	No	Yes
55	4.93600	5.00800	3.94573	No	Yes
56	4.95300	5.01400	4.10137	No	Yes
57	4.96400	5.02500	3.93697	No	Yes
58	4.96700	5.04100	4.10103	No	Yes
59	4.96400	5.06500	3.90643	No	Yes
60	4.95300	5.09600	3.90167	No	Yes
61	4.96900	5.13600	4.41731	No	Yes
62	5.01600	5.17900	3.81693	No	Yes
63	5.06100	5.22100	4.03972	No	Yes
64	5.10500	5.26200	3.79544	No	Yes
65	5.14700	5.30000	3.92619	No	Yes
66	5.18700	5.33600	3.68192	No	Yes
67	5.22600	5.37000	3.62680	No	Yes
68	5.26200	5.40200	3.77815	No	Yes
69	5.29700	5.43200	3.63620	No	Yes
70	5.32900	5.45900	3.78227	No	Yes
71	5.36000	5.48400	3.54173	No	Yes
72	5.38800	5.50700	3.49835	No	Yes
73	5.41300	5.52700	4.04881	No	Yes
74	5.43700	5.54400	3.42556	No	Yes
75	5.45800	5.55900	3.64628	No	Yes
76	5.47600	5.57000	3.41442	No	Yes
77	5.49200	5.57900	3.58213	No	Yes
78	5.50400	5.58500	3.35494	No	Yes
79	5.51500	5.58700	3.34075	No	Yes
80	5.52200	5.58900	3.53265	No	Yes
81	5.52600	5.59300	3.34174	No	Yes

Period	NetWAC	Effective NetWAC
1	20.28804	20.28804
2	6.54435	6.54435
3	6.76228	6.76228
4	6.54390	6.54390
5	6.76176	6.76176
6	6.54335	6.54335
7	6.54302	6.54302
8	6.76076	6.76076
9	6.54228	6.54228
10	6.76004	6.76004
11	6.54177	6.54177
12	6.54168	6.54168
13	7.24261	7.24261
14	6.54185	6.54185
15	6.76019	6.76019
16	6.54250	6.54250
17	6.76111	6.76111
18	6.54365	6.54365
19	6.54442	6.54442
20	6.95379	6.95379
21	7.96849	7.96849
22	8.24348	8.24348
23	7.98011	7.98011
24	7.97516	7.97516
25	8.82415	8.82415
26	7.99764	7.99764
27	8.48279	8.48279
28	8.20608	8.20608
29	8.47475	8.47475
30	8.19521	8.19521
31	8.18901	8.18901
32	8.48433	8.48433
33	8.85892	8.85892
34	9.14742	9.14742
35	8.84351	8.84351
36	8.83382	8.83382
37	9.76954	9.76954
38	8.83171	8.83171
39	9.39494	9.39494
40	9.08235	9.08235
41	9.37415	9.37415
42	9.06047	9.06047
43	9.04914	9.04914
44	9.35629	9.35629
45	9.22539	9.22539
46	9.52161	9.52161
47	9.20267	9.20267
48	9.19018	9.19018
49	9.81060	9.81060
50	9.18056	9.18056
51	9.61307	9.61307
52	9.29066	9.29066
53	9.58694	9.58694
54	9.26423	9.26423
55	9.25075	9.25075
56	9.55103	9.55103
57	9.27128	9.27128
58	9.56640	9.56640
59	9.24413	9.24413
60	9.23028	9.23028
61	10.20387	10.20387
62	9.21106	9.21106
63	9.60133	9.60133
64	9.27805	9.27805
65	9.57279	9.57279
66	9.24945	9.24945
67	9.23490	9.23490
68	9.53921	9.53921
69	9.31503	9.31503
70	9.61064	9.61064
71	9.28575	9.28575
72	9.27050	9.27050
73	10.24689	10.24689
74	9.24686	9.24686
75	9.59813	9.59813
76	9.27332	9.27332
77	9.56645	9.56645
78	9.24222	9.24222
79	9.22659	9.22659
80	9.52015	9.52015
81	9.21208	9.21208

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
82	5.52700	5.59800	3.12467	Yes	Yes
83	5.52500	5.60600	2.92746	Yes	Yes
84	5.52000	5.61800	2.93168	Yes	Yes
85	5.52500	5.63300	3.52164	Yes	Yes
86	5.54200	5.64900	2.91410	Yes	Yes
87	5.55900	5.66600	3.12837	Yes	Yes
88	5.57500	5.68300	2.91555	Yes	Yes
89	5.59200	5.69900	3.10159	Yes	Yes
90	5.60800	5.71600	2.88838	Yes	Yes
91	5.62400	5.73200	2.87589	Yes	Yes
92	5.64000	5.74900	3.06988	Yes	Yes
93	5.65600	5.76500	2.89636	Yes	Yes
94	5.67200	5.78200	3.08818	Yes	Yes
95	5.68800	5.79800	2.87504	Yes	Yes
96	5.70400	5.81500	2.86494	Yes	Yes
97	5.72000	5.83200	3.26361	Yes	Yes
98	5.73700	5.84900	2.84969	Yes	Yes
99	5.75300	5.86600	3.08573	Yes	Yes
100	5.76900	5.88300	2.87303	Yes	Yes
101	5.78600	5.90000	3.07104	Yes	Yes
102	5.80200	5.91800	2.85828	Yes	Yes
103	5.81900	5.93600	2.85133	Yes	Yes
104	5.83600	5.95400	3.05596	Yes	Yes
105	5.85300	5.97200	2.88225	Yes	Yes
106	5.87100	5.99100	3.08231	Yes	Yes
107	5.88900	6.01000	2.87005	Yes	Yes
108	5.90700	6.02900	2.86510	Yes	Yes
109	5.92500	6.04900	3.47730	Yes	Yes
110	5.94400	6.06900	2.86125	Yes	Yes
111	5.96300	6.09000	3.10548	Yes	Yes
112	5.98200	6.11100	2.89908	Yes	Yes
113	6.00200	6.13300	3.10056	Yes	Yes
114	6.02300	6.15500	2.89448	Yes	Yes
115	6.04300	6.17800	2.89406	Yes	Yes
116	6.06500	6.19800	3.09793	Yes	Yes
117	6.08600	6.21200	2.93676	Yes	Yes
118	6.10900	6.22200	3.13822	Yes	Yes
119	6.13200	6.22500	2.93898	Yes	Yes
120	6.15500	6.22300	2.94154	Yes	Yes
121	6.16100	6.21600	3.55526	Yes	Yes
122	6.15000	6.20700	2.99312	Yes	Yes
123	6.14000	6.19800	3.21869	Yes	Yes
124	6.13000	6.19000	3.05834	Yes	Yes
125	6.12100	6.18300	3.28582	Yes	Yes
126	6.11300	6.17700	3.12959	Yes	Yes
127	6.10600	6.17200	3.16520	Yes	Yes
128	6.10000	6.16800	3.38658	Yes	Yes
129	6.09400	6.16600	3.22657	Yes	Yes
130	6.09000	6.16400	3.44641	Yes	Yes
131	6.08600	6.16300	3.30028	Yes	Yes
132	6.08400	6.16400	3.33772	Yes	Yes
133	6.08300	6.16600	3.91145	Yes	Yes
134	6.08300	6.17000	3.41486	Yes	Yes
135	6.08400	6.17500	3.63217	Yes	Yes
136	6.08700	6.18100	3.49567	Yes	Yes
137	6.09100	6.18900	3.70643	Yes	Yes
138	6.09600	6.19800	3.57523	Yes	Yes
139	6.10300	6.20900	3.61585	Yes	Yes
140	6.11200	6.22300	3.82391	Yes	Yes
141	6.12100	6.23900	3.71420	Yes	Yes
142	6.13300	6.25700	3.91949	Yes	Yes
143	6.14600	6.27700	3.80087	Yes	Yes
144	6.16100	6.29800	3.83865	Yes	Yes
145	6.18100	6.32000	4.18920	Yes	Yes
146	6.20500	6.34100	3.91170	Yes	Yes
147	6.22700	6.36200	4.10662	Yes	Yes
148	6.24900	6.38100	3.99547	Yes	Yes
149	6.27000	6.39900	4.19098	Yes	Yes
150	6.28900	6.41600	4.09070	Yes	Yes
151	6.30700	6.43100	4.14364	Yes	Yes
152	6.32400	6.44600	4.34336	Yes	Yes
153	6.34000	6.45900	4.26008	Yes	Yes
154	6.35500	6.47000	4.46188	Yes	Yes
155	6.36800	6.48100	4.39081	Yes	Yes
156	6.38000	6.49000	4.46130	Yes	Yes
157	6.39100	6.49700	4.92433	Yes	Yes
158	6.40000	6.50300	4.60943	Yes	Yes
159	6.40800	6.50700	4.81371	Yes	Yes
160	6.41500	6.51000	4.77270	Yes	Yes
161	6.42000	6.51200	4.97839	Yes	Yes
162	6.42300	6.51100	4.95225	Yes	Yes

Period	NetWAC	Effective NetWAC
82	9.50302	9.50302
83	9.18081	9.18081
84	9.16511	9.16511
85	10.12971	10.12971
86	9.13642	9.13642
87	9.45605	9.45605
88	9.13547	9.13547
89	9.42378	9.42378
90	9.10396	9.10396
91	9.08816	9.08816
92	9.37922	9.37922
93	9.10028	9.10028
94	9.38743	9.38743
95	9.06877	9.06877
96	9.05279	9.05279
97	9.66008	9.66008
98	9.02504	9.02504
99	9.34923	9.34923
100	9.03184	9.03184
101	9.31642	9.31642
102	8.99981	8.99981
103	8.98378	8.98378
104	9.27097	9.27097
105	8.99460	8.99460
106	9.27802	9.27802
107	8.96272	8.96272
108	8.94658	8.94658
109	9.88733	9.88733
110	8.91830	8.91830
111	9.24157	9.24157
112	8.92740	8.92740
113	9.20840	9.20840
114	8.89519	8.89519
115	8.87907	8.87907
116	9.16121	9.16121
117	8.88821	8.88821
118	9.16785	9.16785
119	8.85601	8.85601
120	8.83985	8.83985
121	9.76914	9.76914
122	8.80786	8.80786
123	9.08116	9.08116
124	8.77228	8.77228
125	9.04827	9.04827
126	8.74063	8.74063
127	8.72493	8.72493
128	8.99885	8.99885
129	8.68399	8.68399
130	8.95748	8.95748
131	8.65316	8.65316
132	8.63788	8.63788
133	9.54653	9.54653
134	8.60758	8.60758
135	8.88146	8.88146
136	8.57998	8.57998
137	8.85059	8.85059
138	8.55023	8.55023
139	8.53544	8.53544
140	8.80570	8.80570
141	8.51985	8.51985
142	8.78880	8.78880
143	8.49078	8.49078
144	8.47628	8.47628
145	9.04543	9.04543
146	8.44811	8.44811
147	8.71639	8.71639
148	8.42116	8.42116
149	8.68728	8.68728
150	8.39302	8.39302
151	8.37907	8.37907
152	8.64408	8.64408
153	8.35174	8.35174
154	8.61605	8.61605
155	8.32450	8.32450
156	8.31097	8.31097
157	9.18654	9.18654
158	8.28418	8.28418
159	8.54670	8.54670
160	8.25781	8.25781
161	8.51953	8.51953
162	8.23169	8.23169

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
163	6.42500	6.50900	5.04790	Yes	Yes
164	6.42600	6.50600	5.25485	Yes	Yes
165	6.42500	6.50100	5.25113	Yes	Yes
166	6.42200	6.49400	5.45901	Yes	Yes
167	6.41800	6.48500	5.47118	Yes	Yes
168	6.41200	6.47400	5.58748	Yes	Yes
169	6.40500	6.46200	5.96966	Yes	Yes
170	6.39500	6.44800	5.83267	Yes	Yes
171	6.38400	6.43200	6.03976	Yes	Yes
172	6.37100	6.41400	6.09468	Yes	Yes
173	6.35700	6.39400	6.30070	Yes	Yes
174	6.34000	6.37200	6.38359	Yes	Yes
175	6.32200	6.34800	6.53842	Yes	Yes
176	6.30200	6.32600	6.75025	Yes	Yes
177	6.27900	6.30800	6.85247	Yes	Yes
178	6.25500	6.29600	7.05104	Yes	Yes
179	6.22900	6.29000	7.16836	Yes	Yes
180	6.20100	6.28900	7.33137	Yes	Yes
181	6.19100	6.29400	7.57069	Yes	Yes
182	6.20000	6.30200	7.66343	Yes	Yes
183	6.20800	6.31000	7.84990	Yes	Yes
184	6.21600	6.31700	8.01595	Yes	Yes
185	6.22400	6.32400	8.20179	Yes	Yes
186	6.23200	6.33100	8.20838	Yes	No
187	6.23800	6.33700	8.19662	Yes	No
188	6.24500	6.34200	8.18495	Yes	No
189	6.25100	6.34700	8.17346	Yes	No
190	6.25700	6.35200	8.16200	Yes	No
191	6.26200	6.35600	8.15061	Yes	No
192	6.26700	6.36000	8.13930	Yes	No
193	6.27100	6.36300	8.12809	Yes	No
194	6.27500	6.36600	8.11698	Yes	No
195	6.27800	6.36800	8.10600	Yes	No
196	6.28100	6.37000	8.09508	Yes	No
197	6.28400	6.37100	8.08423	Yes	No
198	6.28600	6.37200	8.07348	Yes	No
199	6.28700	6.37200	8.06282	Yes	No
200	6.28800	6.37100	8.05225	Yes	No
201	6.28800	6.37000	8.04177	Yes	No
202	6.28800	6.36900	8.03138	Yes	No
203	6.28800	6.36700	8.02108	Yes	No
204	6.28600	6.36400	8.01087	Yes	No
205	6.28500	6.36100	8.00074	Yes	No
206	6.28200	6.35700	7.99071	Yes	No
207	6.28000	6.35300	7.98073	Yes	No
208	6.27600	6.34800	7.97085	Yes	No
209	6.27200	6.34200	7.96108	Yes	No
210	6.26800	6.33600	7.95140	Yes	No
211	6.26300	6.32900	7.94181	Yes	No
212	6.25700	6.32200	7.93229	Yes	No
213	6.25100	6.31400	7.92279	Yes	No
214	6.24400	6.30500	7.91343	Yes	No
215	6.23600	6.29600	7.90418	Yes	No
216	6.22800	6.28600	7.89501	Yes	No
217	6.21900	6.27500	7.88593	Yes	No
218	6.21000	6.26400	7.87693	Yes	No
219	6.20000	6.25200	7.86784	Yes	No
220	6.18900	6.23900	7.85897	Yes	No
221	6.17800	6.22600	7.85021	Yes	No
222	6.16500	6.21100	7.84155	Yes	No
223	6.15300	6.19700	7.83297	Yes	No
224	6.13900	6.18100	7.82386	Yes	No
225	6.12500	6.16500	7.80779	Yes	No
226	6.11100	6.14800	7.79947	Yes	No
227	6.09500	6.13000	7.79124	Yes	No
228	6.07900	6.11200	7.78314	Yes	No
229	6.06200	6.09300	7.77511	Yes	No
230	6.04400	6.07300	7.76635	Yes	No
231	6.02600	6.05200	7.74506	Yes	No
232	6.00700	6.03000	7.73732	Yes	No
233	5.98700	6.00800	7.72967	Yes	No
234	5.96700	5.98500	7.72216	Yes	No
235	5.94500	5.96100	7.71472	Yes	No
236	5.92300	5.93800	7.70588	Yes	No
237	5.90000	5.91900	7.68352	Yes	No
238	5.87700	5.90200	7.67623	Yes	No
239	5.85200	5.88900	7.66887	Yes	No
240	5.82700	5.87900	7.66165	Yes	No
241	5.81200	5.87300	7.65449	Yes	No
242	5.80800	5.86900	7.64662	Yes	No
243	5.80400	5.86400	7.63378	Yes	No

Period	NetWAC	Effective NetWAC
163	8.21876	8.21876
164	8.47945	8.47945
165	8.19315	8.19315
166	8.45317	8.45317
167	8.16790	8.16790
168	8.15541	8.15541
169	9.01546	9.01546
170	8.13066	8.13066
171	8.38890	8.38890
172	8.10612	8.10612
173	8.36386	8.36386
174	8.08263	8.08263
175	8.07236	8.07236
176	8.33083	8.33083
177	8.05003	8.05003
178	8.30585	8.30585
179	8.02581	8.02581
180	8.01379	8.01379
181	8.85921	8.85921
182	7.99002	7.99002
183	8.24422	8.24422
184	7.96664	7.96664
185	8.22024	8.22024
186	7.94360	7.94360
187	7.93221	7.93221
188	8.18495	8.18495
189	7.90980	7.90980
190	8.16200	8.16200
191	7.88768	7.88768
192	7.87675	7.87675
193	8.40837	8.40837
194	7.85514	7.85514
195	8.10600	8.10600
196	7.83395	7.83395
197	8.08423	8.08423
198	7.81305	7.81305
199	7.80273	7.80273
200	8.05225	8.05225
201	7.78236	7.78236
202	8.03138	8.03138
203	7.76233	7.76233
204	7.75245	7.75245
205	8.57222	8.57222
206	7.73294	7.73294
207	7.98073	7.98073
208	7.71373	7.71373
209	7.96108	7.96108
210	7.69490	7.69490
211	7.68562	7.68562
212	7.93229	7.93229
213	7.66722	7.66722
214	7.91343	7.91343
215	7.64921	7.64921
216	7.64034	7.64034
217	8.44921	8.44921
218	7.62283	7.62283
219	7.86784	7.86784
220	7.60546	7.60546
221	7.85021	7.85021
222	7.58860	7.58860
223	7.58029	7.58029
224	7.82386	7.82386
225	7.55593	7.55593
226	7.79947	7.79947
227	7.53991	7.53991
228	7.53207	7.53207
229	8.33048	8.33048
230	7.51583	7.51583
231	7.74506	7.74506
232	7.48773	7.48773
233	7.72967	7.72967
234	7.47306	7.47306
235	7.46586	7.46586
236	7.70588	7.70588
237	7.43567	7.43567
238	7.67623	7.67623
239	7.42149	7.42149
240	7.41450	7.41450
241	7.91844	7.91844
242	7.39996	7.39996
243	7.63378	7.63378

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
244	5.79900	5.86000	7.62687	Yes	No
245	5.79500	5.85500	7.62005	Yes	No
246	5.79100	5.85100	7.61332	Yes	No
247	5.78600	5.84600	7.60666	Yes	No
248	5.78200	5.84200	7.59977	Yes	No
249	5.77800	5.83700	7.59057	Yes	No
250	5.77300	5.83300	7.58411	Yes	No
251	5.76900	5.82800	7.57774	Yes	No
252	5.76400	5.82400	7.57144	Yes	No
253	5.76000	5.81900	7.56521	Yes	No
254	5.75600	5.81400	7.55876	Yes	No
255	5.75100	5.81000	7.55016	Yes	No
256	5.74600	5.80500	7.54413	Yes	No
257	5.74200	5.80000	7.53817	Yes	No
258	5.73700	5.79600	7.53229	Yes	No
259	5.73300	5.79100	7.52647	Yes	No
260	5.72800	5.78600	7.52045	Yes	No
261	5.72400	5.78200	7.51232	Yes	No
262	5.71900	5.77700	7.50669	Yes	No
263	5.71400	5.77200	7.50114	Yes	No
264	5.71000	5.76700	7.49565	Yes	No
265	5.70500	5.76300	7.49023	Yes	No
266	5.70100	5.75800	7.48461	Yes	No
267	5.69600	5.75300	7.47695	Yes	No
268	5.69100	5.74800	7.47170	Yes	No
269	5.68700	5.74400	7.46652	Yes	No
270	5.68200	5.73900	7.46141	Yes	No
271	5.67700	5.73400	7.45636	Yes	No
272	5.67300	5.72900	7.45113	Yes	No
273	5.66800	5.72500	7.44406	Yes	No
274	5.66400	5.72000	7.43918	Yes	No
275	5.65900	5.71500	7.43436	Yes	No
276	5.65400	5.71100	7.42960	Yes	No
277	5.65000	5.70600	7.42490	Yes	No
278	5.64500	5.70100	7.42004	Yes	No
279	5.64000	5.69600	7.41339	Yes	No
280	5.63600	5.69200	7.40885	Yes	No
281	5.63100	5.68700	7.40438	Yes	No
282	5.62700	5.68200	7.39996	Yes	No
283	5.62200	5.67800	7.39560	Yes	No
284	5.61800	5.67300	7.39108	Yes	No
285	5.61300	5.66900	7.38503	Yes	No
286	5.60900	5.66400	7.38082	Yes	No
287	5.60400	5.65900	7.37667	Yes	No
288	5.60000	5.65500	7.37257	Yes	No
289	5.59500	5.65000	7.36852	Yes	No
290	5.59100	5.64600	7.36434	Yes	No
291	5.58600	5.64100	7.35866	Yes	No
292	5.58200	5.63700	7.35476	Yes	No
293	5.57800	5.63300	7.35091	Yes	No
294	5.57300	5.62800	7.34712	Yes	No
295	5.56900	5.62400	7.34338	Yes	No
296	5.56500	5.62000	7.33951	Yes	No
297	5.56000	5.61500	7.33435	Yes	No
298	5.55600	5.61100	7.33072	Yes	No
299	5.55200	5.60700	7.32706	Yes	No
300	5.54800	5.60300	7.32345	Yes	No
301	5.54400	5.59900	7.31988	Yes	No
302	5.53900	5.59400	7.31620	Yes	No
303	5.53500	5.59000	7.31136	Yes	No
304	5.53100	5.58600	7.30792	Yes	No
305	5.52700	5.58200	7.30453	Yes	No
306	5.52300	5.57800	7.30118	Yes	No
307	5.51900	5.57400	7.29788	Yes	No
308	5.51600	5.57100	7.29448	Yes	No
309	5.51200	5.56700	7.29009	Yes	No
310	5.50800	5.56300	7.28691	Yes	No
311	5.50400	5.55900	7.28377	Yes	No
312	5.50000	5.55600	7.28067	Yes	No
313	5.49700	5.55200	7.27761	Yes	No
314	5.49300	5.54800	7.27447	Yes	No
315	5.49000	5.54500	7.27045	Yes	No
316	5.48600	5.54100	7.26751	Yes	No
317	5.48300	5.53800	7.26461	Yes	No
318	5.47900	5.53500	7.26175	Yes	No
319	5.47600	5.53100	7.25893	Yes	No
320	5.47200	5.52800	7.25605	Yes	No
321	5.46900	5.52500	7.25243	Yes	No
322	5.46600	5.52200	7.24972	Yes	No
323	5.46300	5.51900	7.24705	Yes	No
324	5.46000	5.51600	7.24443	Yes	No

Period	NetWAC	Effective NetWAC
244	7.38084	7.38084
245	7.62005	7.62005
246	7.36773	7.36773
247	7.36128	7.36128
248	7.59977	7.59977
249	7.34571	7.34571
250	7.58411	7.58411
251	7.33329	7.33329
252	7.32720	7.32720
253	8.10558	8.10558
254	7.31493	7.31493
255	7.55016	7.55016
256	7.30077	7.30077
257	7.53817	7.53817
258	7.28931	7.28931
259	7.28368	7.28368
260	7.52045	7.52045
261	7.26999	7.26999
262	7.50669	7.50669
263	7.25917	7.25917
264	7.25386	7.25386
265	8.02524	8.02524
266	7.24317	7.24317
267	7.47695	7.47695
268	7.23068	7.23068
269	7.46652	7.46652
270	7.22072	7.22072
271	7.21583	7.21583
272	7.45113	7.45113
273	7.20393	7.20393
274	7.43918	7.43918
275	7.19454	7.19454
276	7.18994	7.18994
277	7.95525	7.95525
278	7.18069	7.18069
279	7.41339	7.41339
280	7.16986	7.16986
281	7.40438	7.40438
282	7.16125	7.16125
283	7.15703	7.15703
284	7.39108	7.39108
285	7.14680	7.14680
286	7.38082	7.38082
287	7.13871	7.13871
288	7.13474	7.13474
289	7.62261	7.62261
290	7.12678	7.12678
291	7.35866	7.35866
292	7.11751	7.11751
293	7.35091	7.35091
294	7.11012	7.11012
295	7.10649	7.10649
296	7.33951	7.33951
297	7.09776	7.09776
298	7.33072	7.33072
299	7.09070	7.09070
300	7.08721	7.08721
301	7.84273	7.84273
302	7.08019	7.08019
303	7.31136	7.31136
304	7.07218	7.07218
305	7.30453	7.30453
306	7.06566	7.06566
307	7.06246	7.06246
308	7.29448	7.29448
309	7.05493	7.05493
310	7.28691	7.28691
311	7.04881	7.04881
312	7.04581	7.04581
313	7.79744	7.79744
314	7.03981	7.03981
315	7.27045	7.27045
316	7.03307	7.03307
317	7.26461	7.26461
318	7.02750	7.02750
319	7.02477	7.02477
320	7.25605	7.25605
321	7.01848	7.01848
322	7.24972	7.24972
323	7.01328	7.01328
324	7.01074	7.01074

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
325	5.45700	5.51300	7.24184	Yes	No
326	5.45400	5.51000	7.23922	Yes	No
327	5.45100	5.50700	7.23597	Yes	No
328	5.44800	5.50400	7.23350	Yes	No
329	5.44500	5.50200	7.23107	Yes	No
330	5.44300	5.49900	7.22868	Yes	No
331	5.44000	5.49600	7.22634	Yes	No
332	5.43700	5.49400	7.22397	Yes	No
333	5.43500	5.49200	7.22113	Yes	No
334	5.43200	5.48900	7.21892	Yes	No
335	5.43000	5.48700	7.21676	Yes	No
336	5.42800	5.48500	7.21464	Yes	No
337	5.42500	5.48300	7.21258	Yes	No
338	5.42300	5.48100	7.21052	Yes	No
339	5.42100	5.47900	7.20810	Yes	No
340	5.41900	5.47700	7.20622	Yes	No
341	5.41700	5.47500	7.20440	Yes	No
342	5.41500	5.47300	7.20267	Yes	No
343	5.41400	5.47200	7.20103	Yes	No
344	5.41200	5.47000	7.19946	Yes	No
345	5.41000	5.46900	7.19771	Yes	No
346	5.40900	5.46700	7.19645	Yes	No
347	5.40700	5.46600	7.19538	Yes	No
348	5.40600	5.46500	7.19455	Yes	No
349	5.40500	5.46400	7.19405	Yes	No
350	5.40300	5.46300	7.19397	Yes	No
351	5.40200	5.46200	7.19435	Yes	No
352	5.40100	5.46100	7.19599	Yes	No
353	5.40000	5.46000	7.19942	Yes	No
354	5.39900	5.46000	7.20634	Yes	No
355	5.39900	5.45900	7.22182	Yes	No
356	5.39800	5.45900	7.26980	Yes	No
357	5.39700	5.45800	8.78357	Yes	No
358	5.39700	5.45800	9.73785	Yes	No
359	5.39700	5.45800	12.04880	Yes	No
360	5.39600	5.45800	0.00000	Yes	No
361	5.39600	5.45800	0.00000	Yes	No
362	5.39600	5.45800	0.00000	Yes	No
363	5.39600	5.45800	0.00000	Yes	No

Period	NetWAC	Effective NetWAC
325	7.75912	7.75912
326	7.00569	7.00569
327	7.23597	7.23597
328	7.00016	7.00016
329	7.23107	7.23107
330	6.99550	6.99550
331	6.99323	6.99323
332	7.22397	7.22397
333	6.98819	6.98819
334	7.21892	7.21892
335	6.98396	6.98396
336	6.98191	6.98191
337	7.46129	7.46129
338	6.97792	6.97792
339	7.20810	7.20810
340	6.97376	6.97376
341	7.20440	7.20440
342	6.97033	6.97033
343	6.96874	6.96874
344	7.19946	7.19946
345	6.96552	6.96552
346	7.19645	7.19645
347	6.96327	6.96327
348	6.96247	6.96247
349	7.70791	7.70791
350	6.96191	6.96191
351	7.19435	7.19435
352	6.96386	6.96386
353	7.19942	7.19942
354	6.97388	6.97388
355	6.98886	6.98886
356	7.26980	7.26980
357	8.50023	8.50023
358	9.73785	9.73785
359	11.66013	11.66013
360	0.00000	0.00000
361	0.00000	0.00000
362	0.00000	0.00000
363	0.00000	0.00000

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Equifirst Mortgage Loan Trust 2004-1
Severity 40.00%

		1st $ loss
Class M-1	AA	23.24% Cum Def 58.09% Cum Loss
Class M-2	A+	20.70% Cum Def 51.75% Cum Loss
Class M-3	A	18.37% Cum Def 45.94% Cum Loss
Class M-4	A-	16.72% Cum Def 41.80% Cum Loss
Class M-5	BBB+	15.36% Cum Def 38.39% Cum Loss
Class M-6	BBB	14.04% Cum Def 35.11% Cum Loss
Class M-7	BBB-	12.63% Cum Def 31.58% Cum Loss

1) Use BBB Fitch NIM prepay Curves (inclusive of Default Curve)
2) Use BBB Default Curve
3) Keep the backed into Base Case Vol Cpr constant for all runs
4) Increase the Default Curve until first $ of Loss
5) Use Forward Libor Curve
6) Use specified severities
7) Run to Call (Assume Par takeout on Loans at Call)
8) Show Cum Default and Cum Loss on the output
9) Run a DLQ vector which basically takes the $ of Default and assume it was DLQ 9 months earlier for DL

_Q values on triggers

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Equifirst 04-1 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
					1.09100	1.16100
1	8.00000	6.40000	6.40000	0.00000	1.12800	1.19300
2	10.25000	8.20000	8.20000	0.00000	1.13800	1.23300
3	12.50000	10.00000	10.00000	0.00000	1.16800	1.28600
4	14.75000	11.80000	11.80000	0.00000	1.19300	1.35100
5	17.00000	13.60000	13.60000	0.00000	1.22900	1.43000
6	19.25000	15.40000	15.40000	0.00000	1.28500	1.52400
7	21.50000	17.20000	17.20000	0.00000	1.36500	1.62800
8	23.75000	19.00000	19.00000	0.00000	1.45600	1.74100
9	26.00000	20.80000	20.80000	0.00000	1.55300	1.86100
10	28.25000	22.60000	22.60000	0.00000	1.66700	1.98700
11	30.50000	24.40000	24.40000	0.00000	1.78800	2.11800
12	32.75000	26.20000	26.20000	0.00000	1.90600	2.25200
13	35.00000	28.00000	28.00000	0.20833	2.03600	2.38600
14	34.78947	28.00000	28.00000	0.41667	2.17100	2.51800
15	34.57895	28.00000	28.00000	0.62500	2.30200	2.64600
16	34.36842	23.72499	28.00000	0.83333	2.44800	2.77000
17	29.82649	23.59912	23.64825	1.04167	2.58700	2.88500
18	29.44079	23.46942	23.51992	1.25000	2.70000	2.98400
19	29.04912	23.33577	23.38767	1.25000	2.81800	3.06800
20	28.65133	23.19803	23.25137	1.25000	2.93500	3.15100
21	28.24726	23.68559	23.11090	1.25000	3.03400	3.23200
22	27.83673	44.04604	22.96612	1.25000	3.13400	3.31300
23	27.41960	60.56494	22.81688	1.25000	3.17000	3.39400
24	26.99568	61.54938	22.66305	1.25000	3.20100	3.48300
25	26.56480	76.94388	22.50447	1.38889	3.30900	3.58200
26	26.12679	52.43229	22.34098	1.52778	3.41300	3.67500
27	25.68148	49.17849	22.17242	1.66667	3.51400	3.76200
28	25.22867	49.77381	21.99863	1.80556	3.60900	3.84300
29	24.76819	53.28527	21.81942	1.94444	3.69900	3.91700
30	24.29986	46.90275	21.63462	2.08333	3.78300	3.98300
31	23.82348	42.14254	21.44404	2.08333	3.86100	4.04200
32	23.33886	39.95939	21.24749	2.08333	3.93000	4.09600
33	23.07838	41.46909	21.68935	2.08333	3.99200	4.14600
34	22.80857	36.89306	42.49826	2.08333	4.04400	4.19400
35	17.94540	38.15100	57.17800	2.08333	4.08800	4.24100
36	17.48711	36.04154	57.93238	2.08333	4.13100	4.28900

RBS Greenwich Capital

Equifirst 04-1 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
37	17.01142	32.79005	74.45989	2.08333	4.18000	4.33700
38	16.51757	29.17852	46.91405	2.08333	4.22700	4.38500
39	16.00478	18.53443	42.86144	2.08333	4.27500	4.43300
40	15.47223	17.28611	43.07191	2.08333	4.32200	4.48100
41	14.91905	15.96104	46.54433	2.08333	4.36900	4.53000
42	14.34432	14.55457	38.70084	2.08333	4.41500	4.57900
43	13.74709	13.05970	32.64090	2.08333	4.46200	4.62900
44	13.12634	11.46976	29.50128	2.08333	4.51000	4.67900
45	12.48101	9.77746	30.62051	2.08333	4.55800	4.73000
46	11.80997	7.97483	30.45923	2.08333	4.60700	4.77900
47	11.11204	6.05313	31.42556	2.08333	4.65700	4.82600
48	10.38598	4.00458	28.63226	2.08333	4.71000	4.86900
49	9.63045	0.00000	24.52017	2.01389	4.76100	4.90800
50	8.84407	0.00000	19.94971	1.94444	4.80700	4.94100
51	8.02536	0.00000	7.41125	1.87500	4.84700	4.96700
52	7.17277	0.00000	5.45199	1.80556	4.88300	4.98800
53	6.28465	0.00000	3.36103	1.73611	4.91200	5.00100
54	5.35926	0.00000	1.12756	1.66667	4.93600	5.00800
55	4.39475	0.00000	0.00000	1.66667	4.95300	5.01400
56	3.38916	0.00000	0.00000	1.66667	4.96400	5.02500
57	2.34041	0.00000	0.00000	1.66667	4.96700	5.04100
58	1.24631	29.67123	0.00000	1.66667	4.96400	5.06500
59	26.55227	29.24656	34.54135	1.66667	4.95300	5.09600
60	26.40309	28.80157	34.19575	1.66667	4.96900	5.13600
61	26.24872	25.32178	30.91781	1.59722	5.01600	5.17900
62	26.08896	24.85671	30.55292	1.52778	5.06100	5.22100
63	25.92362	24.37064	30.17057	1.45833	5.10500	5.26200
64	25.75248	23.86253	29.76983	1.38889	5.14700	5.30000
65	25.57534	23.33123	29.34973	1.31944	5.18700	5.33600
66	25.39196	22.77573	28.90923	1.25000	5.22600	5.37000
67	25.20212	22.19461	28.44735	1.18056	5.26200	5.40200
68	25.00556	21.58651	27.96280	1.11111	5.29700	5.43200
69	24.80202	20.95002	27.45435	1.04167	5.32900	5.45900
70	24.59126	20.28362	26.92066	0.97222	5.36000	5.48400
71	24.37297	19.58569	26.36032	0.90278	5.38800	5.50700
72	24.14688	18.85491	25.77183	0.83333	5.41300	5.52700
73	23.91269	18.08911	22.01868	0.76389	5.43700	5.54400

RBS Greenwich Capital

Equifirst 04-1 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
74	23.67007	17.28632	21.40193	0.69444	5.45800	5.55900
75	23.41870	16.44449	20.75629	0.62500	5.47600	5.57000
76	23.15824	36.40000	20.08023	0.55556	5.49200	5.57900
77	31.00000	36.40000	36.40000	0.48611	5.50400	5.58500
78	31.00000	36.40000	36.40000	0.41667	5.51500	5.58700
79	31.00000	36.40000	36.40000	0.34722	5.52200	5.58900
80	31.00000	36.40000	36.40000	0.27778	5.52600	5.59300
81	31.00000	36.40000	36.40000	0.20833	5.52700	5.59800
82	31.00000	36.40000	36.40000	0.13889	5.52500	5.60600
83	31.00000	36.40000	36.40000	0.06944	5.52000	5.61800
84	31.00000	36.40000	36.40000	0.00000	5.52500	5.63300
85	31.00000	36.40000	36.40000	0.00000	5.54200	5.64900
86	31.00000	36.40000	36.40000	0.00000	5.55900	5.66600
87	31.00000	36.40000	36.40000	0.00000	5.57500	5.68300
88	31.00000	36.40000	36.40000	0.00000	5.59200	5.69900
89	31.00000	36.40000	36.40000	0.00000	5.60800	5.71600
90	31.00000	36.40000	36.40000	0.00000	5.62400	5.73200
91	31.00000	36.40000	36.40000	0.00000	5.64000	5.74900
92	31.00000	36.40000	36.40000	0.00000	5.65600	5.76500
93	31.00000	36.40000	36.40000	0.00000	5.67200	5.78200
94	31.00000	36.40000	36.40000	0.00000	5.68800	5.79800
95	31.00000	36.40000	36.40000	0.00000	5.70400	5.81500
96	31.00000	36.40000	36.40000	0.00000	5.72000	5.83200
97	31.00000	36.40000	36.40000	0.00000	5.73700	5.84900
98	31.00000	36.40000	36.40000	0.00000	5.75300	5.86600
99	31.00000	36.40000	36.40000	0.00000	5.76900	5.88300
100	31.00000	36.40000	36.40000	0.00000	5.78600	5.90000
101	31.00000	36.40000	36.40000	0.00000	5.80200	5.91800
102	31.00000	36.40000	36.40000	0.00000	5.81900	5.93600
103	31.00000	36.40000	36.40000	0.00000	5.83600	5.95400
104	31.00000	36.40000	36.40000	0.00000	5.85300	5.97200
105	31.00000	36.40000	36.40000	0.00000	5.87100	5.99100
106	31.00000	36.40000	36.40000	0.00000	5.88900	6.01000
107	31.00000	36.40000	36.40000	0.00000	5.90700	6.02900
108	31.00000	36.40000	36.40000	0.00000	5.92500	6.04900
109	31.00000	36.40000	36.40000	0.00000	5.94400	6.06900
110	31.00000	36.40000	36.40000	0.00000	5.96300	6.09000

RBS Greenwich Capital

Equifirst 04-1 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
111	31.00000	36.40000	36.40000	0.00000	5.98200	6.11100
112	31.00000	36.40000	36.40000	0.00000	6.00200	6.13300
113	31.00000	36.40000	36.40000	0.00000	6.02300	6.15500
114	31.00000	36.40000	36.40000	0.00000	6.04300	6.17800
115	31.00000	36.40000	36.40000	0.00000	6.06500	6.19800
116	31.00000	36.40000	36.40000	0.00000	6.08600	6.21200
117	31.00000	36.40000	36.40000	0.00000	6.10900	6.22200
118	31.00000	36.40000	36.40000	0.00000	6.13200	6.22500
119	31.00000	36.40000	36.40000	0.00000	6.15500	6.22300
120	31.00000	36.40000	36.40000	0.00000	6.16100	6.21600
121	31.00000	36.40000	36.40000	0.00000	6.15000	6.20700
122	31.00000	36.40000	36.40000	0.00000	6.14000	6.19800
123	31.00000	36.40000	36.40000	0.00000	6.13000	6.19000
124	31.00000	36.40000	36.40000	0.00000	6.12100	6.18300
125	31.00000	36.40000	36.40000	0.00000	6.11300	6.17700
126	31.00000	36.40000	36.40000	0.00000	6.10600	6.17200
127	31.00000	36.40000	36.40000	0.00000	6.10000	6.16800
128	31.00000	36.40000	36.40000	0.00000	6.09400	6.16600
129	31.00000	36.40000	36.40000	0.00000	6.09000	6.16400
130	31.00000	36.40000	36.40000	0.00000	6.08600	6.16300
131	31.00000	36.40000	36.40000	0.00000	6.08400	6.16400
132	31.00000	36.40000	36.40000	0.00000	6.08300	6.16600
133	31.00000	36.40000	36.40000	0.00000	6.08300	6.17000
134	31.00000	36.40000	36.40000	0.00000	6.08400	6.17500
135	31.00000	36.40000	36.40000	0.00000	6.08700	6.18100
136	31.00000	36.40000	36.40000	0.00000	6.09100	6.18900
137	31.00000	36.40000	36.40000	0.00000	6.09600	6.19800
138	31.00000	36.40000	36.40000	0.00000	6.10300	6.20900
139	31.00000	36.40000	36.40000	0.00000	6.11200	6.22300
140	31.00000	36.40000	36.40000	0.00000	6.12100	6.23900
141	31.00000	36.40000	36.40000	0.00000	6.13300	6.25700
142	31.00000	36.40000	36.40000	0.00000	6.14600	6.27700
143	31.00000	36.40000	36.40000	0.00000	6.16100	6.29800
144	31.00000	36.40000	36.40000	0.00000	6.18100	6.32000
145	31.00000	36.40000	36.40000	0.00000	6.20500	6.34100
146	31.00000	36.40000	36.40000	0.00000	6.22700	6.36200
147	31.00000	36.40000	36.40000	0.00000	6.24900	6.38100

RBS Greenwich Capital

Equifirst 04-1 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
148	31.00000	36.40000	36.40000	0.00000	6.27000	6.39900
149	31.00000	36.40000	36.40000	0.00000	6.28900	6.41600
150	31.00000	36.40000	36.40000	0.00000	6.30700	6.43100
151	31.00000	36.40000	36.40000	0.00000	6.32400	6.44600
152	31.00000	36.40000	36.40000	0.00000	6.34000	6.45900
153	31.00000	36.40000	36.40000	0.00000	6.35500	6.47000
154	31.00000	36.40000	36.40000	0.00000	6.36800	6.48100
155	31.00000	36.40000	36.40000	0.00000	6.38000	6.49000
156	31.00000	36.40000	36.40000	0.00000	6.39100	6.49700
157	31.00000	36.40000	36.40000	0.00000	6.40000	6.50300
158	31.00000	36.40000	36.40000	0.00000	6.40800	6.50700
159	31.00000	36.40000	36.40000	0.00000	6.41500	6.51000
160	31.00000	36.40000	36.40000	0.00000	6.42000	6.51200
161	31.00000	36.40000	36.40000	0.00000	6.42300	6.51100
162	31.00000	36.40000	36.40000	0.00000	6.42500	6.50900
163	31.00000	36.40000	36.40000	0.00000	6.42600	6.50600
164	31.00000	36.40000	36.40000	0.00000	6.42500	6.50100
165	31.00000	36.40000	36.40000	0.00000	6.42200	6.49400
166	31.00000	36.40000	36.40000	0.00000	6.41800	6.48500
167	31.00000	36.40000	36.40000	0.00000	6.41200	6.47400
168	31.00000	36.40000	36.40000	0.00000	6.40500	6.46200
169	31.00000	36.40000	36.40000	0.00000	6.39500	6.44800
170	31.00000	36.40000	36.40000	0.00000	6.38400	6.43200
171	31.00000	36.40000	36.40000	0.00000	6.37100	6.41400
172	31.00000	36.40000	36.40000	0.00000	6.35700	6.39400
173	31.00000	36.40000	36.40000	0.00000	6.34000	6.37200
174	31.00000	36.40000	36.40000	0.00000	6.32200	6.34800
175	31.00000	36.40000	36.40000	0.00000	6.30200	6.32600
176	31.00000	36.40000	36.40000	0.00000	6.27900	6.30800
177	31.00000	36.40000	36.40000	0.00000	6.25500	6.29600
178	31.00000	36.40000	36.40000	0.00000	6.22900	6.29000
179	31.00000	36.40000	36.40000	0.00000	6.20100	6.28900
180	31.00000	36.40000	36.40000	0.00000	6.19100	6.29400
181	31.00000	36.40000	36.40000	0.00000	6.20000	6.30200
182	31.00000	36.40000	36.40000	0.00000	6.20800	6.31000
183	31.00000	36.40000	36.40000	0.00000	6.21600	6.31700
184	31.00000	36.40000	36.40000	0.00000	6.22400	6.32400

RBS Greenwich Capital

Equifirst 04-1 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
185	31.00000	36.40000	36.40000	0.00000	6.23200	6.33100
186	31.00000	36.40000	36.40000	0.00000	6.23800	6.33700
187	31.00000	36.40000	36.40000	0.00000	6.24500	6.34200
188	31.00000	36.40000	36.40000	0.00000	6.25100	6.34700
189	31.00000	36.40000	36.40000	0.00000	6.25700	6.35200
190	31.00000	36.40000	36.40000	0.00000	6.26200	6.35600
191	31.00000	36.40000	36.40000	0.00000	6.26700	6.36000
192	31.00000	36.40000	36.40000	0.00000	6.27100	6.36300
193	31.00000	36.40000	36.40000	0.00000	6.27500	6.36600
194	31.00000	36.40000	36.40000	0.00000	6.27800	6.36800
195	31.00000	36.40000	36.40000	0.00000	6.28100	6.37000
196	31.00000	36.40000	36.40000	0.00000	6.28400	6.37100
197	31.00000	36.40000	36.40000	0.00000	6.28600	6.37200
198	31.00000	36.40000	36.40000	0.00000	6.28700	6.37200
199	31.00000	36.40000	36.40000	0.00000	6.28800	6.37100
200	31.00000	36.40000	36.40000	0.00000	6.28800	6.37000
201	31.00000	36.40000	36.40000	0.00000	6.28800	6.36900
202	31.00000	36.40000	36.40000	0.00000	6.28800	6.36700
203	31.00000	36.40000	36.40000	0.00000	6.28600	6.36400
204	31.00000	36.40000	36.40000	0.00000	6.28500	6.36100
205	31.00000	36.40000	36.40000	0.00000	6.28200	6.35700
206	31.00000	36.40000	36.40000	0.00000	6.28000	6.35300
207	31.00000	36.40000	36.40000	0.00000	6.27600	6.34800
208	31.00000	36.40000	36.40000	0.00000	6.27200	6.34200
209	31.00000	36.40000	36.40000	0.00000	6.26800	6.33600
210	31.00000	36.40000	36.40000	0.00000	6.26300	6.32900
211	31.00000	36.40000	36.40000	0.00000	6.25700	6.32200
212	31.00000	36.40000	36.40000	0.00000	6.25100	6.31400
213	31.00000	36.40000	36.40000	0.00000	6.24400	6.30500
214	31.00000	36.40000	36.40000	0.00000	6.23600	6.29600
215	31.00000	36.40000	36.40000	0.00000	6.22800	6.28600
216	31.00000	36.40000	36.40000	0.00000	6.21900	6.27500
217	31.00000	36.40000	36.40000	0.00000	6.21000	6.26400
218	31.00000	36.40000	36.40000	0.00000	6.20000	6.25200
219	31.00000	36.40000	36.40000	0.00000	6.18900	6.23900
220	31.00000	36.40000	36.40000	0.00000	6.17800	6.22600
221	31.00000	36.40000	36.40000	0.00000	6.16500	6.21100

RBS Greenwich Capital

Equifirst 04-1 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
222	31.00000	36.40000	36.40000	0.00000	6.15300	6.19700
223	31.00000	36.40000	36.40000	0.00000	6.13900	6.18100
224	31.00000	36.40000	36.40000	0.00000	6.12500	6.16500
225	31.00000	36.40000	36.40000	0.00000	6.11100	6.14800
226	31.00000	36.40000	36.40000	0.00000	6.09500	6.13000
227	31.00000	36.40000	36.40000	0.00000	6.07900	6.11200
228	31.00000	36.40000	36.40000	0.00000	6.06200	6.09300
229	31.00000	36.40000	36.40000	0.00000	6.04400	6.07300
230	31.00000	36.40000	36.40000	0.00000	6.02600	6.05200
231	31.00000	36.40000	36.40000	0.00000	6.00700	6.03000
232	31.00000	36.40000	36.40000	0.00000	5.98700	6.00800
233	31.00000	36.40000	36.40000	0.00000	5.96700	5.98500
234	31.00000	36.40000	36.40000	0.00000	5.94500	5.96100
235	31.00000	36.40000	36.40000	0.00000	5.92300	5.93800
236	31.00000	36.40000	36.40000	0.00000	5.90000	5.91900
237	31.00000	36.40000	36.40000	0.00000	5.87700	5.90200
238	31.00000	36.40000	36.40000	0.00000	5.85200	5.88900
239	31.00000	36.40000	36.40000	0.00000	5.82700	5.87900
240	31.00000	36.40000	36.40000	0.00000	5.81200	5.87300
241	31.00000	36.40000	36.40000	0.00000	5.80800	5.86900
242	31.00000	36.40000	36.40000	0.00000	5.80400	5.86400
243	31.00000	36.40000	36.40000	0.00000	5.79900	5.86000
244	31.00000	36.40000	36.40000	0.00000	5.79500	5.85500
245	31.00000	36.40000	36.40000	0.00000	5.79100	5.85100
246	31.00000	36.40000	36.40000	0.00000	5.78600	5.84600
247	31.00000	36.40000	36.40000	0.00000	5.78200	5.84200
248	31.00000	36.40000	36.40000	0.00000	5.77800	5.83700
249	31.00000	36.40000	36.40000	0.00000	5.77300	5.83300
250	31.00000	36.40000	36.40000	0.00000	5.76900	5.82800
251	31.00000	36.40000	36.40000	0.00000	5.76400	5.82400
252	31.00000	36.40000	36.40000	0.00000	5.76000	5.81900
253	31.00000	36.40000	36.40000	0.00000	5.75600	5.81400
254	31.00000	36.40000	36.40000	0.00000	5.75100	5.81000
255	31.00000	36.40000	36.40000	0.00000	5.74600	5.80500
256	31.00000	36.40000	36.40000	0.00000	5.74200	5.80000
257	31.00000	36.40000	36.40000	0.00000	5.73700	5.79600
258	31.00000	36.40000	36.40000	0.00000	5.73300	5.79100

RBS Greenwich Capital

Equifirst 04-1 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
259	31.00000	36.40000	36.40000	0.00000	5.72800	5.78600
260	31.00000	36.40000	36.40000	0.00000	5.72400	5.78200
261	31.00000	36.40000	36.40000	0.00000	5.71900	5.77700
262	31.00000	36.40000	36.40000	0.00000	5.71400	5.77200
263	31.00000	36.40000	36.40000	0.00000	5.71000	5.76700
264	31.00000	36.40000	36.40000	0.00000	5.70500	5.76300
265	31.00000	36.40000	36.40000	0.00000	5.70100	5.75800
266	31.00000	36.40000	36.40000	0.00000	5.69600	5.75300
267	31.00000	36.40000	36.40000	0.00000	5.69100	5.74800
268	31.00000	36.40000	36.40000	0.00000	5.68700	5.74400
269	31.00000	36.40000	36.40000	0.00000	5.68200	5.73900
270	31.00000	36.40000	36.40000	0.00000	5.67700	5.73400
271	31.00000	36.40000	36.40000	0.00000	5.67300	5.72900
272	31.00000	36.40000	36.40000	0.00000	5.66800	5.72500
273	31.00000	36.40000	36.40000	0.00000	5.66400	5.72000
274	31.00000	36.40000	36.40000	0.00000	5.65900	5.71500
275	31.00000	36.40000	36.40000	0.00000	5.65400	5.71100
276	31.00000	36.40000	36.40000	0.00000	5.65000	5.70600
277	31.00000	36.40000	36.40000	0.00000	5.64500	5.70100
278	31.00000	36.40000	36.40000	0.00000	5.64000	5.69600
279	31.00000	36.40000	36.40000	0.00000	5.63600	5.69200
280	31.00000	36.40000	36.40000	0.00000	5.63100	5.68700
281	31.00000	36.40000	36.40000	0.00000	5.62700	5.68200
282	31.00000	36.40000	36.40000	0.00000	5.62200	5.67800
283	31.00000	36.40000	36.40000	0.00000	5.61800	5.67300
284	31.00000	36.40000	36.40000	0.00000	5.61300	5.66900
285	31.00000	36.40000	36.40000	0.00000	5.60900	5.66400
286	31.00000	36.40000	36.40000	0.00000	5.60400	5.65900
287	31.00000	36.40000	36.40000	0.00000	5.60000	5.65500
288	31.00000	36.40000	36.40000	0.00000	5.59500	5.65000
289	31.00000	36.40000	36.40000	0.00000	5.59100	5.64600
290	31.00000	36.40000	36.40000	0.00000	5.58600	5.64100
291	31.00000	36.40000	36.40000	0.00000	5.58200	5.63700
292	31.00000	36.40000	36.40000	0.00000	5.57800	5.63300
293	31.00000	36.40000	36.40000	0.00000	5.57300	5.62800
294	31.00000	36.40000	36.40000	0.00000	5.56900	5.62400
295	31.00000	36.40000	36.40000	0.00000	5.56500	5.62000

RBS Greenwich Capital

Equifirst 04-1 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
296	31.00000	36.40000	36.40000	0.00000	5.56000	5.61500
297	31.00000	36.40000	36.40000	0.00000	5.55600	5.61100
298	31.00000	36.40000	36.40000	0.00000	5.55200	5.60700
299	31.00000	36.40000	36.40000	0.00000	5.54800	5.60300
300	31.00000	36.40000	36.40000	0.00000	5.54400	5.59900
301	31.00000	36.40000	36.40000	0.00000	5.53900	5.59400
302	31.00000	36.40000	36.40000	0.00000	5.53500	5.59000
303	31.00000	36.40000	36.40000	0.00000	5.53100	5.58600
304	31.00000	36.40000	36.40000	0.00000	5.52700	5.58200
305	31.00000	36.40000	36.40000	0.00000	5.52300	5.57800
306	31.00000	36.40000	36.40000	0.00000	5.51900	5.57400
307	31.00000	36.40000	36.40000	0.00000	5.51600	5.57100
308	31.00000	36.40000	36.40000	0.00000	5.51200	5.56700
309	31.00000	36.40000	36.40000	0.00000	5.50800	5.56300
310	31.00000	36.40000	36.40000	0.00000	5.50400	5.55900
311	31.00000	36.40000	36.40000	0.00000	5.50000	5.55600
312	31.00000	36.40000	36.40000	0.00000	5.49700	5.55200
313	31.00000	36.40000	36.40000	0.00000	5.49300	5.54800
314	31.00000	36.40000	36.40000	0.00000	5.49000	5.54500
315	31.00000	36.40000	36.40000	0.00000	5.48600	5.54100
316	31.00000	36.40000	36.40000	0.00000	5.48300	5.53800
317	31.00000	36.40000	36.40000	0.00000	5.47900	5.53500
318	31.00000	36.40000	36.40000	0.00000	5.47600	5.53100
319	31.00000	36.40000	36.40000	0.00000	5.47200	5.52800
320	31.00000	36.40000	36.40000	0.00000	5.46900	5.52500
321	31.00000	36.40000	36.40000	0.00000	5.46600	5.52200
322	31.00000	36.40000	36.40000	0.00000	5.46300	5.51900
323	31.00000	36.40000	36.40000	0.00000	5.46000	5.51600
324	31.00000	36.40000	36.40000	0.00000	5.45700	5.51300
325	31.00000	36.40000	36.40000	0.00000	5.45400	5.51000
326	31.00000	36.40000	36.40000	0.00000	5.45100	5.50700
327	31.00000	36.40000	36.40000	0.00000	5.44800	5.50400
328	31.00000	36.40000	36.40000	0.00000	5.44500	5.50200
329	31.00000	36.40000	36.40000	0.00000	5.44300	5.49900
330	31.00000	36.40000	36.40000	0.00000	5.44000	5.49600
331	31.00000	36.40000	36.40000	0.00000	5.43700	5.49400
332	31.00000	36.40000	36.40000	0.00000	5.43500	5.49200

RBS Greenwich Capital

Equifirst 04-1 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
333	31.00000	36.40000	36.40000	0.00000	5.43200	5.48900
334	31.00000	36.40000	36.40000	0.00000	5.43000	5.48700
335	31.00000	36.40000	36.40000	0.00000	5.42800	5.48500
336	31.00000	36.40000	36.40000	0.00000	5.42500	5.48300
337	31.00000	36.40000	36.40000	0.00000	5.42300	5.48100
338	31.00000	36.40000	36.40000	0.00000	5.42100	5.47900
339	31.00000	36.40000	36.40000	0.00000	5.41900	5.47700
340	31.00000	36.40000	36.40000	0.00000	5.41700	5.47500
341	31.00000	36.40000	36.40000	0.00000	5.41500	5.47300
342	31.00000	36.40000	36.40000	0.00000	5.41400	5.47200
343	31.00000	36.40000	36.40000	0.00000	5.41200	5.47000
344	31.00000	36.40000	36.40000	0.00000	5.41000	5.46900
345	31.00000	36.40000	36.40000	0.00000	5.40900	5.46700
346	31.00000	36.40000	36.40000	0.00000	5.40700	5.46600
347	31.00000	36.40000	36.40000	0.00000	5.40600	5.46500
348	31.00000	36.40000	36.40000	0.00000	5.40500	5.46400
349	31.00000	36.40000	36.40000	0.00000	5.40300	5.46300
350	31.00000	36.40000	36.40000	0.00000	5.40200	5.46200
351	31.00000	36.40000	36.40000	0.00000	5.40100	5.46100
352	31.00000	36.40000	36.40000	0.00000	5.40000	5.46000
353	31.00000	36.40000	36.40000	0.00000	5.39900	5.46000
354	31.00000	36.40000	36.40000	0.00000	5.39900	5.45900
355	31.00000	36.40000	36.40000	0.00000	5.39800	5.45900
356	31.00000	36.40000	36.40000	0.00000	5.39700	5.45800
357	31.00000	36.40000	36.40000	0.00000	5.39700	5.45800
358	31.00000	36.40000	36.40000	0.00000	5.39700	5.45800
359	31.00000	36.40000	36.40000	0.00000	5.39600	5.45800
360	31.00000	36.40000	36.40000	0.00000	5.39600	5.45800

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	11.933 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Flat*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
0	15-Mar-04	0.00
1	25-Mar-04	6.25
2	25-Apr-04	5.19
3	25-May-04	5.23
4	25-Jun-04	5.18
5	25-Jul-04	5.23
6	25-Aug-04	5.17
7	25-Sep-04	5.17
8	25-Oct-04	5.21
9	25-Nov-04	5.15
10	25-Dec-04	5.19
11	25-Jan-05	5.13
12	25-Feb-05	5.12
13	25-Mar-05	5.26
14	25-Apr-05	5.09
15	25-May-05	5.13
16	25-Jun-05	5.06
17	25-Jul-05	5.10
18	25-Aug-05	5.03
19	25-Sep-05	5.01
20	25-Oct-05	5.11
21	25-Nov-05	5.44
22	25-Dec-05	5.49
23	25-Jan-06	5.41
24	25-Feb-06	5.39
25	25-Mar-06	5.54
26	25-Apr-06	5.34
27	25-May-06	5.38
28	25-Jun-06	5.30
29	25-Jul-06	5.34
30	25-Aug-06	5.26
31	25-Sep-06	5.24
32	25-Oct-06	5.28
33	25-Nov-06	5.35
34	25-Dec-06	5.40
35	25-Jan-07	5.30
36	25-Feb-07	5.28
37	25-Mar-07	5.46
38	25-Apr-07	5.22
39	25-May-07	5.27
40	25-Jun-07	5.17
41	25-Jul-07	5.22

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	11.933 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Flat*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
42	25-Aug-07	5.12
43	25-Sep-07	5.09
44	25-Oct-07	5.13
45	25-Nov-07	5.03
46	25-Dec-07	5.07
47	25-Jan-08	4.96
48	25-Feb-08	4.93
49	25-Mar-08	5.07
50	25-Apr-08	4.88
51	25-May-08	4.93
52	25-Jun-08	4.83
53	25-Jul-08	4.88
54	25-Aug-08	4.77
55	25-Sep-08	4.74
56	25-Oct-08	4.79
57	25-Nov-08	4.67
58	25-Dec-08	4.72
59	25-Jan-09	4.60
60	25-Feb-09	4.58
61	25-Mar-09	4.83
62	25-Apr-09	3.71
63	25-May-09	3.81
64	25-Jun-09	3.67
65	25-Jul-09	3.76
66	25-Aug-09	3.62
67	25-Sep-09	3.60
68	25-Oct-09	3.70
69	25-Nov-09	3.56
70	25-Dec-09	3.66
71	25-Jan-10	3.52
72	25-Feb-10	3.50
73	25-Mar-10	3.85
74	25-Apr-10	3.46
75	25-May-10	3.56
76	25-Jun-10	3.42
77	25-Jul-10	3.52
78	25-Aug-10	3.37
79	25-Sep-10	3.36
80	25-Oct-10	3.47
81	25-Nov-10	3.33
82	25-Dec-10	3.44
83	25-Jan-11	3.30

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	11.933 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Flat*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
84	25-Feb-11	3.29
85	25-Mar-11	3.66
86	25-Apr-11	3.25
87	25-May-11	3.37
88	25-Jun-11	3.22
89	25-Jul-11	3.33
90	25-Aug-11	3.19
91	25-Sep-11	3.19
92	25-Oct-11	3.31
93	25-Nov-11	3.17
94	25-Dec-11	3.30
95	25-Jan-12	3.16
96	25-Feb-12	3.15
97	25-Mar-12	3.41
98	25-Apr-12	3.13
99	25-May-12	3.26
100	25-Jun-12	3.12
101	25-Jul-12	3.24
102	25-Aug-12	3.10
103	25-Sep-12	3.09
104	25-Oct-12	3.21
105	25-Nov-12	3.07
106	25-Dec-12	3.19
107	25-Jan-13	3.05
108	25-Feb-13	3.05
109	25-Mar-13	3.45
110	25-Apr-13	3.05
111	25-May-13	3.18
112	25-Jun-13	3.04
113	25-Jul-13	3.18
114	25-Aug-13	3.04
115	25-Sep-13	3.04
116	25-Oct-13	3.17
117	25-Nov-13	3.03
118	25-Dec-13	3.17
119	25-Jan-14	3.03
120	25-Feb-14	3.03
121	25-Mar-14	3.43
122	25-Apr-14	3.02
123	25-May-14	3.16
124	25-Jun-14	3.02
125	25-Jul-14	3.15

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	11.933 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Flat*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
126	25-Aug-14	3.01
127	25-Sep-14	3.01
128	25-Oct-14	3.15
129	25-Nov-14	3.01
130	25-Dec-14	3.14
131	25-Jan-15	3.01
132	25-Feb-15	3.00
133	25-Mar-15	3.41
134	25-Apr-15	3.00
135	25-May-15	3.13
136	25-Jun-15	3.00
137	25-Jul-15	3.13
138	25-Aug-15	2.99
139	25-Sep-15	2.99
140	25-Oct-15	3.12
141	25-Nov-15	2.99
142	25-Dec-15	3.12
143	25-Jan-16	2.98
144	25-Feb-16	2.98
145	25-Mar-16	3.25
146	25-Apr-16	2.98
147	25-May-16	3.11
148	25-Jun-16	2.98
149	25-Jul-16	3.11
150	25-Aug-16	2.97
151	25-Sep-16	2.97
152	25-Oct-16	3.10
153	25-Nov-16	2.97
154	25-Dec-16	3.10
155	25-Jan-17	2.96
156	25-Feb-17	2.96
157	25-Mar-17	3.37
158	25-Apr-17	2.96
159	25-May-17	3.09
160	25-Jun-17	2.96
161	25-Jul-17	3.09
162	25-Aug-17	2.95
163	25-Sep-17	2.95
164	25-Oct-17	3.09
165	25-Nov-17	2.95
166	25-Dec-17	3.08
167	25-Jan-18	2.95

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	11.933 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Flat*
Triggers	Fail

Period Total	*Date*	*#XSSPREAD%*
168	25-Feb-18	2.94
169	25-Mar-18	3.35
170	25-Apr-18	2.94
171	25-May-18	3.08
172	25-Jun-18	2.94
173	25-Jul-18	3.07
174	25-Aug-18	2.93
175	25-Sep-18	2.93
176	25-Oct-18	3.07
177	25-Nov-18	2.93
178	25-Dec-18	3.06
179	25-Jan-19	2.93
180	25-Feb-19	2.93
181	25-Mar-19	3.33
182	25-Apr-19	2.92
183	25-May-19	3.06
184	25-Jun-19	2.92
185	25-Jul-19	3.06
186	25-Aug-19	2.92
187	25-Sep-19	2.92
188	25-Oct-19	3.05
189	25-Nov-19	2.92
190	25-Dec-19	3.05
191	25-Jan-20	2.91
192	25-Feb-20	2.91
193	25-Mar-20	3.18
194	25-Apr-20	2.91
195	25-May-20	3.05
196	25-Jun-20	2.91
197	25-Jul-20	3.05
198	25-Aug-20	2.91
199	25-Sep-20	2.91
200	25-Oct-20	3.04
201	25-Nov-20	2.91
202	25-Dec-20	3.04
203	25-Jan-21	2.91
204	25-Feb-21	2.91
205	25-Mar-21	3.31
206	25-Apr-21	2.90
207	25-May-21	3.04
208	25-Jun-21	2.90
209	25-Jul-21	3.04

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	11.933 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Flat*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
210	25-Aug-21	2.90
211	25-Sep-21	2.90
212	25-Oct-21	3.04
213	25-Nov-21	2.90
214	25-Dec-21	3.04
215	25-Jan-22	2.90
216	25-Feb-22	2.90
217	25-Mar-22	3.31
218	25-Apr-22	2.90
219	25-May-22	3.03
220	25-Jun-22	2.90
221	25-Jul-22	3.03
222	25-Aug-22	2.90
223	25-Sep-22	2.90
224	25-Oct-22	3.03
225	25-Nov-22	2.90
226	25-Dec-22	3.04
227	25-Jan-23	2.90
228	25-Feb-23	2.90
229	25-Mar-23	3.31
230	25-Apr-23	2.90
231	25-May-23	3.04
232	25-Jun-23	2.90
233	25-Jul-23	3.04
234	25-Aug-23	2.90
235	25-Sep-23	2.90
236	25-Oct-23	3.04
237	25-Nov-23	2.91
238	25-Dec-23	3.04
239	25-Jan-24	2.91
240	25-Feb-24	2.91
241	25-Mar-24	3.18
242	25-Apr-24	2.91
243	25-May-24	3.05
244	25-Jun-24	2.91
245	25-Jul-24	3.05
246	25-Aug-24	2.92
247	25-Sep-24	2.92
248	25-Oct-24	3.06
249	25-Nov-24	2.92
250	25-Dec-24	3.06
251	25-Jan-25	2.93

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	11.933 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Flat*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
252	25-Feb-25	2.93
253	25-Mar-25	3.33
254	25-Apr-25	2.94
255	25-May-25	3.07
256	25-Jun-25	2.94
257	25-Jul-25	3.08
258	25-Aug-25	2.95
259	25-Sep-25	2.95
260	25-Oct-25	3.09
261	25-Nov-25	2.96
262	25-Dec-25	3.09
263	25-Jan-26	2.97
264	25-Feb-26	2.97
265	25-Mar-26	3.37
266	25-Apr-26	2.98
267	25-May-26	3.11
268	25-Jun-26	2.99
269	25-Jul-26	3.12
270	25-Aug-26	3.00
271	25-Sep-26	3.01
272	25-Oct-26	3.14
273	25-Nov-26	3.02
274	25-Dec-26	3.15
275	25-Jan-27	3.03
276	25-Feb-27	3.04
277	25-Mar-27	3.43
278	25-Apr-27	3.05
279	25-May-27	3.18
280	25-Jun-27	3.05
281	25-Jul-27	3.18
282	25-Aug-27	3.05
283	25-Sep-27	3.05
284	25-Oct-27	3.17
285	25-Nov-27	3.04
286	25-Dec-27	3.17
287	25-Jan-28	3.04
288	25-Feb-28	3.04
289	25-Mar-28	3.30
290	25-Apr-28	3.04
291	25-May-28	3.17
292	25-Jun-28	3.04
293	25-Jul-28	3.17

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	11.933 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Flat*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
294	25-Aug-28	3.04
295	25-Sep-28	3.04
296	25-Oct-28	3.17
297	25-Nov-28	3.04
298	25-Dec-28	3.17
299	25-Jan-29	3.04
300	25-Feb-29	3.04
301	25-Mar-29	3.43
302	25-Apr-29	3.04
303	25-May-29	3.17
304	25-Jun-29	3.04
305	25-Jul-29	3.17
306	25-Aug-29	3.04
307	25-Sep-29	3.04
308	25-Oct-29	3.17
309	25-Nov-29	3.04
310	25-Dec-29	3.17
311	25-Jan-30	3.04
312	25-Feb-30	3.04
313	25-Mar-30	3.42
314	25-Apr-30	3.04
315	25-May-30	3.16
316	25-Jun-30	3.04
317	25-Jul-30	3.16
318	25-Aug-30	3.03
319	25-Sep-30	3.03
320	25-Oct-30	3.16
321	25-Nov-30	3.03
322	25-Dec-30	3.16
323	25-Jan-31	3.03
324	25-Feb-31	3.03
325	25-Mar-31	3.42
326	25-Apr-31	3.03
327	25-May-31	3.16
328	25-Jun-31	3.03
329	25-Jul-31	3.16
330	25-Aug-31	3.03
331	25-Sep-31	3.03
332	25-Oct-31	3.16
333	25-Nov-31	3.03
334	25-Dec-31	3.16
335	25-Jan-32	3.03

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	11.933 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Flat*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
336	25-Feb-32	3.03
337	25-Mar-32	3.29
338	25-Apr-32	3.03
339	25-May-32	3.16
340	25-Jun-32	3.03
341	25-Jul-32	3.16
342	25-Aug-32	3.03
343	25-Sep-32	3.03
344	25-Oct-32	3.16
345	25-Nov-32	3.03
346	25-Dec-32	3.16
347	25-Jan-33	3.03
348	25-Feb-33	3.03
349	25-Mar-33	3.42
350	25-Apr-33	3.03
351	25-May-33	3.16
352	25-Jun-33	3.03
353	25-Jul-33	3.17
354	25-Aug-33	3.04
355	25-Sep-33	3.05
356	25-Oct-33	3.19
357	25-Nov-33	3.70
358	25-Dec-33	4.33
359	25-Jan-34	0.21

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	9.862 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
0	15-Mar-04	0.00
1	25-Mar-04	6.25
2	25-Apr-04	5.15
3	25-May-04	5.19
4	25-Jun-04	5.10
5	25-Jul-04	5.13
6	25-Aug-04	5.03
7	25-Sep-04	4.97
8	25-Oct-04	4.95
9	25-Nov-04	4.78
10	25-Dec-04	4.75
11	25-Jan-05	4.55
12	25-Feb-05	4.42
13	25-Mar-05	4.53
14	25-Apr-05	4.15
15	25-May-05	4.09
16	25-Jun-05	3.85
17	25-Jul-05	3.79
18	25-Aug-05	3.53
19	25-Sep-05	3.40
20	25-Oct-05	3.56
21	25-Nov-05	4.59
22	25-Dec-05	4.60
23	25-Jan-06	4.36
24	25-Feb-06	4.29
25	25-Mar-06	4.62
26	25-Apr-06	4.13
27	25-May-06	4.35
28	25-Jun-06	4.08
29	25-Jul-06	4.09
30	25-Aug-06	3.82
31	25-Sep-06	3.69
32	25-Oct-06	3.76
33	25-Nov-06	4.17
34	25-Dec-06	4.24
35	25-Jan-07	3.99
36	25-Feb-07	3.91
37	25-Mar-07	4.35
38	25-Apr-07	3.77
39	25-May-07	4.14
40	25-Jun-07	3.88
41	25-Jul-07	3.97

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	9.862 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
42	25-Aug-07	3.71
43	25-Sep-07	3.62
44	25-Oct-07	3.74
45	25-Nov-07	3.66
46	25-Dec-07	3.76
47	25-Jan-08	3.47
48	25-Feb-08	3.38
49	25-Mar-08	3.68
50	25-Apr-08	3.21
51	25-May-08	3.47
52	25-Jun-08	3.19
53	25-Jul-08	3.32
54	25-Aug-08	3.04
55	25-Sep-08	2.98
56	25-Oct-08	3.14
57	25-Nov-08	2.91
58	25-Dec-08	3.08
59	25-Jan-09	2.82
60	25-Feb-09	2.79
61	25-Mar-09	3.38
62	25-Apr-09	2.65
63	25-May-09	2.90
64	25-Jun-09	2.60
65	25-Jul-09	1.97
66	25-Aug-09	1.68
67	25-Sep-09	1.61
68	25-Oct-09	1.78
69	25-Nov-09	1.58
70	25-Dec-09	1.74
71	25-Jan-10	1.46
72	25-Feb-10	1.40
73	25-Mar-10	2.04
74	25-Apr-10	1.31
75	25-May-10	1.54
76	25-Jun-10	1.26
77	25-Jul-10	1.45
78	25-Aug-10	1.17
79	25-Sep-10	1.13
80	25-Oct-10	1.32
81	25-Nov-10	1.06
82	25-Dec-10	1.27
83	25-Jan-11	1.01

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	9.862 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
84	25-Feb-11	0.99
85	25-Mar-11	1.67
86	25-Apr-11	0.92
87	25-May-11	1.15
88	25-Jun-11	0.87
89	25-Jul-11	1.06
90	25-Aug-11	0.78
91	25-Sep-11	0.74
92	25-Oct-11	0.94
93	25-Nov-11	0.70
94	25-Dec-11	0.90
95	25-Jan-12	0.63
96	25-Feb-12	0.60
97	25-Mar-12	1.05
98	25-Apr-12	0.53
99	25-May-12	0.78
100	25-Jun-12	0.50
101	25-Jul-12	0.71
102	25-Aug-12	0.43
103	25-Sep-12	0.39
104	25-Oct-12	0.61
105	25-Nov-12	0.36
106	25-Dec-12	0.57
107	25-Jan-13	0.28
108	25-Feb-13	0.25
109	25-Mar-13	0.96
110	25-Apr-13	0.17
111	25-May-13	0.42
112	25-Jun-13	0.14
113	25-Jul-13	0.36
114	25-Aug-13	0.08
115	25-Sep-13	0.04
116	25-Oct-13	0.27
117	25-Nov-13	0.01
118	25-Dec-13	0.23
119	25-Jan-14	0.00
120	25-Feb-14	0.00
121	25-Mar-14	0.66
122	25-Apr-14	0.00
123	25-May-14	0.13
124	25-Jun-14	0.00
125	25-Jul-14	0.12

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	9.862 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
126	25-Aug-14	0.00
127	25-Sep-14	0.00
128	25-Oct-14	0.09
129	25-Nov-14	0.00
130	25-Dec-14	0.07
131	25-Jan-15	0.00
132	25-Feb-15	0.00
133	25-Mar-15	0.54
134	25-Apr-15	0.00
135	25-May-15	0.01
136	25-Jun-15	0.00
137	25-Jul-15	0.00
138	25-Aug-15	0.00
139	25-Sep-15	0.00
140	25-Oct-15	0.00
141	25-Nov-15	0.00
142	25-Dec-15	0.00
143	25-Jan-16	0.00
144	25-Feb-16	0.00
145	25-Mar-16	0.06
146	25-Apr-16	0.00
147	25-May-16	0.00
148	25-Jun-16	0.00
149	25-Jul-16	0.00
150	25-Aug-16	0.00
151	25-Sep-16	0.00
152	25-Oct-16	0.00
153	25-Nov-16	0.00
154	25-Dec-16	0.00
155	25-Jan-17	0.00
156	25-Feb-17	0.00
157	25-Mar-17	0.00
158	25-Apr-17	0.00
159	25-May-17	0.00
160	25-Jun-17	0.00
161	25-Jul-17	0.00
162	25-Aug-17	0.00
163	25-Sep-17	0.00
164	25-Oct-17	0.00
165	25-Nov-17	0.00
166	25-Dec-17	0.00
167	25-Jan-18	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	9.862 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
168	25-Feb-18	0.00
169	25-Mar-18	0.00
170	25-Apr-18	0.00
171	25-May-18	0.00
172	25-Jun-18	0.00
173	25-Jul-18	0.00
174	25-Aug-18	0.00
175	25-Sep-18	0.00
176	25-Oct-18	0.00
177	25-Nov-18	0.00
178	25-Dec-18	0.00
179	25-Jan-19	0.00
180	25-Feb-19	0.00
181	25-Mar-19	0.00
182	25-Apr-19	0.00
183	25-May-19	0.00
184	25-Jun-19	0.00
185	25-Jul-19	0.00
186	25-Aug-19	0.00
187	25-Sep-19	0.00
188	25-Oct-19	0.00
189	25-Nov-19	0.00
190	25-Dec-19	0.00
191	25-Jan-20	0.00
192	25-Feb-20	0.00
193	25-Mar-20	0.00
194	25-Apr-20	0.00
195	25-May-20	0.00
196	25-Jun-20	0.00
197	25-Jul-20	0.00
198	25-Aug-20	0.00
199	25-Sep-20	0.00
200	25-Oct-20	0.00
201	25-Nov-20	0.00
202	25-Dec-20	0.00
203	25-Jan-21	0.00
204	25-Feb-21	0.00
205	25-Mar-21	0.00
206	25-Apr-21	0.00
207	25-May-21	0.00
208	25-Jun-21	0.00
209	25-Jul-21	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	9.862 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
210	25-Aug-21	0.00
211	25-Sep-21	0.00
212	25-Oct-21	0.00
213	25-Nov-21	0.00
214	25-Dec-21	0.00
215	25-Jan-22	0.00
216	25-Feb-22	0.00
217	25-Mar-22	0.00
218	25-Apr-22	0.00
219	25-May-22	0.00
220	25-Jun-22	0.00
221	25-Jul-22	0.00
222	25-Aug-22	0.00
223	25-Sep-22	0.00
224	25-Oct-22	0.00
225	25-Nov-22	0.00
226	25-Dec-22	0.00
227	25-Jan-23	0.00
228	25-Feb-23	0.00
229	25-Mar-23	0.00
230	25-Apr-23	0.00
231	25-May-23	0.00
232	25-Jun-23	0.00
233	25-Jul-23	0.00
234	25-Aug-23	0.00
235	25-Sep-23	0.00
236	25-Oct-23	0.00
237	25-Nov-23	0.00
238	25-Dec-23	0.00
239	25-Jan-24	0.00
240	25-Feb-24	0.00
241	25-Mar-24	0.00
242	25-Apr-24	0.00
243	25-May-24	0.00
244	25-Jun-24	0.00
245	25-Jul-24	0.00
246	25-Aug-24	0.00
247	25-Sep-24	0.00
248	25-Oct-24	0.00
249	25-Nov-24	0.00
250	25-Dec-24	0.00
251	25-Jan-25	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	9.862 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
252	25-Feb-25	0.00
253	25-Mar-25	0.00
254	25-Apr-25	0.00
255	25-May-25	0.00
256	25-Jun-25	0.00
257	25-Jul-25	0.00
258	25-Aug-25	0.00
259	25-Sep-25	0.00
260	25-Oct-25	0.00
261	25-Nov-25	0.00
262	25-Dec-25	0.00
263	25-Jan-26	0.00
264	25-Feb-26	0.00
265	25-Mar-26	0.00
266	25-Apr-26	0.00
267	25-May-26	0.00
268	25-Jun-26	0.00
269	25-Jul-26	0.00
270	25-Aug-26	0.00
271	25-Sep-26	0.00
272	25-Oct-26	0.00
273	25-Nov-26	0.00
274	25-Dec-26	0.00
275	25-Jan-27	0.00
276	25-Feb-27	0.00
277	25-Mar-27	0.00
278	25-Apr-27	0.00
279	25-May-27	0.00
280	25-Jun-27	0.00
281	25-Jul-27	0.00
282	25-Aug-27	0.00
283	25-Sep-27	0.00
284	25-Oct-27	0.00
285	25-Nov-27	0.00
286	25-Dec-27	0.00
287	25-Jan-28	0.00
288	25-Feb-28	0.00
289	25-Mar-28	0.00
290	25-Apr-28	0.00
291	25-May-28	0.00
292	25-Jun-28	0.00
293	25-Jul-28	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	9.862 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
294	25-Aug-28	0.00
295	25-Sep-28	0.00
296	25-Oct-28	0.00
297	25-Nov-28	0.00
298	25-Dec-28	0.00
299	25-Jan-29	0.00
300	25-Feb-29	0.00
301	25-Mar-29	0.00
302	25-Apr-29	0.00
303	25-May-29	0.00
304	25-Jun-29	0.00
305	25-Jul-29	0.00
306	25-Aug-29	0.00
307	25-Sep-29	0.00
308	25-Oct-29	0.00
309	25-Nov-29	0.00
310	25-Dec-29	0.00
311	25-Jan-30	0.00
312	25-Feb-30	0.00
313	25-Mar-30	0.00
314	25-Apr-30	0.00
315	25-May-30	0.00
316	25-Jun-30	0.00
317	25-Jul-30	0.00
318	25-Aug-30	0.00
319	25-Sep-30	0.00
320	25-Oct-30	0.00
321	25-Nov-30	0.00
322	25-Dec-30	0.00
323	25-Jan-31	0.00
324	25-Feb-31	0.00
325	25-Mar-31	0.00
326	25-Apr-31	0.00
327	25-May-31	0.00
328	25-Jun-31	0.00
329	25-Jul-31	0.00
330	25-Aug-31	0.00
331	25-Sep-31	0.00
332	25-Oct-31	0.00
333	25-Nov-31	0.00
334	25-Dec-31	0.00
335	25-Jan-32	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	9.862 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
336	25-Feb-32	0.00
337	25-Mar-32	0.00
338	25-Apr-32	0.00
339	25-May-32	0.00
340	25-Jun-32	0.00
341	25-Jul-32	0.00
342	25-Aug-32	0.00
343	25-Sep-32	0.00
344	25-Oct-32	0.00
345	25-Nov-32	0.00
346	25-Dec-32	0.00
347	25-Jan-33	0.00
348	25-Feb-33	0.00
349	25-Mar-33	0.00
350	25-Apr-33	0.00
351	25-May-33	0.00
352	25-Jun-33	0.00
353	25-Jul-33	0.00
354	25-Aug-33	0.00
355	25-Sep-33	0.00
356	25-Oct-33	0.00
357	25-Nov-33	0.00
358	25-Dec-33	0.00
359	25-Jan-34	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	6.973 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward + 200*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
0	15-Mar-04	0.00
1	25-Mar-04	6.25
2	25-Apr-04	3.13
3	25-May-04	3.23
4	25-Jun-04	3.09
5	25-Jul-04	3.18
6	25-Aug-04	3.02
7	25-Sep-04	2.96
8	25-Oct-04	2.99
9	25-Nov-04	2.78
10	25-Dec-04	2.80
11	25-Jan-05	2.55
12	25-Feb-05	2.42
13	25-Mar-05	2.71
14	25-Apr-05	2.15
15	25-May-05	2.15
16	25-Jun-05	1.87
17	25-Jul-05	1.86
18	25-Aug-05	1.55
19	25-Sep-05	1.42
20	25-Oct-05	1.64
21	25-Nov-05	2.60
22	25-Dec-05	2.67
23	25-Jan-06	2.37
24	25-Feb-06	2.31
25	25-Mar-06	2.81
26	25-Apr-06	2.18
27	25-May-06	2.64
28	25-Jun-06	2.32
29	25-Jul-06	2.39
30	25-Aug-06	2.08
31	25-Sep-06	1.98
32	25-Oct-06	2.14
33	25-Nov-06	2.72
34	25-Dec-06	2.85
35	25-Jan-07	2.55
36	25-Feb-07	2.47
37	25-Mar-07	3.09
38	25-Apr-07	2.37
39	25-May-07	3.09
40	25-Jun-07	2.76
41	25-Jul-07	2.92

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	6.973 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward + 200*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
42	25-Aug-07	2.59
43	25-Sep-07	2.50
44	25-Oct-07	2.67
45	25-Nov-07	2.48
46	25-Dec-07	2.65
47	25-Jan-08	2.30
48	25-Feb-08	2.21
49	25-Mar-08	2.64
50	25-Apr-08	2.02
51	25-May-08	2.34
52	25-Jun-08	1.99
53	25-Jul-08	2.18
54	25-Aug-08	1.85
55	25-Sep-08	1.79
56	25-Oct-08	1.99
57	25-Nov-08	1.68
58	25-Dec-08	1.89
59	25-Jan-09	1.60
60	25-Feb-09	1.57
61	25-Mar-09	2.33
62	25-Apr-09	1.43
63	25-May-09	1.59
64	25-Jun-09	1.25
65	25-Jul-09	1.43
66	25-Aug-09	1.09
67	25-Sep-09	1.03
68	25-Oct-09	1.23
69	25-Nov-09	0.29
70	25-Dec-09	0.46
71	25-Jan-10	0.21
72	25-Feb-10	0.17
73	25-Mar-10	0.85
74	25-Apr-10	0.10
75	25-May-10	0.23
76	25-Jun-10	0.06
77	25-Jul-10	0.17
78	25-Aug-10	0.03
79	25-Sep-10	0.02
80	25-Oct-10	0.10
81	25-Nov-10	0.01
82	25-Dec-10	0.06
83	25-Jan-11	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	6.973 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward + 200*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
84	25-Feb-11	0.00
85	25-Mar-11	0.39
86	25-Apr-11	0.00
87	25-May-11	0.00
88	25-Jun-11	0.00
89	25-Jul-11	0.00
90	25-Aug-11	0.00
91	25-Sep-11	0.00
92	25-Oct-11	0.00
93	25-Nov-11	0.00
94	25-Dec-11	0.00
95	25-Jan-12	0.00
96	25-Feb-12	0.00
97	25-Mar-12	0.00
98	25-Apr-12	0.00
99	25-May-12	0.00
100	25-Jun-12	0.00
101	25-Jul-12	0.00
102	25-Aug-12	0.00
103	25-Sep-12	0.00
104	25-Oct-12	0.00
105	25-Nov-12	0.00
106	25-Dec-12	0.00
107	25-Jan-13	0.00
108	25-Feb-13	0.00
109	25-Mar-13	0.00
110	25-Apr-13	0.00
111	25-May-13	0.00
112	25-Jun-13	0.00
113	25-Jul-13	0.00
114	25-Aug-13	0.00
115	25-Sep-13	0.00
116	25-Oct-13	0.00
117	25-Nov-13	0.00
118	25-Dec-13	0.00
119	25-Jan-14	0.00
120	25-Feb-14	0.00
121	25-Mar-14	0.00
122	25-Apr-14	0.00
123	25-May-14	0.00
124	25-Jun-14	0.00
125	25-Jul-14	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	6.973 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward + 200*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
126	25-Aug-14	0.00
127	25-Sep-14	0.00
128	25-Oct-14	0.00
129	25-Nov-14	0.00
130	25-Dec-14	0.00
131	25-Jan-15	0.00
132	25-Feb-15	0.00
133	25-Mar-15	0.00
134	25-Apr-15	0.00
135	25-May-15	0.00
136	25-Jun-15	0.00
137	25-Jul-15	0.00
138	25-Aug-15	0.00
139	25-Sep-15	0.00
140	25-Oct-15	0.00
141	25-Nov-15	0.00
142	25-Dec-15	0.00
143	25-Jan-16	0.00
144	25-Feb-16	0.00
145	25-Mar-16	0.00
146	25-Apr-16	0.00
147	25-May-16	0.00
148	25-Jun-16	0.00
149	25-Jul-16	0.00
150	25-Aug-16	0.00
151	25-Sep-16	0.00
152	25-Oct-16	0.00
153	25-Nov-16	0.00
154	25-Dec-16	0.00
155	25-Jan-17	0.00
156	25-Feb-17	0.00
157	25-Mar-17	0.00
158	25-Apr-17	0.00
159	25-May-17	0.00
160	25-Jun-17	0.00
161	25-Jul-17	0.00
162	25-Aug-17	0.00
163	25-Sep-17	0.00
164	25-Oct-17	0.00
165	25-Nov-17	0.00
166	25-Dec-17	0.00
167	25-Jan-18	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	6.973 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward + 200*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
168	25-Feb-18	0.00
169	25-Mar-18	0.00
170	25-Apr-18	0.00
171	25-May-18	0.00
172	25-Jun-18	0.00
173	25-Jul-18	0.00
174	25-Aug-18	0.00
175	25-Sep-18	0.00
176	25-Oct-18	0.00
177	25-Nov-18	0.00
178	25-Dec-18	0.00
179	25-Jan-19	0.00
180	25-Feb-19	0.00
181	25-Mar-19	0.00
182	25-Apr-19	0.00
183	25-May-19	0.00
184	25-Jun-19	0.00
185	25-Jul-19	0.00
186	25-Aug-19	0.00
187	25-Sep-19	0.00
188	25-Oct-19	0.00
189	25-Nov-19	0.00
190	25-Dec-19	0.00
191	25-Jan-20	0.00
192	25-Feb-20	0.00
193	25-Mar-20	0.00
194	25-Apr-20	0.00
195	25-May-20	0.00
196	25-Jun-20	0.00
197	25-Jul-20	0.00
198	25-Aug-20	0.00
199	25-Sep-20	0.00
200	25-Oct-20	0.00
201	25-Nov-20	0.00
202	25-Dec-20	0.00
203	25-Jan-21	0.00
204	25-Feb-21	0.00
205	25-Mar-21	0.00
206	25-Apr-21	0.00
207	25-May-21	0.00
208	25-Jun-21	0.00
209	25-Jul-21	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	6.973 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward + 200*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
210	25-Aug-21	0.00
211	25-Sep-21	0.00
212	25-Oct-21	0.00
213	25-Nov-21	0.00
214	25-Dec-21	0.00
215	25-Jan-22	0.00
216	25-Feb-22	0.00
217	25-Mar-22	0.00
218	25-Apr-22	0.00
219	25-May-22	0.00
220	25-Jun-22	0.00
221	25-Jul-22	0.00
222	25-Aug-22	0.00
223	25-Sep-22	0.00
224	25-Oct-22	0.00
225	25-Nov-22	0.00
226	25-Dec-22	0.00
227	25-Jan-23	0.00
228	25-Feb-23	0.00
229	25-Mar-23	0.00
230	25-Apr-23	0.00
231	25-May-23	0.00
232	25-Jun-23	0.00
233	25-Jul-23	0.00
234	25-Aug-23	0.00
235	25-Sep-23	0.00
236	25-Oct-23	0.00
237	25-Nov-23	0.00
238	25-Dec-23	0.00
239	25-Jan-24	0.00
240	25-Feb-24	0.00
241	25-Mar-24	0.00
242	25-Apr-24	0.00
243	25-May-24	0.00
244	25-Jun-24	0.00
245	25-Jul-24	0.00
246	25-Aug-24	0.00
247	25-Sep-24	0.00
248	25-Oct-24	0.00
249	25-Nov-24	0.00
250	25-Dec-24	0.00
251	25-Jan-25	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	6.973 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward + 200*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
252	25-Feb-25	0.00
253	25-Mar-25	0.00
254	25-Apr-25	0.00
255	25-May-25	0.00
256	25-Jun-25	0.00
257	25-Jul-25	0.00
258	25-Aug-25	0.00
259	25-Sep-25	0.00
260	25-Oct-25	0.00
261	25-Nov-25	0.00
262	25-Dec-25	0.00
263	25-Jan-26	0.00
264	25-Feb-26	0.00
265	25-Mar-26	0.00
266	25-Apr-26	0.00
267	25-May-26	0.00
268	25-Jun-26	0.00
269	25-Jul-26	0.00
270	25-Aug-26	0.00
271	25-Sep-26	0.00
272	25-Oct-26	0.00
273	25-Nov-26	0.00
274	25-Dec-26	0.00
275	25-Jan-27	0.00
276	25-Feb-27	0.00
277	25-Mar-27	0.00
278	25-Apr-27	0.00
279	25-May-27	0.00
280	25-Jun-27	0.00
281	25-Jul-27	0.00
282	25-Aug-27	0.00
283	25-Sep-27	0.00
284	25-Oct-27	0.00
285	25-Nov-27	0.00
286	25-Dec-27	0.00
287	25-Jan-28	0.00
288	25-Feb-28	0.00
289	25-Mar-28	0.00
290	25-Apr-28	0.00
291	25-May-28	0.00
292	25-Jun-28	0.00
293	25-Jul-28	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	6.973 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward + 200*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
294	25-Aug-28	0.00
295	25-Sep-28	0.00
296	25-Oct-28	0.00
297	25-Nov-28	0.00
298	25-Dec-28	0.00
299	25-Jan-29	0.00
300	25-Feb-29	0.00
301	25-Mar-29	0.00
302	25-Apr-29	0.00
303	25-May-29	0.00
304	25-Jun-29	0.00
305	25-Jul-29	0.00
306	25-Aug-29	0.00
307	25-Sep-29	0.00
308	25-Oct-29	0.00
309	25-Nov-29	0.00
310	25-Dec-29	0.00
311	25-Jan-30	0.00
312	25-Feb-30	0.00
313	25-Mar-30	0.00
314	25-Apr-30	0.00
315	25-May-30	0.00
316	25-Jun-30	0.00
317	25-Jul-30	0.00
318	25-Aug-30	0.00
319	25-Sep-30	0.00
320	25-Oct-30	0.00
321	25-Nov-30	0.00
322	25-Dec-30	0.00
323	25-Jan-31	0.00
324	25-Feb-31	0.00
325	25-Mar-31	0.00
326	25-Apr-31	0.00
327	25-May-31	0.00
328	25-Jun-31	0.00
329	25-Jul-31	0.00
330	25-Aug-31	0.00
331	25-Sep-31	0.00
332	25-Oct-31	0.00
333	25-Nov-31	0.00
334	25-Dec-31	0.00
335	25-Jan-32	0.00

RBS Greenwich Capital

Eq1st0401 Class M6 XS Analysis

Prepay	100 PricingSpeed
Default	6.973 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	6
LIBOR	*Forward + 200*
Triggers	Fail

Period	*Date*	*#XSSPREAD%*
Total		
336	25-Feb-32	0.00
337	25-Mar-32	0.00
338	25-Apr-32	0.00
339	25-May-32	0.00
340	25-Jun-32	0.00
341	25-Jul-32	0.00
342	25-Aug-32	0.00
343	25-Sep-32	0.00
344	25-Oct-32	0.00
345	25-Nov-32	0.00
346	25-Dec-32	0.00
347	25-Jan-33	0.00
348	25-Feb-33	0.00
349	25-Mar-33	0.00
350	25-Apr-33	0.00
351	25-May-33	0.00
352	25-Jun-33	0.00
353	25-Jul-33	0.00
354	25-Aug-33	0.00
355	25-Sep-33	0.00
356	25-Oct-33	0.00
357	25-Nov-33	0.00
358	25-Dec-33	0.00
359	25-Jan-34	0.00

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

RBS Greenwich Capital

Eq1st0401 Class M6 BE Analysis

Chotin

Balance	$5,190,000.00	Delay	0
		Dated	3/15/2004
Settle	3/15/2004	First Payment	3/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	11.933 CDR	9.862 CDR	6.973 CDR
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
LIBOR	*Flat*	*Forward*	*Forward + 200*
Triggers	Fail	Fail	Fail
WAL	10.86	11.34	12.28
Mod Durn	8.99	8.08	7.67
Principal Writedown	520.14 (0.01%)	0.00 (0.00%)	499.48 (0.01%)
Total Collat Group Loss (Collat Maturity)	53,412,768.38 (14.92%)	45,987,279.03 (12.85%)	34,438,084.90 (9.62%)
Total Collat Group Liquidation (Collat Maturity)	106,172,560.34 (29.66%)	91,468,847.58 (25.55%)	68,500,946.52 (19.13%)

Equifirst Mortgage Loan Trust 2004-1

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

eq1st0401 2A-1

Balance	$69,000,000.00	Delay	0
		Dated	3/15/2004
Settle	3/15/2004	First Payment	3/25/2004

WAL	3.03	3.03
Mod Durn	2.94	2.94
Principal Window	03/04 - 09/10	03/04 - 09/10
LIBOR_1MO	1.091	1.091
LIBOR_6MO	1.161	1.161
Prepay	6 CPR	6 CPR
Optional Redemption	Call (Y)	Call (N)

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

eq1st0401 Class M8 BE Analysis

Balance	$3,580,000.00	Delay	0
		Dated	3/15/2004
Settle	3/15/2004	First Payme	3/25/2004

Price	Yield
77-27+	11.249
Prepay	100 PricingSpeed
Default	139.145 *EQ_BONY_RAMP
Loss Severity	60%
Servicer Advances	100%
LIBOR	Forward
Liquidation Lag	12
Triggers	Fail
WAL	13.99
Mod Durn	8.40
Principal Writedown	160.25 (0.00%)
Total Collat Group Loss (Collat Maturity)	27,926,017.20 (7.80%)
Total Collat Group Liquidation (Collat Maturity)	46,027,427.09 (12.86%)

CDR Ramp: from 1 to 6 over 48 months, then 6 CDR for 12 months, then 6 ramping to 3 CDR over 24 months, then 3 CDR for LIFE.

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

RBS Greenwich Capital

eq1st0401 Class M8 BE Analysis

Cambridge

Balance	$3,580,000.00	Delay	0
		Dated	3/15/2004
Settle	3/15/2004	First Payment	3/25/2004

Prepay	75 PricingSpeed	75 PricingSpeed	100 PricingSpeed	100 PricingSpeed	150 PricingSpeed	150 PricingSpeed
Default	12.749 CDR	10.184 CDR	12.216 CDR	9.818 CDR	11.309 CDR	9.292 CDR
Loss Severity	35%	35%	35%	35%	35%	35%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	*Flat*	*Forward*	*Flat*	*Forward*	*Flat*	*Forward*
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
WAL	14.05	15.19	11.72	12.46	8.49	8.80
Mod Durn	9.80	8.74	8.59	7.87	6.69	6.34
Principal Writedown	5,888.52 (0.16%)	17,221.63 (0.48%)	2,719.86 (0.08%)	10,793.25 (0.30%)	1,387.70 (0.04%)	5,273.79 (0.15%)
Total Collat Group Loss (Collat Maturity)	47,027,782.12 (13.14%)	40,099,391.78 (11.20%)	38,077,682.26 (10.64%)	32,074,356.11 (8.96%)	26,650,973.77 (7.44%)	22,440,752.52 (6.27%)
Total Collat Group Liquidation (Collat Maturity)	132,633,166.78 (37.05%)	113,283,794.04 (31.64%)	107,448,830.31 (30.01%)	90,637,463.23 (25.32%)	75,250,320.00 (21.02%)	63,425,013.38 (17.72%)

RBS Greenwich Capital

eq1st0401 Class M8 Price/DM Analysis — Cambridge

Balance	$3,580,000.00	Delay	0
		Dated	3/15/2004
Settle	3/15/2004	First Payment	3/25/2004

Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
73-29	791	839	821	867	836	880	852	889	859	600
74-05	786	834	816	861	831	874	847	883	854	596
74-13	782	829	812	856	826	869	842	878	849	591
74-21	778	824	807	851	822	864	837	872	844	586
74-29	773	819	802	845	817	858	832	867	839	582
75-05	769	814	798	840	812	853	827	862	834	577
75-13	765	809	793	835	807	848	822	856	829	572
75-21	760	804	788	830	802	842	817	851	824	568
75-29	756	800	784	825	798	837	812	845	819	563
76-05	752	795	779	820	793	832	807	840	814	559
76-13	748	790	775	814	788	826	802	835	809	554
76-21	743	785	770	809	783	821	797	829	804	549
76-29	739	780	766	804	779	816	792	824	799	545
77-05	735	775	761	799	774	811	787	819	794	541
77-13	731	771	757	794	769	806	783	814	789	536
77-21	727	766	752	789	765	800	778	808	784	532
77-29	723	761	748	784	760	795	773	803	779	527
78-05	718	757	743	779	756	790	768	798	775	523
78-13	714	752	739	774	751	785	764	793	770	518
78-21	710	747	734	769	746	780	759	788	765	514
78-29	706	743	730	764	742	775	754	783	760	510
79-05	702	738	726	759	737	770	749	778	755	505
79-13	698	733	721	755	733	765	745	772	751	501
79-21	694	729	717	750	728	760	740	767	746	497
79-29	690	724	713	745	724	755	735	762	741	493
WAL	10.31	10.37	9.33	9.38	8.91	8.95	8.52	8.68	8.39	12.42
Mod Durn	7.48	6.57	6.93	6.18	6.69	6.01	6.46	5.93	6.38	7.16
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	951,990.02 (26.59%)
Total Collat Group Loss (Collat Maturity)	0.00 (0.00%)	0.00 (0.00%)	14,670,022.25 (4.10%)	14,711,705.03 (4.11%)	21,097,509.19 (5.89%)	21,152,261.73 (5.91%)	27,016,372.31 (7.55%)	27,080,411.15 (7.56%)	32,484,860.51 (9.07%)	32,555,185.96 (9.09%)
Total Collat Group Liquidation (Collat Maturity)	0.00 (0.00%)	0.00 (0.00%)	41,367,431.87 (11.55%)	41,558,378.13 (11.61%)	59,504,282.80 (16.62%)	59,760,607.67 (16.69%)	76,211,800.56 (21.29%)	76,518,323.58 (21.37%)	91,652,652.82 (25.60%)	91,996,983.06 (25.70%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	0 CDR	0 CDR	4 CDR	4 CDR	6 CDR	6 CDR	8 CDR	8 CDR	10 CDR	10 CDR
Loss Severity	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12	12
LIBOR	*Flat*	*Forward*	*Flat*	*Forward*	*Flat*	*Forward*	*Flat*	*Forward*	*Flat*	*Forward*
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

eq1st0401 Price/Yield - Class B1

Balance	$3,580,000.00	Delay	0
		Dated	3/15/2004
Settle	3/15/2004	First Payment	3/25/2004

Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield
75-06	12.134	12.697	12.739	12.762	12.765	12.709	11.712
75-14	12.044	12.646	12.686	12.709	12.714	12.661	11.667
75-22	11.954	12.594	12.634	12.656	12.662	12.613	11.623
75-30	11.865	12.543	12.582	12.604	12.611	12.566	11.580
76-06	11.776	12.492	12.530	12.551	12.560	12.518	11.536
76-14	11.687	12.441	12.479	12.499	12.509	12.471	11.493
76-22	11.599	12.391	12.427	12.447	12.458	12.424	11.449
76-30	11.511	12.340	12.376	12.396	12.408	12.377	11.406
77-06	11.424	12.290	12.325	12.344	12.358	12.331	11.364
77-14	11.337	12.240	12.275	12.293	12.308	12.285	11.321
77-22	11.250	12.191	12.224	12.242	12.258	12.238	11.278
77-30	11.164	12.141	12.174	12.191	12.208	12.192	11.236
78-06	11.078	12.092	12.124	12.141	12.159	12.147	11.194
78-14	10.992	12.043	12.074	12.090	12.110	12.101	11.152
78-22	10.907	11.994	12.025	12.040	12.061	12.056	11.111
78-30	10.822	11.945	11.975	11.990	12.012	12.011	11.069
79-06	10.738	11.897	11.926	11.940	11.964	11.966	11.028
79-14	10.653	11.849	11.877	11.891	11.915	11.921	10.987
79-22	10.570	11.801	11.828	11.841	11.867	11.876	10.946
79-30	10.486	11.753	11.780	11.792	11.819	11.832	10.905
80-06	10.403	11.705	11.731	11.743	11.771	11.788	10.865
WAL	4.60	10.11	9.86	9.62	9.90	11.12	13.99
Mod Durn	3.72	6.49	6.39	6.32	6.48	6.99	7.60
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	160.25 (0.00%)
Total Collat Group Loss (Collat Maturity)	0.00 (0.00%)	5,571,542.56 (1.56%)	10,882,092.55 (3.04%)	15,947,752.68 (4.45%)	20,783,454.23 (5.81%)	25,403,055.69 (7.10%)	27,926,017.20 (7.80%)
Total Collat Group Liquidation (Collat Maturity)	0.00 (0.00%)	9,179,606.93 (2.56%)	17,930,828.06 (5.01%)	26,279,921.42 (7.34%)	34,251,253.51 (9.57%)	41,867,456.46 (11.69%)	46,027,427.09 (12.86%)
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward	Forward
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	0 *EQ_BONY_RAMP	25 *EQ_BONY_RAMP	50 *EQ_BONY_RAMP	75 *EQ_BONY_RAMP	100 *EQ_BONY_RAMP	125 *EQ_BONY_RAMP	139.145 *EQ_BONY_RAMP
Loss Severity	60%	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12
Triggers	Pass	Fail	Fail	Fail	Fail	Fail	Fail

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

RBS Greenwich Capital

Breakeven Loss

				Static LIBOR		Forward LIBOR	
Class	**S&P**	**Moody's**	**Fitch**	**CDR Break**	**Collateral Cum Loss**	**CDR Break**	**Collateral Cum Loss**
B-1	BB+	[Ba2]	BB+	10.666%	10.92%	8.553%	9.14%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Loss severity at 40%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

RBS Greenwich Capital

eq1st0401 Class A-3 BE Analysis — AXA

Balance	$14,240,000.00	Delay	0
		Dated	3/15/2004
Settle	3/15/2004	First Payment	3/25/2004

Prepay (ARM)	100 PPC	100 PPC
Prepay (FRM)	115 PPC	115 PPC
Default	42.257 CDR	39.161 CDR
Loss Severity	40%	40%
Servicer Advances	100%	100%
LIBOR	*Flat*	*Forward*
Liquidation Lag	12	12
Triggers	Fail	Fail
WAL	4.32	4.51
Mod Durn	4.21	4.21
Principal Writedown	313.03 (0.00%)	79.46 (0.00%)
Total Collat Group Loss (Collat Maturity)	48,526,705.93 (27.11%)	46,711,161.72 (26.10%)
Total Collat Group Liquidation (Collat Maturity)	119,942,311.36 (67.01%)	115,550,563.38 (64.56%)

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: February 18, 2004***

Equifirst Mortgage Loan Trust 2004-1

$346,370,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
I-A1	$140,250,000	2.39 / 2.57	1-81 / 1-184	Floating Rate Senior	AAA / Aaa / AAA
II-A1	$69,000,000	1.01 / 1.01	1-22 / 1-22	Floating Rate Senior	AAA / Aaa / AAA
II-A2	$57,000,000	3.01 / 3.01	22-69 / 22-69	Floating Rate Senior	AAA / Aaa / AAA
II-A3	$14,240,000	6.54 / 8.37	69-81 / 69-184	Floating Rate Senior	AAA / Aaa / AAA
M-1	$23,810,000	4.69 / 5.16	40-81 / 40-155	Floating Rate Subordinate	AA / Aa2 / AA
M-2	$10,740,000	4.63 / 5.08	39-81 / 39-142	Floating Rate Subordinate	A+ / A1 / A+
M-3	$9,310,000	4.61 / 5.03	39-81 / 39-134	Floating Rate Subordinate	A / A2 / A
M-4	$6,090,000	4.59 / 4.97	38-81 / 38-125	Floating Rate Subordinate	A- / A3 / A-
M-5	$5,190,000	4.58 / 4.94	38-81 / 38-119	Floating Rate Subordinate	BBB+ / Baa1 / BBB+
M-6	$5,190,000	4.58 / 4.88	37-81 / 37-111	Floating Rate Subordinate	BBB / Baa2 / BBB
M-7	$5,550,000	4.56 / 4.76	37-81 / 37-102	Floating Rate Subordinate	BBB- / Baa3 / BBB-
B-1[4]	$3,580,000	Not Marketed Hereby		Floating Rate Subordinate	BB+ / [Ba2] / BB+
Total	$346,370,000				

(1) *The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class I-A1, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are priced to the Clean-up Call Date and the Class M-7 and Class B-1 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Class B-1 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor: Financial Asset Securities Corp.

Servicer: Homeq Servicing Corporation

Lead Underwriter: Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")

Co-Underwriters:	Morgan Keegan & Company, Inc. and WAMU Capital Corp.
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	EFC Holdings Corporation ("***Equifirst***"), a wholly owned subsidiary of Regions Bank.
Certificates:	The Class I-A1 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 Certificates (together, the "***Class M Certificates***")and the Class B-1 Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on February 15, 2004. The collateral information described herein is as of, with respect to 305 of the Mortgage Loans, the close of business on February 10, 2004 and with respect to 2,473 of the Mortgage Loans, the close of business on February 11, 2004.
Expected Closing Date:	On or about March 15, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in March 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates (other than the Class B-1 Certificates) are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Optional Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-up Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $358,004,953 consisting of primarily first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Cut-off Date, the "***Group I Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $179,012,119. Approximately 31.03% of the Group I Mortgage Loans have fixed rates and approximately 68.97% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $178,992,834. Approximately 30.25% of the Group II Mortgage Loans have fixed rates and approximately 69.75% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

On the Closing Date, up to 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pass-Through Rate: The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:	The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.
Base Rate:	The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.
Net WAC Rate:	The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Net WAC Rate Carryover Amount:	If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from April 2004 to October 2006. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 9.25% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 2.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) 4.50% of the current principal balance of the Mortgage Loans;
  (b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in March 2007 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 43.30%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	21.65%	43.30%
M-1	15.00%	30.00%
M-2	12.00%	24.00%
M-3	9.40%	18.80%
M-4	7.70%	15.40%
M-5	6.25%	12.50%
M-6	4.80%	9.60%
M-7	3.25%	6.50%
B-1	2.25%	4.50%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [35.00]% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
March 2007 – February 2008	[3.75]%
March 2008 – February 2009	[5.50]%
March 2009 – February 2010	[7.25]%
March 2010 and thereafter	[TBD]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss.***" Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-1 Certificates, second to the Class M-7 Certificates, third to the Class M-6 Certificates, fourth to the Class M-5 Certificates, fifth to the Class M-4 Certificates, sixth to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates and tenth, monthly interest to the Class B-1 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates and ninth, monthly principal to the Class B-1 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates and then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates and lastly to the Class B-1 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class I-A1 Certificates until the aggregate principal balance thereof has been reduced to zero and principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh, to the Class M-7 Certificates and eighth, to the Class B-1 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 43.30% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 30.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 24.00% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 18.80% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 15.40% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 12.50% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 9.60% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 6.50% credit enhancement and ninth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.50% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount	Cap Strike	Cap Ceiling
1	$349,950,000.00	9.25000%	9.25000%
2	$346,700,022.72	6.54435%	9.25000%
3	$343,005,909.06	6.76228%	9.25000%
4	$338,874,478.45	6.54390%	9.25000%
5	$334,314,447.26	6.76176%	9.25000%
6	$329,336,260.36	6.54335%	9.25000%
7	$323,952,574.92	6.54302%	9.25000%
8	$318,177,478.83	6.76076%	9.25000%
9	$312,026,725.56	6.54228%	9.25000%
10	$305,670,576.29	6.76004%	9.25000%
11	$299,136,414.65	6.54177%	9.25000%
12	$292,435,098.60	6.54168%	9.25000%
13	$285,578,311.36	7.24261%	9.25000%
14	$278,578,406.87	6.54185%	9.25000%
15	$271,448,467.98	6.76019%	9.25000%
16	$264,202,242.70	6.54250%	9.25000%
17	$256,854,075.82	6.76111%	9.25000%
18	$249,418,835.98	6.54365%	9.25000%
19	$241,911,838.77	6.54442%	9.25000%
20	$234,348,766.37	6.96131%	9.25000%
21	$226,752,074.46	8.00911%	9.25000%
22	$219,298,400.26	8.28585%	9.25000%
23	$212,087,410.72	8.02094%	9.25000%
24	$205,111,681.81	8.01583%	9.25000%
25	$198,364,061.19	8.86899%	9.25000%
26	$191,836,896.49	8.06773%	9.25000%
27	$185,524,003.93	8.75819%	9.25000%
28	$179,424,758.29	8.47315%	9.25000%
29	$173,524,035.34	8.75059%	9.25000%
30	$167,815,159.38	8.46101%	9.25000%
31	$162,291,682.38	8.45368%	9.25000%
32	$156,947,418.64	8.79045%	9.25000%
33 and thereafter	$0.00	0.00000%	0.00000%

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
1	NA	31	9.25%
2	9.25%	32	9.25%
3	9.25%	33	9.39%
4	9.25%	34	9.69%
5	9.25%	35	9.37%
6	9.25%	36	9.36%
7	9.25%	37	10.35%
8	9.25%	38	9.39%
9	9.25%	39	10.26%
10	9.25%	40	9.92%
11	9.25%	41	10.24%
12	9.25%	42	9.89%
13	9.25%	43	9.88%
14	9.25%	44	10.19%
15	9.25%	45	10.00%
16	9.25%	46	10.31%
17	9.25%	47	9.97%
18	9.25%	48	9.95%
19	9.25%	49	10.62%
20	9.25%	50	9.92%
21	9.25%	51	10.38%
22	9.25%	52	10.03%
23	9.25%	53	10.35%
24	9.25%	54	10.00%
25	9.25%	55	9.98%
26	9.25%	56	10.29%
27	9.25%	57	9.94%
28	9.25%	58	10.26%
29	9.25%	59	9.91%
30	9.25%	60	9.89%

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	10.93%	72	9.68%
62	9.86%	73	10.70%
63	10.17%	74	9.65%
64	9.82%	75	9.95%
65	10.13%	76	9.61%
66	9.79%	77	9.91%
67	9.77%	78	9.58%
68	10.08%	79	9.56%
69	9.73%	80	9.86%
70	10.04%	81	9.52%
71	9.70%		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Breakeven Losses

				Static LIBOR		Forward LIBOR	
Class	**S&P**	**Moody's**	**Fitch**	**CDR Break**	**Collateral Cum Loss**	**CDR Break**	**Collateral Cum Loss**
M-1	AA	Aa2	AA	28.402%	21.81%	25.508%	20.44%
M-2	A+	A1	A+	23.363%	19.31%	20.552%	17.77%
M-3	A	A2	A	19.531%	17.14%	16.777%	15.43%
M-4	A-	A3	A-	17.216%	15.70%	14.507%	13.88%
M-5	BBB+	Baa1	BBB+	15.351%	14.45%	12.677%	12.53%
M-6	BBB	Baa2	BBB	13.525%	13.14%	10.933%	11.16%
M-7	BBB-	Baa3	BBB-	11.605%	11.68%	9.298%	9.79%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Loss severity at 40%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.30	2.79	2.39	2.01	1.62
MDUR (yr)	3.16	2.68	2.31	1.95	1.58
First Prin Pay	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class I-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.56	3.01	2.57	2.18	1.76
MDUR (yr)	3.38	2.87	2.47	2.11	1.71
First Prin Pay	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
Last Prin Pay	08/25/24	10/25/21	06/25/19	11/25/17	11/25/15

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.29	1.13	1.01	0.90	0.80
MDUR (yr)	1.27	1.11	0.99	0.89	0.79
First Prin Pay	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
Last Prin Pay	07/25/06	03/25/06	12/25/05	10/25/05	08/25/05

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.29	1.13	1.01	0.90	0.80
MDUR (yr)	1.27	1.11	0.99	0.89	0.79
First Prin Pay	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
Last Prin Pay	07/25/06	03/25/06	12/25/05	10/25/05	08/25/05

Weighted Average Life Tables

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.26	3.57	3.01	2.44	2.02
MDUR (yr)	4.11	3.46	2.92	2.38	1.98
First Prin Pay	07/25/06	03/25/06	12/25/05	10/25/05	08/25/05
Last Prin Pay	03/25/12	11/25/10	11/25/09	01/25/09	12/25/06

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.26	3.57	3.01	2.44	2.02
MDUR (yr)	4.11	3.46	2.92	2.38	1.98
First Prin Pay	07/25/06	03/25/06	12/25/05	10/25/05	08/25/05
Last Prin Pay	03/25/12	11/25/10	11/25/09	01/25/09	12/25/06

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.16	7.62	6.54	5.57	3.95
MDUR (yr)	8.50	7.15	6.18	5.31	3.80
First Prin Pay	03/25/12	11/25/10	11/25/09	01/25/09	12/25/06
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.66	9.78	8.37	7.27	5.31
MDUR (yr)	10.56	8.98	7.77	6.80	5.03
First Prin Pay	03/25/12	11/25/10	11/25/09	01/25/09	12/25/06
Last Prin Pay	08/25/24	10/25/21	06/25/19	11/25/17	11/25/15

Weighted Average Life Tables

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.25	4.69	4.40	4.54
MDUR (yr)	5.84	4.96	4.45	4.20	4.34
First Prin Pay	05/25/07	04/25/07	06/25/07	09/25/07	02/25/08
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.90	5.82	5.16	4.84	4.95
MDUR (yr)	6.38	5.44	4.87	4.59	4.70
First Prin Pay	05/25/07	04/25/07	06/25/07	09/25/07	02/25/08
Last Prin Pay	09/25/21	01/25/19	01/25/17	07/25/15	11/25/13

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.25	4.63	4.22	4.06
MDUR (yr)	5.72	4.86	4.33	3.97	3.83
First Prin Pay	05/25/07	04/25/07	05/25/07	07/25/07	10/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.87	5.78	5.08	4.64	4.40
MDUR (yr)	6.20	5.29	4.70	4.33	4.13
First Prin Pay	05/25/07	04/25/07	05/25/07	07/25/07	10/25/07
Last Prin Pay	04/25/20	11/25/17	12/25/15	07/25/14	12/25/12

Weighted Average Life Tables

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.24	4.61	4.15	3.90
MDUR (yr)	5.69	4.83	4.29	3.90	3.68
First Prin Pay	05/25/07	03/25/07	05/25/07	06/25/07	08/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.83	5.74	5.03	4.54	4.22
MDUR (yr)	6.13	5.24	4.64	4.22	3.95
First Prin Pay	05/25/07	03/25/07	05/25/07	06/25/07	08/25/07
Last Prin Pay	06/25/19	02/25/17	04/25/15	11/25/13	06/25/12

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.23	4.59	4.12	3.82
MDUR (yr)	5.64	4.80	4.25	3.84	3.58
First Prin Pay	05/25/07	03/25/07	04/25/07	05/25/07	07/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.79	5.70	4.97	4.47	4.11
MDUR (yr)	6.05	5.16	4.56	4.14	3.83
First Prin Pay	05/25/07	03/25/07	04/25/07	05/25/07	07/25/07
Last Prin Pay	07/25/18	04/25/16	07/25/14	04/25/13	11/25/11

Weighted Average Life Tables

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.24	4.58	4.10	3.76
MDUR (yr)	5.60	4.77	4.22	3.80	3.52
First Prin Pay	05/25/07	03/25/07	04/25/07	05/25/07	06/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.74	5.66	4.94	4.42	4.02
MDUR (yr)	5.96	5.09	4.50	4.07	3.74
First Prin Pay	05/25/07	03/25/07	04/25/07	05/25/07	06/25/07
Last Prin Pay	11/25/17	08/25/15	01/25/14	09/25/12	05/25/11

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.24	4.58	4.07	3.72
MDUR (yr)	5.57	4.74	4.20	3.77	3.47
First Prin Pay	05/25/07	03/25/07	03/25/07	04/25/07	05/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.67	5.60	4.88	4.34	3.94
MDUR (yr)	5.87	5.02	4.43	3.99	3.65
First Prin Pay	05/25/07	03/25/07	03/25/07	04/25/07	05/25/07
Last Prin Pay	01/25/17	12/25/14	05/25/13	03/25/12	12/25/10

Weighted Average Life Tables

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.24	4.56	4.06	3.68
MDUR (yr)	5.28	4.53	4.02	3.63	3.32
First Prin Pay	05/25/07	03/25/07	03/25/07	03/25/07	04/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.53	5.48	4.76	4.25	3.83
MDUR (yr)	5.46	4.70	4.16	3.77	3.44
First Prin Pay	05/25/07	03/25/07	03/25/07	03/25/07	04/25/07
Last Prin Pay	01/25/16	02/25/14	08/25/12	07/25/11	05/25/10

Mortgage Loans
As of the Cut-off Date

Number Of Loans	2,778				
Total Outstanding Principal Balance	$358,004,952.71				
			Minimum	**Maximum**	
Average Original Loan Amount	$129,280.91		$30,000.00	$499,000.00	
Average Outstanding Principal Balance	$128,871.47		$29,629.37	$497,991.34	
Weighted Average Current Loan Rate	7.273	%	4.825	11.250	%
ARM Characteristics					
Weighted Average Gross Margin	6.933	%	4.950	10.900	%
Weighted Average Maximum Loan Rate	13.154	%	10.830	17.250	%
Weighted Average Minimum Loan Rate	7.154	%	4.830	11.250	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighted Average Months To Roll	23	months	10	35	months
Weighted Average Original Term	354.56	months	120.00	360.00	months
Weighted Average Remaining Term	350.98	months	115.00	359.00	months
Weighted Average Original LTV	90.94	%	18.52	100.00	%
Weighted Average Credit Score	649		486	809	
First Pay Date			Jan 21, 2003	Feb 10, 2004	
Maturity Date			Sep 03, 2013	Jan 10, 2034	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	99.84 % Fully Amortizing, 0.16 % Balloon
Top Property State Concentrations ($)	8.12 % Pennsylvania, 6.75 % Texas, 6.61 % Michigan
Maximum Zip Code Concentration ($)	0.34 % 77006

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
29,629 - 50,000	127	$5,287,190.05	1.48%
50,001 - 100,000	1,034	79,358,117.58	22.17
100,001 - 150,000	768	94,980,437.11	26.53
150,001 - 200,000	494	85,358,056.19	23.84
200,001 - 250,000	199	44,239,618.30	12.36
250,001 - 300,000	85	23,343,483.15	6.52
300,001 - 350,000	40	12,927,383.91	3.61
350,001 - 400,000	21	7,821,117.31	2.18
400,001 - 450,000	2	819,062.90	0.23
450,001 - 497,991	8	3,870,486.21	1.08
Total	2,778	$358,004,952.71	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	6	$294,430.18	0.08%
180	81	6,623,635.55	1.85
240	51	5,188,650.80	1.45
300	9	1,027,092.57	0.29
360	2,631	344,871,143.61	96.33
Total	2,778	$358,004,952.71	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
115 - 116	5	$218,330.18	0.06%
119 - 120	1	76,100.00	0.02
173 - 174	5	496,763.62	0.14
175 - 176	46	3,766,480.13	1.05
177 - 178	18	1,444,187.69	0.40
179 - 180	12	916,204.11	0.26
233 - 234	2	125,259.44	0.03
235 - 236	28	3,090,145.82	0.86
237 - 238	11	1,088,021.38	0.30
239 - 240	10	885,224.16	0.25
293 - 294	1	73,596.65	0.02
295 - 296	5	627,940.78	0.18
297 - 298	2	261,220.14	0.07
299 - 300	1	64,335.00	0.02
347 - 348	3	202,296.67	0.06
349 - 350	3	945,479.51	0.26
351 - 352	3	375,011.64	0.10
353 - 354	58	6,324,827.09	1.77
355 - 356	1,731	227,262,203.34	63.48
357 - 358	580	76,694,103.69	21.42
359 - 359	253	33,067,221.67	9.24
Total	2,778	$358,004,952.71	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,579	$331,396,402.33	92.57%
Townhouse	77	11,216,459.31	3.13
Condominium	78	8,870,373.98	2.48
Two-Four Family	44	6,521,717.09	1.82
Total	2,778	$358,004,952.71	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,696	$350,324,811.47	97.85%
Investor	82	7,680,141.24	2.15
Total	2,778	$358,004,952.71	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,502	$196,624,661.77	54.92%
Purchase	962	120,858,227.24	33.76
Rate/Term Refinance	311	40,157,419.41	11.22
Land Contract	3	364,644.29	0.10
Total	2,778	$358,004,952.71	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
18.52 - 20.00	3	$134,751.57	0.04%
25.01 - 30.00	1	84,727.44	0.02
30.01 - 35.00	6	393,794.10	0.11
35.01 - 40.00	7	563,891.01	0.16
40.01 - 45.00	9	583,101.01	0.16
45.01 - 50.00	15	1,365,121.50	0.38
50.01 - 55.00	14	1,544,497.51	0.43
55.01 - 60.00	34	2,934,066.69	0.82
60.01 - 65.00	32	3,382,751.94	0.94
65.01 - 70.00	85	8,822,833.36	2.46
70.01 - 75.00	125	15,099,313.28	4.22
75.01 - 80.00	316	38,612,574.47	10.79
80.01 - 85.00	327	39,385,934.50	11.00
85.01 - 90.00	388	51,348,787.99	14.34
90.01 - 95.00	131	21,761,506.57	6.08
95.01 - 100.00	1,285	171,987,299.77	48.04
Total	2,778	$358,004,952.71	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	96	$9,424,227.13	2.63%
Arizona	31	5,021,814.49	1.40
Arkansas	32	3,590,968.51	1.00
California	16	3,291,617.65	0.92
Colorado	37	6,730,653.14	1.88
Connecticut	27	4,539,418.30	1.27
Delaware	25	3,802,631.36	1.06
Florida	134	17,567,254.72	4.91
Georgia	91	12,173,491.65	3.40
Illinois	53	8,182,203.76	2.29
Indiana	102	10,427,049.47	2.91
Iowa	18	1,436,826.98	0.40
Kansas	20	2,328,063.41	0.65
Kentucky	49	5,387,806.40	1.50
Louisiana	60	7,049,581.76	1.97
Maine	13	1,425,618.64	0.40
Maryland	94	18,186,824.79	5.08
Massachusetts	38	7,655,633.13	2.14
Michigan	187	23,663,193.16	6.61
Minnesota	98	16,122,195.53	4.50
Mississippi	31	2,897,046.65	0.81
Missouri	86	9,965,233.54	2.78
Nebraska	24	3,200,160.29	0.89
New Hampshire	21	4,154,191.49	1.16
New Jersey	51	7,952,764.68	2.22
New Mexico	11	1,038,182.54	0.29
New York	59	8,219,022.61	2.30
North Carolina	146	16,797,471.40	4.69
Ohio	183	21,047,891.64	5.88
Oklahoma	51	5,750,043.63	1.61
Pennsylvania	247	29,081,673.80	8.12
Rhode Island	6	895,785.17	0.25
South Carolina	82	9,129,474.17	2.55
South Dakota	1	181,386.10	0.05
Tennessee	119	12,552,468.98	3.51
Texas	219	24,168,196.52	6.75

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
Utah	14	1,934,466.48	0.54
Vermont	1	116,701.95	0.03
Virginia	131	21,807,806.47	6.09
Washington	3	431,809.04	0.12
Wisconsin	68	8,420,359.38	2.35
Wyoming	3	255,742.20	0.07
Total	2,778	$358,004,952.71	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,482	$313,281,480.41	87.51%
Stated Documentation	260	39,153,015.63	10.94
Alternative Documentation	36	5,570,456.67	1.56
Total	2,778	$358,004,952.71	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
486 - 500	1	$56,112.22	0.02%
501 - 525	25	2,068,556.64	0.58
526 - 550	89	8,232,287.64	2.30
551 - 575	162	17,787,181.53	4.97
576 - 600	283	32,031,351.86	8.95
601 - 625	546	71,331,160.96	19.92
626 - 650	545	72,433,231.09	20.23
651 - 675	401	53,349,131.44	14.90
676 - 700	235	30,956,945.50	8.65
701 - 725	219	30,692,581.30	8.57
726 - 750	152	20,823,895.47	5.82
751 - 775	71	11,102,580.86	3.10
776 - 800	45	6,548,202.24	1.83
801 - 809	4	591,733.96	0.17
Total	2,778	$358,004,952.71	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.825 - 5.000	2	$858,534.85	0.24%
5.001 - 6.000	183	31,504,154.88	8.80
6.001 - 7.000	786	116,410,677.32	32.52
7.001 - 8.000	1,135	142,938,289.09	39.93
8.001 - 9.000	547	56,397,523.28	15.75
9.001 - 10.000	107	8,764,719.19	2.45
10.001 - 11.000	14	871,775.29	0.24
11.001 - 11.250	4	259,278.81	0.07
Total	2,778	$358,004,952.71	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.950 - 5.000	2	$578,563.96	0.23%
5.001 - 6.000	179	30,311,791.49	12.21
6.001 - 7.000	761	108,831,137.25	43.83
7.001 - 8.000	669	84,412,751.04	33.99
8.001 - 9.000	192	20,387,991.22	8.21
9.001 - 10.000	27	3,226,946.92	1.30
10.001 - 10.900	7	563,227.02	0.23
Total	1,837	$248,312,408.90	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.830 - 11.000	2	$858,534.85	0.35%
11.001 - 12.000	165	27,351,339.59	11.01
12.001 - 13.000	618	91,097,015.03	36.69
13.001 - 14.000	697	90,424,051.53	36.42
14.001 - 15.000	289	32,540,945.07	13.10
15.001 - 16.000	59	5,621,025.48	2.26
16.001 - 17.000	6	341,034.35	0.14
17.001 - 17.250	1	78,463.00	0.03
Total	1,837	$248,312,408.90	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.830 - 5.000	2	$858,534.85	0.35%
5.001 - 6.000	165	27,351,339.59	11.01
6.001 - 7.000	618	91,097,015.03	36.69
7.001 - 8.000	697	90,424,051.53	36.42
8.001 - 9.000	289	32,540,945.07	13.10
9.001 - 10.000	59	5,621,025.48	2.26
10.001 - 11.000	6	341,034.35	0.14
11.001 - 11.250	1	78,463.00	0.03
Total	1,837	$248,312,408.90	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	1,837	$248,312,408.90	100.00%
Total	1,837	$248,312,408.90	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,837	$248,312,408.90	100.00%
Total	1,837	$248,312,408.90	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,378	$183,290,339.17	51.20%
Fixed Rate	941	109,692,543.81	30.64
3/27 6 Mo LIBOR ARM	459	65,022,069.73	18.16
Total	2,778	$358,004,952.71	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Prepayment Penalty	2,431	$317,150,619.79	88.59%
No Prepayment Penalty	347	40,854,332.92	11.41
Total	2,778	$358,004,952.71	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	347	$40,854,332.92	11.41%
12	38	5,839,203.42	1.63
24	1,013	135,073,146.70	37.73
30	25	5,156,020.91	1.44
36	1,355	171,082,248.76	47.79
Total	2,778	$358,004,952.71	100.00%

Group I Mortgage Loans
As of the Cut-off Date

Number Of Loans	1,445				
Total Outstanding Principal Balance	$179,012,118.61				
			Minimum	**Maximum**	
Average Original Loan Amount	$124,273.53		$30,000.00	$350,000.00	
Average Outstanding Principal Balance	$123,883.82		$29,629.37	$349,184.06	
Weighted Average Current Loan Rate	7.339	%	5.050	11.250	%
ARM Characteristics					
Weighted Average Gross Margin	6.977	%	4.950	10.900	%
Weighted Average Maximum Loan Rate	13.216	%	11.050	17.250	%
Weighted Average Minimum Loan Rate	7.216	%	5.050	11.250	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighted Average Months To Roll	23	months	10	35	months
Weighted Average Original Term	353.58	months	120.00	360.00	months
Weighted Average Remaining Term	350.07	months	115.00	359.00	months
Weighted Average Original LTV	91.24	%	18.52	100.00	%
Weighted Average Credit Score	648		511	809	
First Pay Date			Jan 21, 2003	Feb 10, 2004	
Maturity Date			Sep 03, 2013	Jan 10, 2034	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	99.77 % Fully Amortizing, 0.23 % Balloon
Top Property State Concentrations ($)	8.31 % Pennsylvania, 6.70 % Michigan, 6.34 % Ohio
Maximum Zip Code Concentration ($)	0.48 % 28601

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
29,629 - 50,000	59	$2,440,817.54	1.36%
50,001 - 100,000	563	43,085,435.95	24.07
100,001 - 150,000	402	49,502,306.60	27.65
150,001 - 200,000	258	44,317,732.84	24.76
200,001 - 250,000	108	24,083,104.95	13.45
250,001 - 300,000	44	12,086,542.59	6.75
300,001 - 349,184	11	3,496,178.14	1.95
Total	1,445	$179,012,118.61	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	2	$127,291.91	0.07%
180	47	4,047,454.00	2.26
240	30	3,014,809.89	1.68
300	4	461,522.39	0.26
360	1,362	171,361,040.42	95.73
Total	1,445	$179,012,118.61	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
115 - 116	1	$51,191.91	0.03%
119 - 120	1	76,100.00	0.04
173 - 174	4	420,630.77	0.23
175 - 176	28	2,470,410.85	1.38
177 - 178	9	734,242.20	0.41
179 - 180	6	422,170.18	0.24
233 - 234	1	40,442.52	0.02
235 - 236	15	1,652,682.39	0.92
237 - 238	5	524,005.33	0.29
239 - 240	9	797,679.65	0.45
295 - 296	2	200,302.25	0.11
297 - 298	2	261,220.14	0.15
347 - 348	2	139,168.24	0.08
351 - 352	2	285,257.78	0.16
353 - 354	30	2,924,612.29	1.63
355 - 356	882	111,279,411.32	62.16
357 - 358	293	37,893,790.23	21.17
359 - 359	153	18,838,800.56	10.52
Total	1,445	$179,012,118.61	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,331	$163,839,983.47	91.52%
Townhouse	48	6,880,920.51	3.84
Condominium	43	4,661,562.62	2.60
Two-Four Family	23	3,629,652.01	2.03
Total	1,445	$179,012,118.61	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,399	$174,862,647.63	97.68%
Investor	46	4,149,470.98	2.32
Total	1,445	$179,012,118.61	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	772	$97,677,330.23	54.56%
Purchase	497	58,891,082.50	32.90
Rate/Term Refinance	174	22,201,899.88	12.40
Land Contract	2	241,806.00	0.14
Total	1,445	$179,012,118.61	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
18.52 - 20.00	3	$134,751.57	0.08%
30.01 - 35.00	3	120,934.83	0.07
35.01 - 40.00	6	508,024.19	0.28
40.01 - 45.00	7	475,411.52	0.27
45.01 - 50.00	10	1,015,464.73	0.57
50.01 - 55.00	7	770,456.38	0.43
55.01 - 60.00	15	1,190,569.72	0.67
60.01 - 65.00	14	1,498,441.01	0.84
65.01 - 70.00	48	4,466,223.59	2.49
70.01 - 75.00	52	5,780,803.75	3.23
75.01 - 80.00	156	17,814,456.16	9.95
80.01 - 85.00	166	20,356,631.92	11.37
85.01 - 90.00	198	24,252,358.89	13.55
90.01 - 95.00	76	11,259,311.04	6.29
95.01 - 100.00	684	89,368,279.31	49.92
Total	1,445	$179,012,118.61	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	49	$4,778,087.31	2.67%
Arizona	17	2,763,702.48	1.54
Arkansas	17	1,824,134.43	1.02
California	7	1,239,719.54	0.69
Colorado	25	4,491,316.27	2.51
Connecticut	9	1,310,191.04	0.73
Delaware	13	1,764,849.04	0.99
Florida	69	8,427,498.40	4.71
Georgia	58	7,437,582.79	4.15
Illinois	25	3,810,522.44	2.13
Indiana	54	5,183,633.24	2.90
Iowa	11	926,654.81	0.52
Kansas	10	1,276,747.60	0.71
Kentucky	30	3,515,108.01	1.96
Louisiana	29	3,245,807.15	1.81
Maine	4	320,246.19	0.18
Maryland	45	7,771,285.58	4.34
Massachusetts	19	3,748,630.79	2.09
Michigan	97	11,987,976.23	6.70
Minnesota	43	6,750,259.78	3.77
Mississippi	20	2,044,856.50	1.14
Missouri	40	4,523,744.18	2.53
Nebraska	15	1,811,228.91	1.01
New Hampshire	11	2,298,409.31	1.28
New Jersey	22	3,519,123.52	1.97
New Mexico	5	532,847.17	0.30
New York	31	4,004,372.12	2.24
North Carolina	80	8,704,204.70	4.86
Ohio	96	11,352,319.84	6.34
Oklahoma	32	3,854,943.43	2.15
Pennsylvania	130	14,880,860.75	8.31
Rhode Island	4	566,039.42	0.32
South Carolina	41	4,519,847.39	2.52
Tennessee	68	7,606,835.45	4.25
Texas	110	10,906,503.60	6.09
Utah	7	931,696.27	0.52

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
Virginia	66	10,190,152.22	5.69
Washington	2	292,056.21	0.16
Wisconsin	33	3,809,832.22	2.13
Wyoming	1	88,292.28	0.05
Total	1,445	$179,012,118.61	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,285	$156,695,209.21	87.53%
Stated Documentation	140	19,557,474.08	10.93
Alternative Documentation	20	2,759,435.32	1.54
Total	1,445	$179,012,118.61	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
511 - 525	10	$748,622.27	0.42%
526 - 550	48	4,567,019.86	2.55
551 - 575	74	7,561,610.66	4.22
576 - 600	143	15,994,566.08	8.93
601 - 625	284	35,650,498.33	19.92
626 - 650	304	38,076,563.01	21.27
651 - 675	219	27,585,083.24	15.41
676 - 700	125	16,383,170.52	9.15
701 - 725	107	14,255,572.17	7.96
726 - 750	81	11,491,702.28	6.42
751 - 775	28	3,775,386.85	2.11
776 - 800	19	2,574,478.67	1.44
801 - 809	3	347,844.67	0.19
Total	1,445	$179,012,118.61	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.050 - 6.000	84	$13,280,244.31	7.42%
6.001 - 7.000	395	55,184,425.36	30.83
7.001 - 8.000	601	74,179,276.44	41.44
8.001 - 9.000	304	31,562,220.42	17.63
9.001 - 10.000	51	4,129,015.88	2.31
10.001 - 11.000	6	417,657.39	0.23
11.001 - 11.250	4	259,278.81	0.14
Total	1,445	$179,012,118.61	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.950 - 5.000	1	$274,013.69	0.22%
5.001 - 6.000	90	14,004,060.01	11.34
6.001 - 7.000	386	52,192,749.71	42.28
7.001 - 8.000	359	44,318,490.77	35.90
8.001 - 9.000	104	11,257,167.29	9.12
9.001 - 10.000	11	1,204,796.74	0.98
10.001 - 10.900	3	208,186.69	0.17
Total	954	$123,459,464.90	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.050 - 12.000	77	$12,051,128.87	9.76%
12.001 - 13.000	307	42,573,671.82	34.48
13.001 - 14.000	374	47,452,890.32	38.44
14.001 - 15.000	167	18,707,131.26	15.15
15.001 - 16.000	25	2,421,552.98	1.96
16.001 - 17.000	3	174,626.65	0.14
17.001 - 17.250	1	78,463.00	0.06
Total	954	$123,459,464.90	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.050 - 6.000	77	$12,051,128.87	9.76%
6.001 - 7.000	307	42,573,671.82	34.48
7.001 - 8.000	374	47,452,890.32	38.44
8.001 - 9.000	167	18,707,131.26	15.15
9.001 - 10.000	25	2,421,552.98	1.96
10.001 - 11.000	3	174,626.65	0.14
11.001 - 11.250	1	78,463.00	0.06
Total	954	$123,459,464.90	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	954	$123,459,464.90	100.00%
Total	954	$123,459,464.90	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	954	$123,459,464.90	100.00%
Total	954	$123,459,464.90	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	716	$90,988,781.05	50.83%
Fixed Rate	491	55,552,653.71	31.03
3/27 6 Mo LIBOR ARM	238	32,470,683.85	18.14
Total	1,445	$179,012,118.61	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Prepayment Penalty	1,253	$157,315,331.97	87.88%
No Prepayment Penalty	192	21,696,786.64	12.12
Total	1,445	$179,012,118.61	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	192	$21,696,786.64	12.12%
12	22	3,074,908.83	1.72
24	534	69,099,744.93	38.60
30	11	2,144,596.98	1.20
36	686	82,996,081.23	46.36
Total	1,445	$179,012,118.61	100.00%

Group II Mortgage Loans
As of the Cut-off Date

Number Of Loans	1,333				
Total Outstanding Principal Balance	$178,992,834.10				
			Minimum	**Maximum**	
Average Original Loan Amount	$134,709.01		$30,000.00	$499,000.00	
Average Outstanding Principal Balance	$134,278.20		$29,901.01	$497,991.34	
Weighted Average Current Loan Rate	7.206	%	4.825	10.850	%
ARM Characteristics					
Weighted Average Gross Margin	6.889	%	4.980	10.350	%
Weighted Average Maximum Loan Rate	13.092	%	10.830	16.550	%
Weighted Average Minimum Loan Rate	7.092	%	4.830	10.550	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighted Average Months To Roll	23	months	12	35	months
Weighted Average Original Term	355.54	months	120.00	360.00	months
Weighted Average Remaining Term	351.88	months	116.00	359.00	months
Weighted Average Original LTV	90.64	%	25.15	100.00	%
Weighted Average Credit Score	650		486	808	
First Pay Date			Jan 29, 2003	Feb 10, 2004	
Maturity Date			Sep 24, 2013	Jan 10, 2034	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	99.91 % Fully Amortizing, 0.09 % Balloon
Top Property State Concentrations ($)	7.93 % Pennsylvania, 7.41 % Texas, 6.52 % Michigan
Maximum Zip Code Concentration ($)	0.43 % 22191

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
29,901 - 50,000	68	$2,846,372.51	1.59%
50,001 - 100,000	471	36,272,681.63	20.26
100,001 - 150,000	366	45,478,130.51	25.41
150,001 - 200,000	236	41,040,323.35	22.93
200,001 - 250,000	91	20,156,513.35	11.26
250,001 - 300,000	41	11,256,940.56	6.29
300,001 - 350,000	29	9,431,205.77	5.27
350,001 - 400,000	21	7,821,117.31	4.37
400,001 - 450,000	2	819,062.90	0.46
450,001 - 497,991	8	3,870,486.21	2.16
Total	1,333	$178,992,834.10	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	4	$167,138.27	0.09%
180	34	2,576,181.55	1.44
240	21	2,173,840.91	1.21
300	5	565,570.18	0.32
360	1,269	173,510,103.19	96.94
Total	1,333	$178,992,834.10	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
116 - 116	4	$167,138.27	0.09%
173 - 174	1	76,132.85	0.04
175 - 176	18	1,296,069.28	0.72
177 - 178	9	709,945.49	0.40
179 - 180	6	494,033.93	0.28
233 - 234	1	84,816.92	0.05
235 - 236	13	1,437,463.43	0.80
237 - 238	6	564,016.05	0.32
239 - 240	1	87,544.51	0.05
293 - 294	1	73,596.65	0.04
295 - 296	3	427,638.53	0.24
299 - 300	1	64,335.00	0.04
347 - 348	1	63,128.43	0.04
349 - 350	3	945,479.51	0.53
351 - 352	1	89,753.86	0.05
353 - 354	28	3,400,214.80	1.90
355 - 356	849	115,982,792.02	64.80
357 - 358	287	38,800,313.46	21.68
359 - 359	100	14,228,421.11	7.95
Total	1,333	$178,992,834.10	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,248	$167,556,418.86	93.61%
Townhouse	29	4,335,538.80	2.42
Condominium	35	4,208,811.36	2.35
Two-Four Family	21	2,892,065.08	1.62
Total	1,333	$178,992,834.10	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,297	$175,462,163.84	98.03%
Investor	36	3,530,670.26	1.97
Total	1,333	$178,992,834.10	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	730	$98,947,331.54	55.28%
Purchase	465	61,967,144.74	34.62
Rate/Term Refinance	137	17,955,519.53	10.03
Land Contract	1	122,838.29	0.07
Total	1,333	$178,992,834.10	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25.15 - 30.00	1	$84,727.44	0.05%
30.01 - 35.00	3	272,859.27	0.15
35.01 - 40.00	1	55,866.82	0.03
40.01 - 45.00	2	107,689.49	0.06
45.01 - 50.00	5	349,656.77	0.20
50.01 - 55.00	7	774,041.13	0.43
55.01 - 60.00	19	1,743,496.97	0.97
60.01 - 65.00	18	1,884,310.93	1.05
65.01 - 70.00	37	4,356,609.77	2.43
70.01 - 75.00	73	9,318,509.53	5.21
75.01 - 80.00	160	20,798,118.31	11.62
80.01 - 85.00	161	19,029,302.58	10.63
85.01 - 90.00	190	27,096,429.10	15.14
90.01 - 95.00	55	10,502,195.53	5.87
95.01 - 100.00	601	82,619,020.46	46.16
Total	1,333	$178,992,834.10	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	47	$4,646,139.82	2.60%
Arizona	14	2,258,112.01	1.26
Arkansas	15	1,766,834.08	0.99
California	9	2,051,898.11	1.15
Colorado	12	2,239,336.87	1.25
Connecticut	18	3,229,227.26	1.80
Delaware	12	2,037,782.32	1.14
Florida	65	9,139,756.32	5.11
Georgia	33	4,735,908.86	2.65
Illinois	28	4,371,681.32	2.44
Indiana	48	5,243,416.23	2.93
Iowa	7	510,172.17	0.29
Kansas	10	1,051,315.81	0.59
Kentucky	19	1,872,698.39	1.05
Louisiana	31	3,803,774.61	2.13
Maine	9	1,105,372.45	0.62
Maryland	49	10,415,539.21	5.82
Massachusetts	19	3,907,002.34	2.18
Michigan	90	11,675,216.93	6.52
Minnesota	55	9,371,935.75	5.24
Mississippi	11	852,190.15	0.48
Missouri	46	5,441,489.36	3.04
Nebraska	9	1,388,931.38	0.78
New Hampshire	10	1,855,782.18	1.04
New Jersey	29	4,433,641.16	2.48
New Mexico	6	505,335.37	0.28
New York	28	4,214,650.49	2.35
North Carolina	66	8,093,266.70	4.52
Ohio	87	9,695,571.80	5.42
Oklahoma	19	1,895,100.20	1.06
Pennsylvania	117	14,200,813.05	7.93
Rhode Island	2	329,745.75	0.18
South Carolina	41	4,609,626.78	2.58
South Dakota	1	181,386.10	0.10
Tennessee	51	4,945,633.53	2.76
Texas	109	13,261,692.92	7.41

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
Utah	7	1,002,770.21	0.56
Vermont	1	116,701.95	0.07
Virginia	65	11,617,654.25	6.49
Washington	1	139,752.83	0.08
Wisconsin	35	4,610,527.16	2.58
Wyoming	2	167,449.92	0.09
Total	1,333	$178,992,834.10	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,197	$156,586,271.20	87.48%
Stated Documentation	120	19,595,541.55	10.95
Alternative Documentation	16	2,811,021.35	1.57
Total	1,333	$178,992,834.10	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
486 - 500	1	$56,112.22	0.03%
501 - 525	15	1,319,934.37	0.74
526 - 550	41	3,665,267.78	2.05
551 - 575	88	10,225,570.87	5.71
576 - 600	140	16,036,785.78	8.96
601 - 625	262	35,680,662.63	19.93
626 - 650	241	34,356,668.08	19.19
651 - 675	182	25,764,048.20	14.39
676 - 700	110	14,573,774.98	8.14
701 - 725	112	16,437,009.13	9.18
726 - 750	71	9,332,193.19	5.21
751 - 775	43	7,327,194.01	4.09
776 - 800	26	3,973,723.57	2.22
801 - 808	1	243,889.29	0.14
Total	1,333	$178,992,834.10	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.825 - 5.000	2	$858,534.85	0.48%
5.001 - 6.000	99	18,223,910.57	10.18
6.001 - 7.000	391	61,226,251.96	34.21
7.001 - 8.000	534	68,759,012.65	38.41
8.001 - 9.000	243	24,835,302.86	13.88
9.001 - 10.000	56	4,635,703.31	2.59
10.001 - 10.850	8	454,117.90	0.25
Total	1,333	$178,992,834.10	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.980 - 5.000	1	$304,550.27	0.24%
5.001 - 6.000	89	16,307,731.48	13.06
6.001 - 7.000	375	56,638,387.54	45.36
7.001 - 8.000	310	40,094,260.27	32.11
8.001 - 9.000	88	9,130,823.93	7.31
9.001 - 10.000	16	2,022,150.18	1.62
10.001 - 10.350	4	355,040.33	0.28
Total	883	$124,852,944.00	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.830 - 11.000	2	$858,534.85	0.69%
11.001 - 12.000	88	15,300,210.72	12.25
12.001 - 13.000	311	48,523,343.21	38.86
13.001 - 14.000	323	42,971,161.21	34.42
14.001 - 15.000	122	13,833,813.81	11.08
15.001 - 16.000	34	3,199,472.50	2.56
16.001 - 16.550	3	166,407.70	0.13
Total	883	$124,852,944.00	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.830 - 5.000	2	$858,534.85	0.69%
5.001 - 6.000	88	15,300,210.72	12.25
6.001 - 7.000	311	48,523,343.21	38.86
7.001 - 8.000	323	42,971,161.21	34.42
8.001 - 9.000	122	13,833,813.81	11.08
9.001 - 10.000	34	3,199,472.50	2.56
10.001 - 10.550	3	166,407.70	0.13
Total	883	$124,852,944.00	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	883	$124,852,944.00	100.00%
Total	883	$124,852,944.00	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	883	$124,852,944.00	100.00%
Total	883	$124,852,944.00	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	662	$92,301,558.12	51.57%
Fixed Rate	450	54,139,890.10	30.25
3/27 6 Mo LIBOR ARM	221	32,551,385.88	18.19
Total	1,333	$178,992,834.10	100.00%

Prepayment Penalty	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
Prepayment Penalty	1,178	$159,835,287.82	89.30%
No Prepayment Penalty	155	19,157,546.28	10.70
Total	1,333	$178,992,834.10	100.00%

Prepayment Term (months)	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
0	155	$19,157,546.28	10.70%
12	16	2,764,294.59	1.54
24	479	65,973,401.77	36.86
30	14	3,011,423.93	1.68
36	669	88,086,167.53	49.21
Total	1,333	$178,992,834.10	100.00%

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

RBS Greenwich Capital

FICO Score	Full DOC	Alternative Doc	Stated Income	Avg Prin Bal	Current LTV
< 500	0.02	0.00	0.00	56,112.22	75.00
500 - 550	2.80	0.08	0.00	90,358.28	78.00
551 - 600	12.60	0.65	0.66	111,951.76	81.64
601 - 650	35.49	0.50	4.17	131,773.04	91.84
651 - 700	19.28	0.23	4.03	132,556.72	92.84
701 - 750	12.74	0.09	1.56	138,858.43	96.22
751 - 800	4.42	0.00	0.51	152,161.92	94.10
> 800	0.17	0.00	0.00	147,933.49	57.18
Total	87.51	1.56	10.94	128,871.47	90.94